Exhibit 1

FOR IMMEDIATE RELEASE	23 April 2019

WPP PLC

Annual Report and Accounts 2018 and Annual General Meeting 2019

The Company has today made available to shareholders the Annual Report and Accounts for the year ended 31 December 2018, Notice of Annual General Meeting 2019 and Form of Proxy. A copy of each document is available to view on WPP’s website www.wpp.com and via the website of the National Storage Mechanism www.morningstar.co.uk/uk/NSM

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), certain additional information extracted in unedited full text from the Annual Report and Accounts is set out in the appendices to this announcement.

23 April 2019

Appendices

Appendix 1: Management report information

The strategic report to shareholders attached is extracted from pages 2 to 83 of the Annual Report and Accounts and includes an indication of important events that have occurred during the financial year and their impact on the financial statements and the principal risks and uncertainties affecting the Group as at 31 December 2018.

Appendix 2: Financial Statements

The financial statements attached are extracted from pages 120 to 169 of the Annual Report and Accounts and include a responsibility statement on page 126.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

END

“THE WORK WE DO FOR CLIENTS HELPS THEM TO GROW THEIR BUSINESSES, BUILD RELATIONSHIPS WITH THEIR CUSTOMERS AND READY THEMSELVES FOR FUTURE SUCCESS.” Mark Read Chief Executive Of?cer As technology reshapes our industry, WPP is undergoing its own transformation. I feel very proud to have been given the opportunity to lead the Company at this important moment in its development. WPP is a great business with many thousands of talented people and outstanding agency brands. We count most of the world’s biggest companies as our clients and we are the largest partner to many of the world’s leading media and technology companies. The work we do for clients helps them to grow their businesses, build relationships with their customers and ready themselves for future success. We have real scale, with strong global creative networks and the number one media-buying operation worldwide through GroupM. We are leaders in major markets like China, India and Brazil, which are important to our clients’ future growth. The amazing work produced by our people, agencies and teams is recognised around the world for its creativity and effectiveness – forging bonds with consumers and delivering tangible business results for our clients. We have a deep understanding of consumers and Chief Marketing Of?cers see us as essential partners in helping to reach them. We also have strong and growing relationships with Chief Information Of?cers and Chief Technology Of?cers, which is vital as data and technology both disrupt and create new opportunities for our clients’ businesses. See our strengths, page 39 WPP ANNUAL REPORT 2018

CHIEF EXECUTIVE'S STATEMENT STRATEGIC REPORT

STRUCTURAL CHANGE, NOT STRUCTURAL DECLINE

So I am an optimist about the future of WPP. I believe our industry is facing a period of structural change, not structural decline. Clients are not cutting spend; marketing expense as a share of companies' revenue has stayed relatively constant over the last five years.

But spend is shifting and clients are seeking broader partnerships, well beyond our traditional strengths in commercial creativity. They want much greater insight into media channels and performance, and expertise in data. They want us to connect all of our capabilities together, and put technology at the centre of what we do.

See our strategy, from page 42

We are well placed to provide everything clients need, and in a growing number of cases we already do that. However, we need to adapt more quickly to the changing world around us if we are to continue to be successful.

Every industry is being disrupted by technology, and ours is no exception. New media channels have proliferated as traditional outlets have declined. Companies like Google, Facebook, Alibaba and Tencent have redefined the landscape.

There has been an explosion in content to populate the new channels – content that needs to be produced far more cost-effectively than ever before.

Ecommerce is frequently driving 100% of the growth for retailers, and our clients are looking for us to be in that space – offering everything from consultancy to the building of platforms and applications, and strategies for working with Amazon.

Clients expect us to be fluent in the language of modern, data-driven marketing. In this new environment, the role of traditional agencies is being challenged. Clients are under pressure due to changes in consumer behaviour. Consultants are becoming more significant competitors. Technology companies are vying with us for talent and attention. And amidst concerns about transparency, privacy, fake news and data security, the industry needs to restore trust among the public, policymakers and clients.

See our market, page 36

WPP has substantial assets to help us tackle these challenges. It is an incredible company that has built up a position as a leader in our market. But that market has changed, meaning we have to change as well to continue to deliver results for our clients.

Over the years the Company became too complicated, and under-invested in key areas such as talent, creativity and technology. Consequently, WPP has under-performed its peers since the first quarter of 2017, and top-line growth has been hard to find.

In 2018, organic growth[1] was -0.4%, albeit at the upper end of the guidance we provided in October.

The Company performed strongly in Western Continental Europe, Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, with the United States more challenging – something we have begun to address through our new strategy.

Reported profit before tax was down 30.6%, reflecting the impact of restructuring and transformation costs and goodwill impairment.

Dividends per share were 60.0p, flat with the prior year, and our year-end net debt position improved by £466 million compared to the same date in 2017 (an improvement of £605 million at 2018 exchange rates).

See our financial review, from page 54

RADICAL EVOLUTION: A THREE-YEAR STRATEGY

To restore WPP to sustainable, profitable growth, we have begun a three-year plan of "radical evolution" designed to improve performance across the business.

We use the term "radical" because of the scale of changes we are making and the tough choices we have to take, and "evolution" because we need to take our people and clients with us on the journey.

The first element of the plan is clarifying our vision and offer. The way in which we present ourselves to clients and other audiences has to reflect the nature and quality of the work we do and the creativity of the people inside WPP.

This is something we spent a lot of time on during the second half on 2018 and we were pleased by how well the results were received at our investor day in December.

Our vision for the new WPP is to be a "creative transformation company". Each of those three words is important and carefully chosen.

Our clients want our creativity, which is what makes us special and differentiates us from other professional services firms. They want us to help them transform their business in a world fundamentally changed by technology. And they want us to be a true company, to work as one on their behalf. Gone are the days when we could operate as a loose federation of independent agencies, overseen by a financial holding group.

As well as this new vision we articulated a new, more motivating purpose for WPP: to build better futures for our people and clients. We find this resonates with people both inside and outside the Company, who are pleased to hear WPP express such a positive and confident reason for being.

[1] Organic growth defined as like-for-like revenue less pass-through costs growth.

WPP ANNUAL REPORT 2018 3

STRATEGIC REPORT CHIEF EXECUTIVE’S STATEMENT “WE REMAIN PASSIONATE ADVOCATES OF BRAND-BUILDING, ITS INCALCULABLE LONG-TERM VALUE, AND OUR CREATIVE AGENCIES’ ABILITY TO MAKE EMOTIONAL CONNECTIONS BETWEEN PEOPLE AND BRANDS THAT LAST FOR A LIFETIME.” That purpose – of building better futures – applies to our wider communities too, and in our sustainability review we talk about the many ways in which we use the power of our creativity to bring about change. See sustainability, from page 60 Our new competitive positioning was developed in consultation with our people and clients, and is supported by a refreshed brand identity – developed by two WPP companies, Superunion and Landor – that you will see reflected in the pages of this report. We are very proud of it, the feedback has been overwhelmingly positive, and I hope you feel the same way. We are also going to market with an improved, simpler offer that re?ects our clients’ needs and allows us to expand in high-growth sectors. The new offer encompasses communications, experience, commerce and technology – each of which is necessary for success for modern clients. See our offer, from page 7 The second pillar of the strategy is a renewed commitment to creativity – putting our most important competitive advantage back at the heart of the business. We are investing an additional £15 million a year for the next three years in creative leadership talent, focused on the United States, which is our largest market and where the investment is most needed. We remain passionate advocates of brand-building, its incalculable long-term value, and our creative agencies’ ability to make emotional connections between people and brands that last for a lifetime. To misquote David Ogilvy, every piece of communication – from the apparently fleeting tactical promotion to the classic “big idea” – should be approached as an investment in the future of a brand. Strong brands, especially in a market disrupted by technology, are the best protection against competitors, the best foundation for premium pricing, and the best guarantee of lasting appeal. Third, we are creating a simpler structure for WPP, to make it more straightforward for clients to access our skills and resources, and more straightforward to run. Three principles sit behind the new organisation: we will be absolutely focused on the needs of our clients in everything we do; we will have fewer, stronger companies, each positioned to grow; and we will have more closely integrated operations at the country level to make best use of our collective strengths. We have already made good progress in simplifying WPP through, for example, the creation of the integrated networks VMLY&R and Wunderman Thompson; the formation of BCW through the merger of Burson-Marsteller and Cohn & Wolfe; the alignment of our US healthcare agencies with integrated agency partners; and the elimination of the sub-holding company WPP Health & Wellness. We have also disposed of 30 non-core investments and associates, raising £849 million to reduce our debt, and accelerated our programme of co-locating our agencies in state-of-the-art new Campus buildings around the world. Fourth, we are making technology and data the engine of our business. Adopting a common strategy for the whole of WPP, we will leverage our unique technology partnerships and make our capabilities in marketing and advertising technology available to all WPP companies for the bene?t of our clients. In my ?rst months as CEO, I have spent a lot of time listening to people across the business and one of the things I heard loud and clear was a desire for WPP to make a statement about its values and the kind of culture we want to have in our Company.

CHIEF EXECUTIVE'S STATEMENT STRATEGIC REPORT

"WE ARE MAKING TECHNOLOGY AND DATA THE ENGINE OF OUR BUSINESS."

Our people and clients rightly expect workplaces that are inclusive, respectful, collaborative and diverse in every sense. If we want to continue to attract the best and brightest, we have to live up to those expectations.

So the final part of our plan is to build and champion that new culture – one characterised by our new values of openness, optimism and a commitment to extraordinary work.

More broadly, we are placing a greater emphasis on developing talent across WPP, and ensuring we have the right incentive structures for our leaders. Our new Executive Committee, drawn from agency leadership as well as from WPP central functions, will promote a new spirit of collective purpose and collaboration throughout the Company.

Further details of the strategy, including the costs and associated financial benefits of our turnaround plan, our approach to capital allocation and our new medium-term financial targets, can be found from page 42 and in our investor day presentation on wpp.com.

RENEWAL AND CHANGE

2018 was in many ways a turbulent and difficult year for WPP, for well-documented reasons. But it was also a year of renewal and much-needed change.

WPP is fortunate to have a strong central team that is absolutely committed to the success of the business. We are more fortunate still to have over 130,000 brilliant colleagues in our companies around the world, each of them dedicated to professional excellence in their own discipline.

Together we are building a new WPP that will deliver for our people, clients and shareholders for many years to come.

Our priority in 2019 is implementing the strategy – continuing to stabilise and rejuvenate the business. Although we face headwinds from account losses in 2018, we have begun the year with confidence after significant new business wins and the positive reaction to our three-year plan.

People in our business rarely have the luxury of looking backwards, and everyone at WPP has their eyes firmly fixed on the future. We have every reason to look ahead with optimism about what that future will bring.



Mark Read
Chief Executive Officer
10 April 2019

WPP ANNUAL REPORT 2018 5

STRATEGIC REPORT

AT A GLANCE

OUR GLOBAL BRANDS

AKQA
BCW
Finsbury
Geometry
Grey
GroupM
- Essence
- MediaCom
- Mindshare
- Wavemaker
- Xaxis

GTB
Hill+Knowlton Strategies
Hogarth
Kantar
Landor
Ogilvy
Superunion
VMLY&R
Wunderman Thompson

Clients include 369 of the Fortune Global 500, all 30 of the Dow Jones 30 and 71 of the NASDAQ 100.

KEY FACTS AND FIGURES

130,000+
people

112
countries

A-
rating for our climate change strategy and reporting in the CDP climate change programme

Gold
in the EcoVadis CSR rating for the fourth year in a row

Most Creative
at the Cannes Lions International Festival of Creativity 2011-2017

Most Effective
in the Effie Global Effectiveness Index 2012-2018

Industry Leader
in the Bloomberg Gender-Equality Index

Quoted on the London Stock Exchange and the New York Stock Exchange.

KEY PERFORMANCE INDICATORS (2018)

Billings
£55.8bn
(2017: £55.6bn)

Revenue
£15.6bn
(2017: £15.8bn)

Revenue less pass-through costs
£12.8bn
(2017: £13.2bn)

Social investment as a percentage of reported profit before tax
1.20%
(2017: 0.97%)

Women in senior management
49%
(2017: 49%)

Carbon emissions per person from building energy use (scope 1 and 2)
0.74 tCO_2e
(2017: 0.82 tCO_2e)

6 WPP ANNUAL REPORT 2018

STRATEGIC REPORT OUR TO CLIENTS OFFER As announced at our investor day on 11 December 2018, our new offer comprises four areas – each of which is critical to success for modern clients. This more contemporary and future-facing offer better serves clients’ needs as they react to the changing marketplace, and expands our own business in high-growth sectors. Focuses on advertising, branding and identity, content, media investment, public relations and public affairs, and healthcare. From page 8 Re?ects the growing need of clients to create new brand, product and service experiences. From page 16 Allows WPP to expand its growing omni-channel commerce business and its work with brands to help them succeed in marketplaces such as Alibaba and Amazon. From page 22 Underpins WPP’s work with both CMOs and CIOs to build and operate marketing technology that supports their consumer- and customer-facing activities. From page 28 The areas of experience, commerce and technology already represent approximately one quarter of WPP’s revenue. Importantly, this is our offer to clients, not our organisational structure. WPP ANNUAL REPORT 2018

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMUNICATIONS Our capabilities in advertising, branding and identity, content, media investment, public relations and public affairs, and healthcare give us unmatched breadth and depth in the world of communications. 8 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT

We apply vision, imagination and creativity to the task of solving business problems. Our ideas – and the many different ways in which we share them – inspire audiences, build brands and deliver transformative results for our clients.

WHAT WE OFFER

Advertising/branding & identity/content/media investment/public relations & public affairs/healthcare

OPPORTUNITY

Growth is expected to be driven by media (programmatic, search and innovation), content creation, social media/influence and healthcare

$1tn market in 2018

+/–3% growth in 2018

Source: GroupM – This Year Next Year Worldwide Media Forecast

CLIENTS INCLUDE

BT	Lenovo
Bumble	Microsoft
Burger King	P&G
Coca-Cola	Pfizer
Colgate	Tramontina
Ford	Unilever
Google	Via Varejo
IAG	Vodafone
IBM	Volkswagen
J&J	Xiaomi

WPP ANNUAL REPORT 2018 9

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMUNICATIONS

A WOMEN-FIRST PLAYING FIELD

AGENCY
VMLY&R

CLIENT
BUMBLE

Bumble is a women-first social networking app built around kindness, respect and equality that challenges antiquated social norms by empowering women to make the first move.

Bumble wanted to position themselves as not just a dating app, but a network that connects people worldwide, from dating and friendship to professional networking. And they wanted to do it during one of the largest televised events in the US – the Super Bowl.

VMLY&R was given the task of creating a commercial that focused on changing the conversation of gender norms. Bumble's agency of record, FlyteVu, secured a woman known for making bold moves on and off the court, Serena Williams, as the voice for this empowering message.

The ad was made by a female-led team, and women everywhere heard the message loud and clear as it became the single most engaged-with commercial on Facebook for Super Bowl 2019.

7.2bn
earned media impressions
January 2019-February 2019

11.8m
views on social
February 2019

10 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT WPP ANNUAL REPORT 2018

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMUNICATIONS WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT


NALD'S

CREATIVITY TO DIFFERENTIATE

AGENCY
DAVID (OGILVY)

CLIENT
BURGER KING

The Quick Service Restaurants industry in the US is one of the most competitive in the world. In a sector dominated by McDonald's, DAVID helps Burger King find creative ways to punch above its weight and budget.

With a challenger mindset born out of Burger King's brand DNA and position in the marketplace, DAVID takes an unconventional approach designed to generate conversation – from a Google Home hijack to posters of Burger King stores in the process of burning down and the first Super Bowl spot for more than a decade.

With campaigns such as Burger King Crown, Proud Whopper, Google Home of the Whopper, Burning Stores, Whopper Sign and Scariest BK, DAVID's leftfield and contemporary work has consistently delivered value for the client.

50+
Cannes Lions for Burger King and DAVID
2015-2018

4
including four Grand Prix

WPP ANNUAL REPORT 2018 13

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMUNICATIONS 14 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT



GOOGLE'S AGENCY OF RECORD

AGENCY
ESSENCE

CLIENT
GOOGLE

Essence is part of GroupM, the world's leading media investment company. Its 13-year relationship with Google began with a small engagement and has grown to include the full spectrum of the agency's offering.

As Google's global digital agency of record, Essence has scaled with Google to meet demand in offline media, creative, data science and experiential innovation. At the same time, it has continued to expand its foundation in data-driven, end-to-end campaigns management – from media strategy and planning through buying, ad operations and advanced analytics.

Essence is the largest user of Google's marketing platforms, and partners with its marketing, product and sales teams to realise Google's ambition of being the world's greatest digital marketer. Essence has supported each generation launch of the Pixel phone, and driven awareness and sales of products like Home and Assistant from inception.

Essence's work touches virtually every corner of Google, leading campaigns for 48 products in 2018, including core brand services (Search, Chrome, Assistant), hardware brands (Pixel, Home, Nest, Chromebook), entertainment platforms (YouTube, Google Play), B2B (AdWords, Cloud) and several new growth-oriented business lines.

The agency has delivered 833 campaigns for Google across 106 countries, representing hundreds of millions in media spend – a figure that continues to rise every year as Essence drives quantifiable results for its client.

833
campaigns supporting

48
products in 2018

WPP ANNUAL REPORT 2018 15

STRATEGIC REPORT OUR OFFER TO CLIENTS EXPERIENCE Expertise in UX, service design, platforms and applications allows us to create vivid and compelling brand experiences for clients. 16 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT

We bring brands to life through engaging, unexpected and interactive experiences. Whether it's a mobile app, an augmented reality solution or a retailer's Christmas journey, we design experiences that forge closer and more enduring relationships between companies and their customers.

WHAT WE OFFER

Customer experience design/
platforms and websites/
mobile applications/
innovation, eg voice, augmented reality

OPPORTUNITY

Growth is expected to be driven by integration of online and offline experience, innovation (particularly in devices) and experiences, eg in-car, product, voice

c.$100bn
market by 2022

5-10%
compound annual growth rate 2017-2022

Source: Exane BNP Paribas

CLIENTS INCLUDE

- adidas
- Amazon
- Alibaba
- Delta
- Dyson
- EY
- Google
- Netflix
- Nike
- TataSky
- Verizon

WPP ANNUAL REPORT 2018 17

STRATEGIC REPORT OUR OFFER TO CLIENTS EXPERIENCE

A UNIQUE ROUTE TO MARKET

AGENCY
POSSIBLE

CLIENT
ADIDAS GLITCH

adidas GLITCH is a new football boot concept aimed at a new generation of players. To connect with this audience of football creators, POSSIBLE set out to disrupt the category by launching a fully mobile experience and a unique route to market.

The GLITCH app is designed to reach young players where they spend most of their time – on their phones, on the move – and connect them to the GLITCH product and the influencers who launched the boot.

Now live in London, Berlin and Paris, the GLITCH app houses everything in the customer journey from first interaction with the product, booking test sessions and purchasing, right through to delivery in four hours. The GLITCH boots can only be bought through the app.

Customer service (from the influencers themselves) is built into the app, and users come back again and again post-purchase for entertaining user-generated content.

GLITCH is now adidas' second biggest-selling football franchise online behind Predator, a boot that has over two decades' history and budgets that are well over 10 times those for GLITCH.

Achieved without the usual big budgets, big-name online stores and Premier League football stars, GLITCH has turned the industry upside-down and created a completely new relationship between brand and consumer.

>60k
downloads in first 30 days (across London, Berlin, Paris)

68%
average conversion of invite to download, with peak of 73% in London

20
Awards

5
Cannes Lions



18 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT WPP ANNUAL REPORT 2018 19

STRATEGIC REPORT OUR OFFER TO CLIENTS EXPERIENCE



ONLY YOUR VOICE WILL SET YOU FREE

AGENCY
AKQA

CLIENT
AMAZON

Millennials are the biggest adopters of technology, but even they overlook the thousands of capabilities that come with voice-first interfaces. Amazon wanted to expose Alexa to this advertising-resistant audience by creating an immersive experience that required an active exploration of its wide range of skills.

As the top attraction at New York Comic Con, Amazon Echo Escape gamified the smart home by creating the world's first escape experience powered by voice. Set in the world of Tom Clancy's Jack Ryan, players exploited Alexa's capabilities to gain intel, crack codes, control smart-home devices, interact with live actors and ultimately set themselves free.

The experience culminated in a Twitch broadcast featuring top gaming personalities CaptainSparklez, Swiftor and OMGitsfirefoxx. Each tested their wits live while over one million online participants intervened – choosing either to help or hinder their progress.

During four days at New York Comic Con, hundreds of attendees used Alexa to escape, while more than 5,000 queued for a chance to play, with reservations claimed within the first hour of opening.

1.5m+
online participants
during the three-hour broadcast

43,000+
gameplay engagements
during the three-hour broadcast

5,000+
queued for a chance to play at New York Comic Con



20 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT WPP ANNUAL REPORT 2018 21

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMERCE With deep retail experience, including creating direct-to-consumer platforms and helping clients navigate marketplaces such as Amazon and Alibaba, we deliver cutting-edge commerce solutions. 22 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT

Today every major business is an ecommerce business – because that's where consumer spending growth is coming from. We help companies drive sales growth and customer acquisition across all channels, providing everything from site builds to strategic consultancy.

WHAT WE OFFER

Direct-to-consumer/omni-channel retail/marketplaces, eg Amazon, Mercado Libre

OPPORTUNITY

Growth is expected to be driven by grocery, direct-to-consumer, non-retail (eg airlines, banks etc) and marketplaces

$9.5bn platform spend by 2021

15% growth FY 2017-FY 2018

Source: Forrester – Data Commerce Platform Technology Forecast

OUR STRATEGIC PARTNERS INCLUDE

- Adobe
- Alibaba
- Amazon
- Commercetools
- Google
- IBM
- Intershop
- Salesforce
- SAP
- Shopify

CLIENTS INCLUDE

- Amazon
- Alibaba
- Asian Paints
- Audi
- Bank of China
- Coca-Cola
- DFS
- Diageo
- Illy
- Oreo
- P&G
- Sainsbury's
- Unilever
- YOOX NET-A-PORTER GROUP

WPP ANNUAL REPORT 2018 23

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMERCE



AN ENHANCED ONLINE EXPERIENCE

AGENCY
WUNDERMAN THOMPSON COMMERCE

CLIENT
DFS

DFS, the UK's leading upholstery retailer, wanted to offer a smarter shopping experience that was seamless and integrated across all customer touchpoints. DFS approached Wunderman Thompson Commerce with this challenge, which centred on building and extending its digital platform.

Wunderman Thompson's solution included moving DFS to a new customisable, scalable platform that was responsive across devices and offered improved efficiencies alongside exceptional customer experience.

Innovative digital signage in-store helped DFS maximise available store space, while a new dynamic routing system and mobile app optimised the routes and schedules of thousands of orders every day. The solution has improved delivery efficiency and arrival time accuracy, as well as creating substantial cost savings.

Wunderman Thompson Commerce also helped DFS to become the first UK furniture retailer to offer augmented reality (AR) on its website, allowing iPhone and iPad users to place a piece of furniture in their home and visualise how it looks and fits before purchase. Results show that users of the AR feature are significantly more likely to go on and make a purchase.

The platform built by Wunderman Thompson Commerce continues to underpin the client's digital transformation and drive strong growth in online sales.

Awards

Delivery Initiative of the Year at the Retail Systems Awards 2018

Digital Experience, Best Use of Cloud/Virtual Agents and Best Omnichannel Experience at the UK Digital Experience Awards

24 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT WPP ANNUAL REPORT 2018 25

STRATEGIC REPORT OUR OFFER TO CLIENTS COMMERCE 26 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT


OREO
MUSIC
BOX
OREO
奥利奥缤纷音乐盒

INNOVATING WITH ALIBABA

AGENCY
VMLY&R

CLIENT
OREO

Oreo needed to grow its brand equity and sales in China. To help it do that, VMLY&R created a whole new ecommerce brand experience.

The Oreo Music Box is a mini turntable that plays music when an Oreo cookie is placed on it. The music changes with every bite. VMLY&R led the design, prototyping and commercialising of the Oreo Music Box for scale production, and worked with Oreo to develop a special-edition ecommerce bundle pack.

The agency also worked with Alibaba Tmall – the world's largest ecommerce site – to create a unique user journey for consumers, allowing them to order and personalise their own Oreo Music Box.

For launch, VMLY&R targeted Oreo lovers on the Alibaba media ecosystem (social, video and ecommerce) to drive up anticipation, and debuted the product on Tmall Super Brand Day.

The Music Box sold out in half a day, successfully elevated the Oreo experience above fierce category competition, and set a new standard for ecommerce product development in China.

¥1m
of sales in first hour

46m
social impressions gained
over Super Brand Day period, ~1 week

WPP ANNUAL REPORT 2018 27

STRATEGIC REPORT OUR OFFER TO CLIENTS TECHNOLOGY Our data management, marketing technology consulting and systems integration services, alongside our unique partnerships with the world’s leading technology companies, deliver value and growth for our clients. 28 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT

Companies increasingly use technology at the centre of their marketing to create closer connections between their brands and consumers. We consult on, architect, build, integrate and run platforms and applications for clients, and use our relationships with technology companies to offer efficient, effective and scalable solutions.

WHAT WE OFFER
Data management/marketing technology consulting/systems integration

OPPORTUNITY
Growth is expected to be driven by Adobe and Salesforce practices, agnostic consulting on technology choice and CMO/CIO alignment

$300bn
market by 2022

5-10%
compound annual growth rate 2017-2022

Source: Exane BNP Paribas

OUR STRATEGIC PARTNERS INCLUDE	CLIENTS INCLUDE
Acquia	adidas
Adobe	DELL
Google	Ford
IBM	H&M
Microsoft	HSBC
Oracle	LinkedIn
Salesforce	Mahindra Holidays
SAP	Microsoft
Sitecore	Unilever
	Volvo

WPP ANNUAL REPORT 2018 29

STRATEGIC REPORT OUR OFFER TO CLIENTS TECHNOLOGY CURATING MARKETING SOLUTIONS VERTICURL AGENCY LINKEDIN CLIENT When LinkedIn needed a partner to implement its marketing technology vision, they turned to Verticurl. LinkedIn was seeking brand consistency across a diverse business portfolio, the ability to scale marketing operations globally and help managing a high volume of campaigns. Verticurl’s approach curated a suite of marketing solutions, providing a fully centralised operating model, a marketing operations partner with global scale, uni?ed processes and work?ows, systems integration, campaign operations for email and web, and in-region support across approximately 30 markets. The solution, which enables LinkedIn to deliver 2,640 campaigns annually worldwide, has produced an increase in global campaign deployments and a reduction in costs through process automation and platform governance. 17% 22% increase in reduction in costs global campaign January-September 2018 deployments January-September 2018 30 WPP ANNUAL REPORT 2018

STRATEGIC REPORT 31

STRATEGIC REPORT OUR OFFER TO CLIENTS TECHNOLOGY

PERSONALISATION AT SCALE

AGENCY
COGNIFIDE

CLIENT
FORD

Ford tasked Cognifide with the delivery of a seamless global customer experience and the capability to talk to customers individually, but at scale.

The initial technical vision was to take the model of flexible, scalable vehicle production and apply it to web development. Cognifide created a single platform to equip all European markets with the foundation on which to build their local sites, in their own language, featuring their own vehicles, ensuring the correct specification, legal compliance, consistency across all devices and a joined-up user journey across the sites. All with a globally consistent look and feel.

However, web is just one channel in Ford's mix. The greater challenge was to provide Ford with a single view of the customer across multiple channels to enable them to automatically personalise messaging at scale. Working with Adobe, Wunderman Thompson and GTB, Cognifide achieved a world first in integrating Adobe Experience Manager, Campaign, Target, Audience Manager and Analytics, stitching together the data and capability required to automate a personalised approach.

This innovation, applied to a campaign targeting prospects known to be in the market for new vehicles, saw significant growth in clicks to leads (test drive requests, brochure requests, contact dealer requests) and reduced cost per lead due to platform efficiencies.

76%
rise in clicks to leads
in the first half of 2018

16%
reduction in cost per lead
in the first half of 2018


AHU 808

32 WPP ANNUAL REPORT 2018

OUR OFFER TO CLIENTS STRATEGIC REPORT WPP ANNUAL REPORT 2018 33

STRATEGIC REPORT WHERE WE ARE WPP companies operate in 112 countries. Here we show our presence by region in terms of revenue and headcount. Revenues Denote the collective ?gure for all WPP companies in a given region or country. People Denotes the number of people employed by WPP companies in a given region or country. As at 31 December 2018. 34 WPP ANNUAL REPORT 2018

WHERE WE ARE STRATEGIC REPORT WPP ANNUAL REPORT 2018 35

STRATEGIC REPORT THE MARKET Technology is rapidly reshaping the market in which we operate Spending by clients has stayed relatively constant MARKETING EXPENSE AS A SHARE OF REVENUE But they are looking for a broader, technology-enabled service 29% 2/3 of marketing budget of Chief Marketing allocated to technology Officers’ advertising (2017: 22%) budgets are invested in digital channels 40% 1 in 6 of Chief Marketing Of?cers marketing dollars is say marketing analytics spent on innovation tops their priority list (2017: 27%) Source: Gartner – CMO spend survey 2018-2019 Source: Gartner – CMO spend survey 2018-2019 36 WPP ANNUAL REPORT 2018

THE MARKET STRATEGIC REPORT

Our industry is undergoing structural change

The role of "traditional" agencies is being challenged

Clients want our creativity more than ever but they are seeking services beyond our traditional strengths in communications. Agencies in the industry perceived to be lacking in contemporary skills in areas such as data, technology, experience and commerce have come under significant pressure.

"WE CAN'T BE NOSTALGIC ABOUT OUR AGENCY BRANDS, AND WE HAVE NOT BEEN."

Mark Read
Chief Executive Officer

Our clients are being disrupted by technology

Every industry, from automotive and packaged goods to drinks and financial services, is facing structural change driven by technology. We need to help our clients navigate this disruption, and to do so we need to adapt more rapidly than we have in the past.

TRANSACTIONS


60%
40%
Digital
In-store

Source: Kleiner Perkins 2018 Internet Trends Report

Consultants are competing with us on technology and talent

Consulting firms have expanded rapidly into areas in which we compete, to a significant degree through acquisition. We need to recognise that new competition and be ready for it. We also need to promote our existing consulting and technology capabilities more effectively.

$2.6bn
estimated spend of consulting firms on agency acquisitions in 2018

Source: R3 Consulting

Facebook, Google and Alibaba are vying for talent and attention

While their direct competitive threat may be overstated, the giants of the tech industry (Google, Facebook and Alibaba – three of the world's 10 most valuable companies) are vying with us for talent and attention.

c.$1.8tn
combined market capitalisation of Facebook, Google and Alibaba

As at 26 March 2019

Trust and transparency are paramount

New platforms are changing the way people interact with technology. Privacy, data and security breaches and the issue of fake news have damaged trust between organisations and the public. The industry needs to work hard to restore that trust.

70%
of internet users in the UK and US are now more concerned about their online privacy than they were 12 months ago

Source: Global Web Index

WPP ANNUAL REPORT 2018 37

STRATEGIC REPORT THE MARKET

This change also provides significant opportunity for companies like WPP

These trends are driving our industry towards high-growth areas, in addition to our traditional areas of strength in communications, as reflected by the four pillars of our new client offer.

WPP is already one of the most forward-looking and tech-enabled companies in our industry. We have many of the world's leading creative, data and technology agencies, five of which were named as industry leaders and visionaries in the influential Gartner Magic Quadrant study.

We are the largest partner to the world's leading media and technology companies. We invest $5.5 billion with Google on behalf of our clients, and $2.5 billion with Facebook. And we drove more traffic to Alibaba on Singles' Day than any other partner globally.

Our marketing technology operation consists of 6,000 experts worldwide, and we have strong, growing relationships with our clients' Chief Information Officers, as well as the Chief Marketing Officers. As we increasingly put technology at the heart of what we do, we are well positioned to capture the opportunities of the changing market, and to help our clients navigate the technology-driven disruption they are facing.

ESTIMATED GLOBAL MARKET

COMMUNICATIONS

$1tn
market in 2018

+/–3%
growth in 2018

Source: GroupM – This Year Next Year Worldwide Media Forecast

EXPERIENCE

c.$100bn
market by 2022

5-10%
compound annual growth rate 2017-2022

Source: Exane BNP Paribas

COMMERCE

$9.5bn
platform spend by 2021

15%
growth FY 2017-FY 2018

Source: Forrester – Data Commerce Platform Technology Forecast

TECHNOLOGY

$300bn
market by 2022

5-10%
compound annual growth rate 2017-2022

Source: Exane BNP Paribas

38 WPP ANNUAL REPORT 2018

STRATEGIC REPORT

OUR STRENGTHS

Our substantial assets mean we are well placed to capitalise on that opportunity

CLIENTS AND PARTNERSHIPS

Most of the world's largest companies are WPP clients

Largest partner to the world's media and technology companies

We work with

73.8% of the Fortune Global 500

67 of the FTSE 100

7 of the top 10 most valuable brands in China

>$8bn of media spend managed with Facebook and Google in 2018

SCALE

Strong global networks

Media buying scale

Strength in critical markets for future, eg China, India, Brazil

112 countries

#1 in media buying worldwide

$1.1bn revenues in China

>$45bn annual media investment managed by GroupM

CREATIVITY

Our most important source of competitive advantage

Partner to the Chief Marketing Officer

Understanding of consumers

Most Creative at the Cannes Lions International Festival of Creativity 2011-2017

Most Effective in the Effie Global Effectiveness Index 2012-2018

TECHNOLOGY

Growing Chief Information Officer relationships

Significant marketing technology offer

6,000 people in our marketing technology operation

Largest global partner for Adobe, Salesforce, Google, Marketo and Oracle marketing clouds

WPP ANNUAL REPORT 2018

39

STRATEGIC REPORT

OUR BUSINESS MODEL

WPP IS A CREATIVE TRANSFORMATION COMPANY

We build better futures for our clients through an integrated offer of communications, experience, commerce and technology

WPP is a creative transformation company with a service offering that allows us to meet the present and future needs of our clients. Our business model is client-centric, and we leverage resource and skills across our internal structures to provide the best possible service. WPP works with 369 of the Fortune Global 500, all 30 of the Dow Jones 30, and 71 of the NASDAQ 100.

We are committed to the principles of sustainability in business, through our assignments for clients, our substantial pro bono work and the management of our own operations. We aim to build better futures not only for our people and clients but our wider communities.

Our networks and agencies operate in all major global markets, offering a range of services across four key areas: communications, experience, commerce and technology. Each of these areas is critical to success for modern clients.

By bringing them together WPP can meet clients' needs as they react to the changing marketplace and complex social, economic, and environmental pressures, while expanding our own business in high-growth sectors.

Revenues are principally derived from fees for services on a rate per hour or per project basis. Client engagements include fixed-fee contracts, retainer agreements and commissions on media placements. Some client arrangements include performance incentive provisions designed to link revenue to quantitative and qualitative goals.

We focus on revenue less pass-through costs as a reflection of top-line performance. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients – predominantly media and data collection costs.

Our people are our most important assets and our ability to attract and retain diverse talent is a critical element of our competitiveness. Compensation and incentives are aimed at making WPP a home for the best and brightest, and are aligned with our strategy for growth. Our delivery model is based on an increasingly flexible cost structure, with the use of consultants, freelancers and incentives allowing an agile response to any market volatility.

Our transformation programme, encompassing a new vision and offer, a simplified structure including a consistent shared service infrastructure and the development of Campus co-locations, investments in creativity, technology and talent, and a new emphasis on building the Company's culture, will enhance WPP's proposition to clients and drive top-line growth.

40 WPP ANNUAL REPORT 2018

STRATEGIC REPORT

FOUNDATIONS FOR GROWTH

During 2018 we focused on a number of short-term strategic priorities, as well as on formulating a new long-term strategy, which was announced in December.

At the half year we set out our short-term priorities to put WPP on a solid foundation for growth. A number of these priorities formed the basis for our longer-term strategy. In addition to the actions taken in 2018 outlined here, further details of progress can be found from page 42 under our new strategy.

FOCUS ON OUR CLIENTS

- Emphasis on providing faster, more agile, more effectively integrated solutions for our clients
- Wins from clients including adidas, Hilton, Mars, Mondelēz, T-Mobile, Volkswagen
- Development of new vision and offer to better position WPP with clients
- Appointment of Chief Client Officer

See vision & offer, page 44

CONTINUE TO SIMPLIFY OUR ORGANISATION

- Creation of VMLY&R, a new brand experience agency formed by the merger of VML and Y&R
- Integration of our healthcare agencies with Ogilvy, VMLY&R and Wunderman
- Began Wunderman and J. Walter Thompson merger to create Wunderman Thompson, a new creative, data and technology agency
- VML, Y&R, Wunderman, J. Walter Thompson and WPP Health & Wellness collectively accounted for 23% of WPP revenue
- Completion of Burson Cohn & Wolfe merger
- Opened/announced further Campus co-locations including New York, Prague and Toronto
- Disposal of non-core minority holdings including AppNexus and Globant

See simpler structure, page 50

EMBED DATA AND TECHNOLOGY MUCH MORE DEEPLY INTO OUR OFFER

- New data and technology team in place
- First WPP Chief Technology Officer appointed
- Technology made a key pillar of WPP's new offer to clients

See data & technology, page 48

INVEST IN TALENT THAT REPRESENTS OUR CHANGING WORLD

- Formation of new central team with key appointments including Chief Operating Officer, Chief Client Officer and Chief Technology Officer
- WPP Executive Committee established for the first time, drawn from corporate and operating company leadership
- New focus, led by the CEO, on the importance of a positive and inclusive culture across WPP

See creativity, page 46 and culture, page 52

EVALUATE THE SHAPE OF THE PORTFOLIO TO MAXIMISE SHAREHOLDER VALUE AND RELEASE CAPITAL

- 30 disposals in 2018, raising £849 million to reduce our debt
- Initiated a strategic review of options in relation to Kantar to maximise shareholder value
- The intention is to continue to develop Kantar while remaining a shareholder with strategic links to the business

See financial review, from page 54

FULL STRATEGY REVIEW BY YEAR-END

Announced 11 December 2018

WPP ANNUAL REPORT 2018

41

STRATEGIC REPORT OUR STRATEGY NEW Radical evolution: A strategy for growth We describe our new strategy as a radical We aim to deliver this strategy over the evolution. It’s radical because we are making next three years, incurring cash costs for tough decisions and taking decisive action restructuring of £300 million. The annual – having restructured a large proportion of savings are anticipated to be £275 million our revenue base in 2018 – but an evolution by the end of 2021, approximately half of because we are changing our business in a which will be reinvested in the business. way that respects the people and things that make WPP such a great organisation. Our new medium-term ?nancial targets, to be achieved by the end of 2021, are organic WPP has substantial assets, the most growth (de?ned as like-for-like revenue less important of which is our people. As a pass-through costs growth) in line with talent business we need to transform at the peers; headline operating pro?t margin right pace, and bring our people with us (excluding the impact of IFRS 16: Leases) of on the journey. at least 15%; and free cash ?ow conversion of 80-90%. Our strategy focuses on growth. The restructuring of our business and associated cost savings will enable increased investment in creativity, technology and talent, so that we are well positioned for top-line growth in the future. 42 WPP ANNUAL REPORT 2018

OUR NEW STRATEGY STRATEGIC REPORT VISION A new vision developed & OFFER with our people and Read more on page 44 clients and a refreshed, more contemporary offer to meet the needs of our clients in a rapidly changing market. CREATIVITY A renewed commitment Read more on page 46 to creativity, WPP’s most important competitive advantage. DATA & Harnessing the strength TECHNOLOGY of our marketing and Read more on page 48 advertising technology, and unique partnerships with technology ?rms, for the bene?t of clients. SIMPLER Reducing complexity STRUCTURE and making sure our Read more on page 50 clients can access the best resources from across the Company. CULTURE Investment in our people, Read more on page 52 our culture and a new set of values to ensure WPP is the natural home for the best and brightest talent. Our approach to sustainability aligns with our new strategy. See pages 60-77 WPP ANNUAL REPORT 2018 43

STRATEGIC REPORT OUR NEW STRATEGY

VISION & OFFER

Our first step was to set out a new and inspiring vision for the future of WPP, and a modern new offer for our clients.



"THE WAY WE PRESENT OURSELVES HAS TO REFLECT THE CREATIVITY OF THE PEOPLE INSIDE WPP."

Mark Read
Chief Executive Officer

VISION, PURPOSE AND IDENTITY

WPP's vision is to be a creative transformation company, bringing together creativity and expertise in technology and data – with the purpose of building better futures for our people, clients and communities. This competitive positioning was developed in consultation with our people and clients, and is supported by a refreshed brand identity created by WPP agencies Superunion and Landor.

SIMPLER, IMPROVED OFFER

WPP's offer covers four areas: communications, experience, commerce and technology, as set out from page 7. Each of these areas is critical to success for modern clients. By bringing them together the Company will better serve clients' needs as they react to the changing marketplace, and expand WPP's own business in high-growth sectors. The areas of experience, commerce and technology already represent approximately one quarter of WPP's revenue.

Progress in 2018
- Launch of new positioning, visual identity and offer areas
- Merger of VML and Y&R, and Wunderman and J. Walter Thompson, to create integrated technology and creative agency offerings
- Strong start from first merger, VMLY&R, with $25 million in client wins in first 90 days

Focus for 2019
- Deployment of new offer in market
- Business development effort led by new team, including Chief Client Officer and Chief Marketing and Growth Officer

See our film presenting WPP's vision: wpp.com/about/who-we-are



"CLIENTS COME TO WPP WHEN THEY WANT US TO UNLOCK GROWTH AND REINVENT FOR THE FUTURE."

Lindsay Pattison
Chief Client Officer

44 WPP ANNUAL REPORT 2018

OUR NEW STRATEGY STRATEGIC REPORT WPP ANNUAL REPORT 2018 45

STRATEGIC REPORT OUR NEW STRATEGY

CREATIVITY

We are putting our most important competitive advantage back at the heart of WPP where it belongs.



A RENEWED COMMITMENT

The creativity of our people – their wit and imagination, and the power of their ideas to deliver results for clients – is what makes WPP special and what differentiates us from other professional services firms. WPP has great creative strengths, having won the Holding Company of the Year award at the Cannes Lions International Festival of Creativity for seven consecutive years between 2011 and 2017 – but the business must invest more in this area. As part of our strategic review, we have made a renewed commitment to creativity, and will invest an incremental £15 million a year for the next three years in creative leadership, with a particular focus on the United States.

LSO BMW CLASSICS 2018

AGENCY
SUPERUNION

CLIENT
LONDON SYMPHONY ORCHESTRA

46 WPP ANNUAL REPORT 2018

OUR NEW STRATEGY STRATEGIC REPORT Progress in 2018 Focus for 2019 –£15 million annual incremental – Recruitment of leading creative commitment announced for talent, with a particular focus on investment in creative leadership the United States over the next three years – Continued focus on exceptional – New competitive positioning, work as evidenced by six spots brand identity and corporate at Super Bowl 2019 narrative placing creativity at the – Enhanced WPP presence at the heart of WPP Cannes Lions International Festival of Creativity “CREATIVITY IS THE CLOSEST WE COME TO MAGIC IN THIS LIFE.” John O’Keeffe Global Chief Creative Of?cer To learn more see wpp.com/featured WPP ANNUAL REPORT 2018 47

STRATEGIC REPORT OUR NEW STRATEGY DATA & TECHNOLOGY We will invest further in our technology and data capabilities and promote them as a clear source of competitive advantage to WPP. Technology powers WPP, both in terms Progress in 2018 of our internal operations and our service – Stephan Pretorius appointed as to clients: WPP’s first Chief Technology – Infrastructure: to help us connect, Officer in October 2018 collaborate, communicate, share – Announced additional investment in technology at investor day – Applications we use: to create, deploy and measure work for clients Focus for 2019 – Systems we build for clients: we consult – Build senior technology team at on, architect, build, integrate and run the centre of WPP platforms and applications for our clients – Creation of new WPP adtech and marketing cloud platform In 2018, we started the process to organise – Leverage relationships with WPP as a platform business, with a common technology firms through technology and data strategy that leverages new partnerships such as Google’s Waze the strengths of our unique technology partnerships and our existing capabilities in marketing and advertising technology. ORGANISING WPP AS A PLATFORM BUSINESS DATA AN OPEN DATA PLATFORM Within WPP, we already have enormously valuable data sets that we use to help our clients understand their customers and adapt accordingly. We are building a platform that curates this internal data alongside that of our clients, and other data that exists in the public domain. The platform will use cloud computing to connect and integrate this data. Through service interfaces our data and tools will be made available to our clients, partners and our own agencies – and always with the right access, privacy and commercial controls. All major data partnerships will be handled centrally at a WPP level, to allow us to leverage our scale commercially. 48 WPP ANNUAL REPORT 2018

OUR NEW STRATEGY STRATEGIC REPORT


lyft
UCK

LUCK MACHINE

AGENCY
ISL

CLIENT
LYFT



"TECHNOLOGY WILL DRIVE WPP'S TRANSFORMATION."

Stephan Pretorius
Chief Technology Officer

APPLICATIONS

INTELLIGENT, CONNECTED APPLICATIONS
We have a number of internal applications that we use to do work for our clients, but as with data, we don't have all of the solutions internally. Our intention is not to build applications ourselves, but to partner with established providers where necessary, and focus our investment on developing applications that create true client value and differentiation (such as insights, planning and analytics).

We will also simplify and consolidate our internal overlapping initiatives at an agency level, which will allow us to focus on executing the best innovations internally. All applications will be available to all agencies.

INVESTMENTS

STRATEGIC INVESTMENT FOCUS ON AI
AI is rapidly changing our industry, driving improved accuracy and speed and reduced cost in marketing, while opening new consumer engagement possibilities. AI also presents significant opportunity for operational efficiency and automation, and harnessing this will make us more effective for our clients.

Our strategy aims to achieve this through a combination of external and internal investment in AI, supported by an investment strategy team and product stewardship board.

SKILLS

A SHARED TECHNICAL SERVICE CAPABILITY
In the area of marketing technology and marketing systems integration we are already a strong player, competing directly with companies such as Exensio, Deloitte and Capgemini. We are the largest global partners for Adobe, Salesforce, Google, Marketo and Oracle marketing clouds.

Not only do we understand the various platforms that our clients use, we also understand how the tools need to be implemented as marketers. In 2019, we will bring together our existing capability that exists across a range of agencies into an integrated WPP technical services organisation, covering the entire lifecycle for all major adtech, martech and commerce platforms, from consulting and vendor selection to architecture, implementation and ongoing management.

PARTNERS

AN OPTIMISED PARTNER PORTFOLIO
Our ambition is not to be a primary software developer, but the primary partners to the leaders in the field – a position we already occupy with the world's largest technology firms.

During 2019, our aim is to review our existing relationships, with a view to ensuring that across WPP we only have one integrated relationship with each provider that operates under a single service agreement and is managed at the WPP level. This not only means better commercial terms and less waste, but also better training, and access to innovation which ultimately allows us to do better work for our clients.

WPP ANNUAL REPORT 2018 49

STRATEGIC REPORT OUR NEW STRATEGY

SIMPLER STRUCTURE

Central to our new strategy is a simpler structure, built around the needs of clients, to allow easier access to WPP's many resources. The structure is based on three principles: Clients, Companies and Countries.



"WE NEED TO HAVE FEWER, STRONGER COMPANIES THAT ARE BETTER POSITIONED TO GROW."

Andrew Scott
Chief Operating Officer

Over the years WPP has built many tremendous assets, but it has also become too unwieldy, with too much duplication. As a result it has not always been as focused or as fleet of foot as it needs to be to satisfy the needs of all our clients around the globe.

That is changing as we streamline the Company and concentrate 100% of our efforts on our core business of delivering outstanding work and the best outcomes for clients.

In addition to agency mergers to create fewer, more integrated offerings, we have simplified our portfolio, making a number of disposals of non-core investments. And we will continue to develop Campus co-locations to house our agencies in major cities, which deliver world-class working environments and increased efficiencies.

Progress in 2018

- Mergers to create VMLY&R and Wunderman Thompson
- Realignment of US healthcare agencies with major networks and elimination of WPP Health & Wellness sub-holding company
- 30 disposals of non-core investments and associates

Focus for 2019

- 100 planned mergers and 80 closures at local office level by end of 2019
- Gross reduction in headcount of 3,500 by end of 2019
- Further non-core disposals
- Opening of new WPP Campuses including Amsterdam, Madrid, Milan and Mumbai



"CO-LOCATING IN THE WPP SHANGHAI CAMPUS ENABLES US TO COLLABORATE, TO INTEGRATE OUR OFFER AND TO DELIVER MAXIMUM VALUE TO OUR CLIENTS."

Patrick Xu
China Country Manager

50 WPP ANNUAL REPORT 2018

OUR NEW STRATEGY STRATEGIC REPORT SMART SPOKES AGENCY OGILVY CLIENT EYES JAPAN AND UBER EATS OUR THREE PRINCIPLES FOR A SIMPLER STRUCTURE CLIENTS COMPANIES COUNTRIES We will become a more We will have fewer, more We will integrate further client-centric organisation integrated companies at a country level to in order to deliver the equipped to adapt to a leverage our strengths best of WPP. changing market. in individual markets. 28% 23% 64,000 of our revenue is generated of our Company in revenue people in co-locations by our 30 largest clients terms was subject to merger by end of 2021 or realignment in 2018 WPP ANNUAL REPORT 2018 51

STRATEGIC REPORT OUR NEW STRATEGY CULTURE To attract the best and brightest our workplaces must be open, inclusive, respectful, collaborative and diverse in every sense. “MY JOB IS TO TAKE THE VALUES OF WPP AND EMBED THEM IN THE FABRIC OF THE ORGANISATION.” Judy Jackson Global Head of Culture ATTRACTING LEADING TALENT Progress in 2018 We believe that greater diversity, inclusion – Launch of our new values and gender balance leads to more rewarding – Established first WPP Executive and successful workplaces. In order to make Committee WPP the natural home for the best and Focus for 2019 brightest, and to attract the next generation – Implementation of new people of talent, we will champion a culture across strategy led by Global Chief WPP characterised by our new values: People Officer openness, optimism and a commitment – Programme to promote new to extraordinary work. values and culture led by Global Head of Culture STRENGTHENING OUR LEADERSHIP – Review of incentive arrangements To lead this element of the strategy we have to align with strategy appointed Jacqui Canney as our new Global Chief People Of?cer. Supporting Jacqui is another new appointment, Judy Jackson, in the role of Global Head of Culture. We have also established WPP’s first Executive Committee, drawn from both corporate and company leadership. To learn more see wpp.com/our-people 52 WPP ANNUAL REPORT 2018

OUR NEW STRATEGY STRATEGIC REPORT OUR VALUES OPEN We are inclusive and collaborative. We encourage the free exchange of ideas. We respect and celebrate diverse views. We are open-minded: to new ideas, new partnerships, new ways of working. OPTIMISTIC We believe in the power of creativity, technology and talent to create better futures for our people, clients and communities. We approach all that we do with con?dence: to try the new and to seek the unexpected. EXTRAORDINARY We are stronger together: through collaboration we achieve the amazing. We are creative leaders and pioneers of our industry. We deliver extraordinary every day. WPP ANNUAL REPORT 2018 53

STRATEGIC REPORT

FINANCIAL REVIEW

REVIEW OF RESULTS

Reported billings were £55.798 billion, up 0.4%, up 3.3% in constant currency and up 3.2% like-for-like.

Reported revenue was down 1.3% at £15.602 billion. Revenue on a constant currency basis was up 1.5% compared with last year, the difference to the reportable number reflecting the strength of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 0.8%.

Reported revenue less pass-through costs was down 2.6%, up 0.2% in constant currency and down 0.4% like-for-like. In the fourth quarter, like-for-like revenue was down 0.1%, a slight deterioration from the third quarter (0.2%), with all regions, except North America, showing an improvement. On the same basis, revenue less pass-through costs in the fourth quarter was down 0.7%, an improvement over the third quarter (1.5%), with North America and the United Kingdom slightly weaker, more than offset by stronger growth in Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

OPERATING PROFITABILITY

Headline EBITDA was down 8.8% to £2.311 billion, from £2.534 billion the previous year and down 6.4% in constant currency. The Group's revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately 40% of its profits in the first half and 60% in the second half. Headline profit before interest and tax for 2018 was down 9.7% to £2.047 billion, from £2.267 billion and down 7.4% in constant currencies.

Headline operating margin[1] was down 1.1 margin points to 15.3%, and also down 1.1 margin points in both constant currency and like-for-like, at the upper end of the full-year revised operating margin target. Headline PBIT margin[2] was down 1.2 margin points to 16.0%, down 1.3 margin points in constant currency and down 1.2 margin points like-for-like. The Group's operating margin of 15.3% is after charging £37 million ($54 million) of severance costs, compared with £40 million ($52 million) in 2017 and £326 million ($435 million) of incentive payments, which were 14.2% of operating profit before incentives, a similar level to the £324 million ($421 million) or 13.1% in 2017. Achievement of target, at an individual operating company level, generally generates 15% of operating profit before bonus as an incentive pool and 20% at maximum.

On a reported basis, the Group's operating margin, before all incentives[3] and income from associates, was 17.8%, down 1.0 margin point, compared with 18.8% last year. The Group's staff costs to revenue less pass-through costs ratio, including severance and incentives, increased by 0.5 margin points to 63.7% compared to 63.2% in 2017. In addition, there was an increase in the Group's general and administrative costs, principally in relation to an increase in the provision for bad debts and higher IT costs.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2018 was 133,903 compared to 135,521 in 2017, a decrease of 1.2%. On the same basis, the total number of people, excluding associates, at 31 December 2018 was 134,281 compared to 135,187 at 31 December 2017, a decrease of 906 or 0.7%.

EXCEPTIONAL GAINS AND RESTRUCTURING AND TRANSFORMATION COSTS

As outlined in the investor day on 11 December 2018, we have undertaken a strategic review of our operations. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high-cost severance markets and simplify operational structures. This has included the merging or closure of a number of WPP's operating companies. It also includes transformation costs with respect to strategic initiatives like co-locations in major cities, IT transformation and shared services.

£234 million of restructuring and transformation costs were recorded in the fourth quarter in relation to this plan. This included £63 million of non-cash write-offs and £171 million of actions that have a cash impact in 2018 and beyond. In 2018 the cash outflow was £50 million. The £171 million forms part of the anticipated £300 million total cash cost of the restructuring plan that we announced – with the balance to be incurred in 2019, 2020 and 2021.

REVENUE LESS PASS-THROUGH COSTS GROWTH V 2017

%


Like-for-like
-0.4
Acquisitions
+0.6
FX
-2.8
Reported
-2.6

This Strategic report should be read in conjunction with pages 88-119 and pages 174-177. The Group's key performance indicators are set out on page 59 and discussed in further detail in this report.

This Strategic report includes figures and ratios that are not readily available from the financial statements. Management believes that these non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown in the notes of the financial statements.

1 Headline operating profit (excluding income from associates) as a percentage of revenue less pass-through costs.
2 Headline PBIT as a percentage of revenue less pass-through costs.
3 Short and long-term incentives and the cost of share-based incentives.

54 WPP ANNUAL REPORT 2018

FINANCIAL REVIEW STRATEGIC REPORT

The total of restructuring and transformation costs in 2018 was £302 million. The remaining £68 million relates to severance restructuring costs recorded in the first half, together with costs in relation to the continuing global IT transformation programme.

These exceptional costs of £302 million and £41 million of associate company exceptional losses have been partly offset by exceptional gains of £235 million, primarily relating to the gain on the sale of the Group's investment in Globant S.A.

This gives a net exceptional loss of £108 million and compares with a net exceptional loss in 2017 of £24 million.

INTEREST AND TAXES

Net finance costs (excluding the revaluation of financial instruments) were £184.5 million, compared with £174.6 million in 2017, an increase of £9.9 million. This is due to higher dollar interest rates.

The headline tax rate was 22.5% (2017: 22.0%) and on reported profit before tax was 22.1% (2017: 9.3%). The difference in the rates in 2017 was principally due to an exceptional tax credit, primarily relating to the re-measurement of deferred tax liabilities. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

EARNINGS AND DIVIDEND

Headline profit before tax was down 11.0% to £1.863 billion from £2.093 billion, and down 8.5% in constant currencies.

Reported profit before tax fell by 30.6% to £1.463 billion from £2.109 billion, the difference between the headline and reported figures reflecting principally the £302 million of restructuring and transformation costs and £184 million of goodwill impairment charges. In constant currencies, reported profit before tax fell by 28.1%.

Reported profit after tax fell by 40.4% to £1.139 billion from £1.912 billion. In constant currencies, profits after tax fell 38.5%.

Profits attributable to shareholders fell 41.5% to £1.063 billion from £1.817 billion, again reflecting principally the £302 million of restructuring and transformation costs and £184 million of goodwill impairment. In constant currencies, profits attributable to shareholders fell by 39.6%.

Headline diluted earnings per share fell by 10.3% to 108.0p from 120.4p. In constant currencies, earnings per share on the same basis fell by 8.1%. Reported diluted earnings per share fell by 40.8% to 84.3p from 142.4p and decreased 38.9% in constant currencies.

As outlined in our investor day presentation, despite the reduction in diluted earnings per share, your Board proposes to maintain the final dividend of 37.3p per share, which, together with the interim dividend of 22.7p per share, makes a total of 60.0p per share for 2018, the same as the prior year. This represents a dividend pay-out ratio of 56%, compared with 50% last year. The record date for the final dividend is 14 June 2019, payable on 8 July 2019.

REGIONAL REVIEW

The pattern of revenue and revenue less pass-through costs growth differed regionally. See the tables on page 56 for details.

North America constant currency revenue less pass-through costs was down 4.5% in the final quarter, the same as the third quarter, and down 5.7% like-for-like, a slight deterioration on the third quarter (-5.3%). This reflects continuing challenges in our advertising businesses, with data investment management and healthcare also slower, partly offset by a significant improvement in public relations and public affairs. On a full-year basis, constant currency revenue less pass-through costs was down 3.5%, with like-for-like down 4.2%. Addressing our underperforming operations in the US is a key element of WPP's new strategy.

United Kingdom constant currency revenue less pass-through costs was down 2.4% in the final quarter and down 2.7% like-for-like, slightly weaker than the -2.0% shown in quarter three. Media investment management and the specialist communications businesses were particularly strong with data investment management improving. Our public relations and public affairs and direct, interactive and ecommerce businesses were slower. On a full-year basis, constant currency revenue less pass-through costs was up 0.2%, with like-for-like down 0.5%.

Western Continental Europe constant currency revenue less pass-through costs was up 4.1% in the final quarter, a significant improvement on the growth in quarter three

DIVIDEND PER SHARE
Pence (p)


38.20
44.69
56.60
60.00
60.00
2014
2015
2016
2017
2018

WPP ANNUAL REPORT 2018 55

STRATEGIC REPORT FINANCIAL REVIEW

of 1.3%. On a like-for-like basis revenue less pass-through costs was also up 4.1%, the strongest quarter of the year, and compared to -0.4% in quarter three. Twelve of the Group's top 14 markets showed significant growth in quarter four, particularly Austria, Belgium, Denmark, Finland, Germany, Italy, the Netherlands, Portugal, Sweden and Turkey. For the year, Western Continental Europe constant currency revenue less pass-through costs grew 4.1% with like-for-like up 2.0%, the second strongest-performing region.

In **Asia Pacific**, **Latin America**, **Africa & the Middle East** and **Central & Eastern Europe**, on a constant currency basis, revenue less pass-through costs was up 0.4% in the fourth quarter and up 2.6% like-for-like, slightly above the third quarter growth of 2.4%. In the fourth quarter, **Latin America** grew over 7%, stronger than the third quarter, with **Central & Eastern Europe** showing double-digit growth in the fourth quarter compared with almost 5% in quarter three. **Asia Pacific** and **Africa & the Middle East** were slightly weaker. On a full-year basis, constant currency revenue less pass-through costs growth in the region was 2.0% with like-for-like growth 2.5%, the strongest-performing region.

REVENUE ANALYSIS

£ million	2018	Δ reported	Δ constant[1]	Δ LFL[2]	% group	2017[3]	% group
N. America	5,371	-5.1%	-1.9%	-3.0%	34.4%	5,659	35.8%
United Kingdom	2,189	2.6%	2.6%	1.5%	14.0%	2,133	13.5%
W Cont. Europe	3,335	3.2%	3.5%	1.7%	21.4%	3,231	20.4%
AP, LA, AME, CEE[4]	4,707	-1.6%	3.8%	4.4%	30.2%	4,781	30.3%
Total Group	**15,602**	**-1.3%**	**1.5%**	**0.8%**	**100.0%**	**15,804**	**100.0%**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
N. America	4,474	-6.7%	-3.5%	-4.2%	34.9%	4,794	36.4%
United Kingdom	1,691	0.2%	0.2%	-0.5%	13.2%	1,688	12.8%
W Cont. Europe	2,736	4.0%	4.1%	2.0%	21.3%	2,631	20.0%
AP, LA, AME, CEE	3,926	-3.2%	2.0%	2.5%	30.6%	4,057	30.8%
Total Group	**12,827**	**-2.6%**	**0.2%**	**-0.4%**	**100.0%**	**13,170**	**100.0%**

OPERATING PROFIT ANALYSIS (HEADLINE PBIT)

£ million	2018	% margin*	2017	% margin*
N. America	804	18.0%	937	19.6%
United Kingdom	245	14.5%	280	16.6%
W Cont. Europe	372	13.6%	376	14.3%
AP, LA, AME, CEE	626	15.9%	674	16.6%
Total Group	**2,047**	**16.0%**	**2,267**	**17.2%**

* Headline PBIT as a percentage of revenue less pass-through costs.

Notes

1 Percentage change at constant currency exchange rates.
2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals.
3 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in the accounting policies.
4 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

REVENUE LESS PASS-THROUGH COSTS GROWTH BY REGION V 2017

%


North America
-6.7
United Kingdom
+0.2
Western Continental Europe
+4.0
Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe
-3.2
Total
-2.6

56 WPP ANNUAL REPORT 2018

FINANCIAL REVIEW STRATEGIC REPORT

BUSINESS SECTOR REVIEW

The pattern of revenue and revenue less pass-through costs growth also varied by sector and operating brand. The tables opposite give further details.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue less pass-through costs was down 1.6% in the fourth quarter, a significant improvement on the -6.5% in the third quarter and the strongest quarter of the year. On a like-for-like basis revenue less pass-through costs was up 0.4% in the fourth quarter, the first quarter of positive growth, with both our advertising and media investment businesses showing considerable improvement over the third quarter. However, despite this improvement, our advertising businesses remain under pressure.

The strong revenue less pass-through costs growth across most of the Group's media investment management businesses, offset by slower growth in our advertising businesses in most regions, resulted in the combined reported operating margin of this sector being down 1.2 margin points at 17.6% and down 1.4 margin points in constant currency.

REVENUE ANALYSIS

£ million	2018	Δ reported	Δ constant[1]	Δ LFL[2]	% group	2017[3]	% group
AMIM[4]	7,132	-3.2%	-0.4%	1.0%	45.6%	7,369	46.6%
Data Inv. Mgt.	2,582	-4.5%	-1.8%	-2.0%	16.6%	2,703	17.1%
PR & PA[5]	1,211	0.6%	3.4%	3.1%	7.8%	1,204	7.6%
BC, HW & SC[6]	4,677	3.3%	6.3%	1.5%	30.0%	4,528	28.7%
Total Group	**15,602**	**-1.3%**	**1.5%**	**0.8%**	**100.0%**	**15,804**	**100.0%**

REVENUE LESS PASS-THROUGH COSTS ANALYSIS

£ million	2018	Δ reported	Δ constant	Δ LFL	% group	2017	% group
AMIM	5,530	-6.1%	-3.3%	-1.2%	43.1%	5,889	44.7%
Data Inv. Mgt.	1,966	-4.2%	-1.3%	-1.8%	15.3%	2,052	15.6%
PR & PA	1,136	-0.4%	2.5%	2.6%	8.9%	1,141	8.7%
BC, HW & SC	4,195	2.6%	5.6%	0.6%	32.7%	4,088	31.0%
Total Group	**12,827**	**-2.6%**	**0.2%**	**-0.4%**	**100.0%**	**13,170**	**100.0%**

OPERATING PROFIT ANALYSIS (HEADLINE PBIT)

£ million	2018	% margin*	2017	% margin*
AMIM	972	17.6%	1,109	18.8%
Data Inv. Mgt.	301	15.3%	350	17.1%
PR & PA	184	16.2%	183	16.1%
BC, HW & SC	590	14.1%	625	15.3%
Total Group	**2,047**	**16.0%**	**2,267**	**17.2%**

* Headline PBIT as a percentage of revenue less pass-through costs.

Notes

1 Percentage change at constant currency exchange rates.
2 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals.
3 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in the accounting policies.
4 Advertising and Media Investment Management.
5 Public Relations & Public Affairs.
6 Brand Consulting, Health & Wellness and Specialist Communications (including direct, interactive and ecommerce).

REVENUE LESS PASS-THROUGH COSTS BY BUSINESS V 2017

%


Advertising and Media Investment Management
-6.1
Data Investment Management
-4.2
Public Relations and Public Affairs
-0.4
Brand Consulting, Health & Wellness and Specialist Communications
+2.6
Total
-2.6

WPP ANNUAL REPORT 2018 57

STRATEGIC REPORT FINANCIAL REVIEW

Data Investment Management
In constant currencies, data investment management revenue less pass-through costs was down 2.8% in the fourth quarter, and down 2.8% like-for-like. On a full-year basis, constant currency revenue less pass-through costs was down 1.3%, down 1.8% like-for-like. Geographically, revenue less pass-through costs was up strongly in Asia Pacific and Latin America, but North America was weaker. Kantar Worldpanel and Kantar Media showed strong like-for-like revenue less pass-through costs growth, with Kantar Insights, Kantar Health, Kantar Public and Lightspeed less robust. Reported operating margins were down 1.8 margin points to 15.3% and down 1.8 margin points in constant currency.

Public Relations and Public Affairs
In the fourth quarter, in constant currencies and like-for-like, our public relations and public affairs businesses were the strongest-performing sector, as they were in the first half and third quarter, with growth of 3.3% and 1.2% respectively. On a full-year basis, constant currency revenue less pass-through costs grew 2.5% with like-for-like growth 2.6%. Geographically, all regions showed strong growth, with the United Kingdom and Africa & the Middle East particularly strong. Burson Cohn & Wolfe, Hill+Knowlton Strategies and the specialist public relations and public affairs businesses Finsbury, Hering Schuppener and Buchanan, performed particularly well. Overall operating margins improved 0.1 margin points to 16.2% and by 0.1 margin points in constant currency.

Brand Consulting, Health & Wellness and Specialist Communications
Our brand consulting, health & wellness and specialist communications businesses (including direct, interactive and ecommerce), performed less well in the fourth quarter with constant currency revenue less pass-through costs up 0.2%, compared with 6.5% in the third quarter, with like-for-like down 1.6%, as our healthcare businesses in North America and some direct, interactive and ecommerce businesses came under pressure. On a full-year basis, revenue less pass-through costs was up 5.6% in constant currency and up 0.6% like-for-like. In brand consulting, Landor and FITCH performed strongly, and in the direct, interactive and ecommerce businesses, Wunderman, Hogarth, AKQA, Blue State Digital, F.biz and Deeplocal performed well. Operating margins, for the sector as a whole, were down by 1.2 margin points to 14.1% and down 1.3 margin points in constant currency, with operating margins negatively affected as parts of our direct, interactive and ecommerce, brand consulting and healthcare businesses in North America slowed.

CASH FLOW HIGHLIGHTS

In 2018, operating profit was £1.431 billion, depreciation, amortisation and goodwill impairment £728 million, non-cash share-based incentive charges £85 million, working capital and provisions inflow £166 million, net interest paid £162 million, tax paid £384 million, capital expenditure £375 million, earnout payments £120 million and other net cash outflows £266 million, principally £235 million gains on disposal of investments and subsidiaries. Free cash flow available for debt repayment, acquisitions (excluding earnouts), share buy-backs and dividends was, therefore, £1.103 billion.

This free cash flow was enhanced by £849 million of proceeds from the disposal of associates and investments, offset by £289 million in cash acquisition costs (investments and new acquisition payments), £207 million in share buy-backs and £747 million in dividends, a net outflow of £394 million. This resulted in a net cash inflow of £709 million.

Free cash flow conversion[1] in 2018 was 81%.

BALANCE SHEET HIGHLIGHTS

Average net debt in 2018 was £4.966 billion, compared to £5.125 billion in 2017, at 2018 exchange rates. On 31 December 2018 net debt was £4.017 billion, against £4.483 billion on 31 December 2017, a decrease of £466 million (a decrease of £605 million at 2018 exchange rates). The reduced period end debt figure reflects the benefit of £849 million proceeds in relation to disposal of our interests in certain associates and investments, the principal of which were Globant S.A., Imagina, AppNexus and Bruin. This trend has continued in the first two months of 2019, with average net debt of £4.015 billion, compared with £4.569 billion in the same period in 2018, a decrease of £554 million (a decrease of £671 million at 2019 exchange rates).

The net debt figure of £4.017 billion at 31 December compares with a current market capitalisation of approximately £10.966 billion ($14.345 billion), giving an enterprise value of £14.983 billion ($19.600 billion). The average net debt to EBITDA ratio, at 2.1x, is above the revised target range of 1.5-1.75x to be achieved by the end of 2021.

NET DEBT
£ million


2,275
3,211
4,131
4,483
4,017
2014
2015
2016
2017
2018

[1] Free cash flow conversion is the ratio of free cash flow to headline earnings. Free cash flow is after earnouts and changes in working capital and before new acquisition spend, disposals and shareholder distributions as set out in note 29 of the financial statements.

58 WPP ANNUAL REPORT 2018

FINANCIAL REVIEW STRATEGIC REPORT

RETURN OF FUNDS TO SHAREHOLDERS

Dividends paid in respect of 2018 will total approximately £753 million for the year. Funds returned to shareholders in 2018 totalled £955 million, including share buy-backs.

In 2018, 16.6 million shares, or 1.3% of the issued share capital, were purchased at a cost of £207 million.

PROGRESS ON GROWTH STRATEGY

In the last seven months, we have made significant progress in simplifying our operations to make them more client-centric and improving WPP's financial position. Milestones include the launch of a new vision, offer and brand identity for WPP, the creation of two new integrated networks (VMLY&R and Wunderman Thompson), the realignment of the US healthcare agencies with major networks, the formation of WPP's first Executive Committee and the initiation of the process to find a financial and strategic partner for Kantar.

As part of the restructuring plan we outlined in the investor day presentation, 70 of the 100 planned office mergers have been completed, 57 of the 80 offices have been closed and approximately 2,650 of the 3,500 planned redundancies have been actioned. The anticipated gross savings remain in line with the £160 million estimate in December. As we outlined in the investor day a proportion of these gross savings will be reinvested in talent and technology development.

In addition, 30 disposals were completed in 2018 realising proceeds of £849 million, helping to strengthen the Group's balance sheet and improve leverage. The disposal programme will continue in 2019 and a further six disposals have been completed year-to-date.

OUTLOOK

Financial guidance

Our 2019 targets are:

- Like-for-like revenue less pass-through costs down 1.5% to 2.0%, with stronger headwinds in the first half, due to client losses in 2018; and
- Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16: Leases).

In 2019, our primary focus will remain on addressing our issues in North America. We will achieve this through investment in leadership, creative talent and technology and delivering on the potential of the newly merged businesses of VMLY&R and Wunderman Thompson. In addition, we will ensure the gross benefits from the restructuring actions taken in 2018 and continuing to be taken in 2019 are realised. To help drive top-line growth, the incentive plans for 2019 will include up to half of the incentive pools being funded based on improving growth in revenue less pass-through costs, with the remaining proportion based on growth in operating profit and margin.

Medium-term financial targets

At our investor day in December, we set out our new medium-term financial targets that will allow us to invest in talent and technology, improve our competitive position and deliver sustainable long-term growth rates. Our targets, to be achieved by the end of 2021, are:

- Organic growth (defined as like-for-like revenue less pass-through costs growth) in line with peers;
- Headline operating margin (excluding the impact of IFRS 16: Leases) of at least 15%; and
- Free cash flow conversion of 80%-90%.

USES OF FUNDS

As per the investor day in December, over the next three years we will prioritise the dividend over share buy-backs and will balance targeted M&A with divestments.

For more information on our strategy see pages 42-53

WPP ANNUAL REPORT 2018 59

STRATEGIC REPORT

SUSTAINABILITY

At WPP we build better futures for our people, our clients – and our wider communities.

WHY SUSTAINABILITY MATTERS

2018 has seen record heatwaves on four continents, and perilous water shortages in South Africa, Australia and India. It has seen women the world over say #MeToo, and consumers take a stand on plastic packaging at supermarket checkouts.

From technological disruption, climate change and resource scarcity to skills shortages, demographic shifts and political uncertainty, our clients, across every sector, face a complex set of interconnected social, economic and environmental pressures.

The potential upside to tackling sustainability challenges is significant – it is estimated that sustainable business model innovation could open economic opportunities worth $12 trillion and create 380 million jobs[1].

Consumer expectations are changing. Today's consumers want more from their favourite brands than just a great product – they expect transparency across the supply chain and want brands to have a point of view and to play an active role in society. Yet there is often cynicism and a lack of trust about corporate motivations and actions.



"WE HAVE A STRONG TRACK RECORD OF BUILDING BRANDS WITH PURPOSE THAT HELP OUR CLIENTS ACHIEVE THEIR SUSTAINABILITY GOALS. BUT WE CAN AND MUST DO MORE."

Andrea Harris
Group Chief Counsel
and Head of Sustainability

[1] Better Business, Better World, Business & Sustainable Development Commission, January 2017.

60 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT FRIENDLY ARMS AGENCY AKQA SÃO PAULO CLIENT AACD, ORTHOPAEDIC HOSPITAL To learn more see wpp.com/friendlyarms WPP ANNUAL REPORT 2018 61

STRATEGIC REPORT SUSTAINABILITY

As the importance of sustainability grows for our clients, so does its impact on WPP.

OUR RESPONSE
Our clients look to us to provide the insight, expertise and creative solutions they need to navigate this changing landscape and communicate their purpose effectively and authentically. Our own sustainability strategy helps us to do this with credibility, meeting changing client expectations while reducing risks and creating a more resilient business for the long term.

SUSTAINABILITY AND OUR STRATEGY
Our sustainability strategy aligns with all five elements of our new corporate strategy, which we introduced in late 2018. The table opposite sets out the most material ways in which sustainability supports our strategy.

UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS (SDGs)
We support the UN SDGs which provide a framework for government agencies, civil society, the private sector and citizens to work together to create a more sustainable future. Good communications are essential to bring about the shift in attitudes and behaviour needed to tackle extreme poverty, inequality and climate change by 2030. We aim to play our part through the improvements we are making in our business, our pro bono work and our work for clients on social and environmental themes.

We have analysed the 17 Global Goals and the 169 targets which sit behind them to identify those which are most relevant for our business. To learn more about the Goals we believe we can make the most significant contribution towards, see page 8 of our full Sustainability Report 2018, available as a PDF download.

For our full review of our sustainability activities and outcomes, download our Sustainability Report 2018.

wpp.com/sustainability

62 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT

STRATEGIC ELEMENT	SUSTAINABILITY STRATEGY		
VISION & OFFER	**A STRONGER OFFER FOR OUR CLIENTS** A growing number of clients are grappling with sustainability challenges and looking to articulate the purpose of their brands. They look for partners who share their sustainability values and aspirations. Our commitment to responsible and	sustainable business practices helps us to broaden and deepen these partnerships, and to meet the growing expectations and sustainability requirements in client procurement processes.	**A stronger offer for our clients, see pages 66 and 67** **Transparency and trust, see pages 74 and 75**
CREATIVITY	**SOCIAL INVESTMENT** Our pro bono work can make a significant difference to charities and NGOs, enabling our partners to raise awareness and funds, recruit members, and achieve campaign objectives.	Pro bono work benefits our business too, providing rewarding creative opportunities for our people that often result in award-winning campaigns that raise the profile of our companies.	**Social investment, see pages 68 and 69**
	DIVERSE AND INCLUSIVE TEAMS Creativity thrives on diversity of background and thought. This makes having a diverse and inclusive workplace essential to our long-term business	success. We want all of our people to feel valued and able to fulfil their potential, regardless of gender, ethnicity, age or disability.	**Attracting and retaining talent, see pages 70 and 71**
DATA & TECHNOLOGY	**PRIVACY AND DATA ETHICS** Data – including consumer data – can play an essential role in our work for clients. Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients. We have a	responsibility to look after this data carefully, to collect data only when needed and with consent where required, and to store and transfer data securely.	**Privacy and data ethics, see page 76**
SIMPLER STRUCTURE	**GREENER OFFICE SPACE** Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We are reducing the overall number of offices we occupy, moving to	locations that use green building standards and reduce our impact, help us to use space more efficiently and encourage collaboration between our companies.	**Environment, see page 72**
CULTURE	**SHARED VALUES ACROSS OUR BUSINESS AND SUPPLY CHAIN** Strong employment policies, investment in skills and inclusive working practices help us recruit, motivate and develop the talented people we need to serve our clients in all disciplines across our locations.	Selecting suppliers and partners who adopt standards consistent with our own can reduce costs, improve efficiency and protect our reputation.	**Attracting and retaining talent, see pages 70 and 71** **Supply chain, see page 73**

WPP ANNUAL REPORT 2018 63

STRATEGIC REPORT SUSTAINABILITY “A NEW KIND OF ACTIVISM SHAPED BY PEOPLE FROM AROUND THE WORLD THROUGH SOCIAL MEDIA.” Sir David Attenborough 64 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT

HOW GOOD MARKETING MAKES FOR BETTER DEMOCRACY

AGENCY
MULTI-AGENCY TEAM LED BY GREY LONDON

CLIENT
UNITED NATIONS DPI AND UNFCCC

In an age of growing grassroots activism, many people feel that action happens on the street, not behind the closed doors of the United Nations. We brought together a multi-agency team, led by Grey London, to help the UN reconnect with the world's people and put them back at the centre of their work.

The team put a new People's Seat in the UN plenary, right among world leaders. It was the first seat in UN history not representing a nation or specific interest. Instead it was there to give the world a voice on climate change. The campaign asked people around the world to express their thoughts, fears and experiences of climate change. These testimonials were crafted into a UN address delivered by Sir David Attenborough to key leaders poised to negotiate one of the most important decisions in the history of our planet.

The speech dominated the global news agenda, reaching some 1.3 billion people and ensuring the climate talks made headlines in countries including the UK, US and China.

RESULT

1.3bn+

people reached within the first month of The People's Seat launch
December 2018

To learn more see wpp.com/peopleseat

WPP ANNUAL REPORT 2018 65

STRATEGIC REPORT SUSTAINABILITY

A STRONGER OFFER FOR OUR CLIENTS

Our biggest sustainability impact is through the work we do for clients, which reaches billions of people each year.

We partner with a growing number of clients on sustainability-related briefs. Our blend of expertise means we can offer clients cutting-edge technology alongside the creativity needed to inspire consumers and help to make behavioural shifts more desirable.

Marketing is a powerful tool with the potential to change people's attitudes and behaviour. So it is important that we apply high ethical standards to our work. We continue to maintain high standards and compliance procedures in areas such as business ethics, human rights and data security and privacy.

WORK WITH PURPOSE

Increasingly, our clients aspire to create brands with purpose and look to us to help them to integrate sustainability into brand strategy, communications and marketing. This work is of growing importance to WPP. A survey of our top client team leaders in 2018 found that over 80% had recently discussed sustainability with their clients, with almost half of these discussions relating to the development of a brand campaign.

Our work in this area can include:

- **Brand and strategy consulting:** integrating social and environmental values into brand and business strategy.
- **Technology and research:** using technology and data to understand consumer attitudes and behaviour in relation to sustainability.
- **Communications:** helping clients communicate credibly on social and environmental issues with all audiences from consumers, employees and citizens to investors, regulators, the media and NGOs. This can include social marketing campaigns that raise awareness or drive behaviour change on issues of public interest, often for government and NGOs as well as corporate clients.

Given our clients' growing focus on sustainability, during 2019 we will explore how we can further build our sustainability capabilities and facilitate collaboration between WPP agencies on sustainability-related briefs.

COMPLIANCE WITH MARKETING STANDARDS

We expect our companies to comply with all relevant legal requirements and codes of practice for marketing standards in the work they produce for clients. A small number of the campaigns we produce give rise to complaints, some of which are upheld by marketing standards authorities. Our companies take action where needed to prevent a recurrence.

ETHICAL DECISIONS IN OUR WORK

Our work for clients can sometimes raise ethical issues, for example work for government clients, work relating to sensitive products or marketing to children. We have a review and referral process for work that may present an ethical risk.

Before accepting potentially sensitive work, our people are required to elevate the decision to the most senior person in the relevant office and then to the most senior WPP executive in the country concerned, who will decide if further referral to a global WPP executive is required. This referral process is covered in our How We Behave online training.

Companies also have copy-checking and clearance processes through which campaigns are reviewed by the legal team before publication. Requirements are particularly comprehensive in sectors such as pharmaceutical marketing which are highly regulated.

£2.07bn

revenues generated through clients who engaged with us on sustainability

13%

equivalent to approximately 13% of our total revenue

To find more examples of our client and pro bono work to address social and environmental issues download our Sustainability Report 2018.

wpp.com/sustainability

66 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT I’M FINE AGENCIES OGILVY & MINDSHARE CLIENT DOVE (UNILEVER) This campaign by Ogilvy for Dove, with Mindshare handling media, saw the creation of four animations, each telling the real story of a girl’s struggles with self-esteem. The ?lms were launched in social, digital and cinema in markets across the world, giving parents the tools to help their kids build body-con?dence. To learn more see wpp.com/im?ne WPP ANNUAL REPORT 2018 67

STRATEGIC REPORT SUSTAINABILITY

SOCIAL INVESTMENT

Charities and NGOs have a vital role to play in tackling issues such as health, education, human rights and the environment, often with very limited resources. We can help them increase their impact by providing communications and creative services on a pro bono basis (for little or no fee).

This can have a significant positive impact on the organisations we support, enabling them to raise awareness and funds, recruit members, and achieve campaign objectives. It benefits our business too, providing rewarding creative opportunities for our people that often result in award-winning campaigns and raise the creative profile of our companies. Our agencies also negotiate free media space for charity campaigns, enabling them to reach a wide audience.

Alongside our pro bono work, our social investment is one of the main ways we can contribute to progress on the UN Sustainable Development Goals. We established our Charity Committee of senior executives in 2018 to oversee our approach and help us to target our support effectively.

We encourage our people to get involved as volunteers. 41% of our companies have a formal volunteering policy and 56% organised volunteering activities for their people during 2018.

WHAT WE GAVE IN 2018

Our pro bono work was worth £11.3 million in 2018 (2017: £12.7 million). We also made cash donations to charities of £6.2 million (2017: £7.7 million), resulting in a social investment worth £17.5 million (2017: £20.4 million). This is equivalent to 1.20% of reported profit before tax (2017: 0.97%).

WPP media agencies negotiated free media space worth £23.8 million on behalf of pro bono clients (2017: £29 million), making a total social contribution of £41.3 million (2017: £49.4 million).

For more examples of our pro bono work download our Sustainability Report 2018.

wpp.com/sustainability

SOCIAL IMPACT

Our support helps NGOs and charities to carry out important work in areas such as improving health and education, and protecting human rights. With pro bono work this can often be worth more than an equivalent cash donation because it enables charities to raise awareness, increase donations, recruit members, impact behaviour and achieve campaign goals. We have conducted research to quantify this wider impact.

Our most recent analysis shows that our pro bono work in 2018 created wider social benefits worth £91 million to society (2017: £103 million). This includes, for example, the impact of charities being able to improve health and wellbeing in communities. The wider social benefits created by our pro bono work, charitable donations and free media space is worth an estimated £331 million (2017: £397 million).

COMMON GROUND

We launched Common Ground in 2016 as a collaboration between the world's six biggest advertising and marketing services groups and the United Nations to use the power of communication to accelerate progress towards achieving the 17 Sustainable Development Goals by 2030.

At WPP our focus is gender equality (Goal 5), with an emphasis on tackling gender-biased stereotypes in the media and on promoting equal opportunities for women and girls.

During 2018, GroupM and other WPP agencies launched Creativity for Equality, a strategic partnership with UN Women to help positively impact the lives of girls and women. The partnership began with a 16-day campaign against gender-based violence across six countries.

TOTAL SOCIAL CONTRIBUTION
£m


Charitable donations
Pro bono work
Free media space
46.9
40.2
42.3
49.4
41.3
2014
2015
2016
2017
2018

PRO BONO WORK BY SECTOR
%


Arts 4%
Education 30%
Environment 5%
Health 15%
Human Rights 7%
Local Community 39%

£11.3m
in pro bono work

£23.8m
free media space negotiated by WPP companies

1.20%
social investment as a percentage of reported profit before tax

£331m
wider social benefits of pro bono work, charitable donations and free media space

68 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT



OCEAN OF THE FUTURE

AGENCY
OGILVY UK

CLIENT
GREENPEACE

This film follows children visiting an aquarium, where they see some of the 800,000 tonnes of plastic packaging generated by UK supermarkets every year, and encourages people to sign a petition calling on retailers to reduce plastic waste.

RESULT
>970,000
people signed the petition
since April 2018

Watch the video:
wpp.com/oceanofthefuture

BLINK AND THEY ARE GONE

AGENCY
WUNDERMAN THOMPSON MUMBAI AND AMSTERDAM

CLIENT
JIMMY NELSON

This film uses over 1,500 images to document the lives of the world's last remaining indigenous communities, warning us that we are losing our global cultural heritage.

RESULT
$1m
in free media
December 2018-February 2019

Watch the video:
wpp.com/blink



WPP ANNUAL REPORT 2018 69

STRATEGIC REPORT SUSTAINABILITY

ATTRACTING AND RETAINING TALENT

Our clients choose WPP on the strength of our people's insights, creativity and original ideas.

To attract and retain the best, most forward-thinking talent, we are focusing on:
- Embedding a culture based on our new values of being open, optimistic and doing extraordinary work;
- Improving diversity and inclusion;
- Investing in skills and creativity; and
- Offering attractive compensation, flexible working practices and opportunities for collaboration and growth.

SKILLS, TRAINING AND DEVELOPMENT

We invest in training and development to build the creative, technical and leadership skills our business needs. Training and opportunities for professional and personal development contribute to employee engagement and retention.

Overall, we spent £45.5 million on training in 2018 (2017: £44.9 million) with 65% of our people taking part in formal training programmes, averaging 5.7 hours per person.

We follow up with training participants to understand the impact of our courses and identify opportunities for improvement.

During 2018, 76% (2017: 80%) of our people participated in a formal appraisal process, and 69% (2017: 70%) of executive leaders and 66% (2017: 68%) of senior managers had a 360-degree appraisal.

ENGAGEMENT AND FEEDBACK

In 2018, we began the process to set up our first employee forum in the UK. We will roll this out to more markets starting with India, China and Turkey. The views and ideas raised through these forums will be shared with the two Non-Executive Board Directors responsible for workforce engagement.

We use employee surveys to assess employee engagement and satisfaction. In 2018, a set of consistent questions to assess employee views on sustainability-related topics was used in surveys covering 75% of our employees. During 2019, we plan to launch a Company-wide employee survey.

LABOUR RELATIONS

We support the right of our people to join trade unions and to bargain collectively, although trade union membership is relatively low in our industry. In 2018, around 7% of our employees were either members of a trade union or covered by a collective bargaining agreement (2017: 8%). There were 1,267 consultations with works councils, of which the majority were in Europe (2017: 4,116).

As part of our transformation programme we announced we will be making around 3,500 redundancies in our business, as we merge and restructure some of our agencies and as a result of changes in our client base. We aim to support employees affected by redundancy including through our employee assistance programmes.

DIVERSITY AND INCLUSION

Creativity thrives on diversity of background and thought. This makes having a diverse and inclusive workplace essential to our long-term business success. We want all of our people to feel valued and able to fulfil their potential, regardless of gender, ethnicity, age or disability.

WPP does not tolerate harassment, sexual harassment, discrimination or offensive behaviour of any kind. We select and promote our people on the basis of their qualifications and merit, without discrimination or concern for factors such as race, religion, national origin, colour, sex, sexual orientation, gender identity or expression, age or disability. These commitments are set out in our Code of Business Conduct, which applies to all our people and is available on the WPP website, in our Policy Book and on our intranet.

GENDER DIVERSITY


Board and Executive
36% (1,796)
64% (3,189)
2018
35% (1,820)
65% (3,436)
2017
Senior Managers
49% (9,949)
51% (10,407)
2018
49% (9,754)
51% (10,017)
2017
All other employees
56% (60,601)
44% (47,216)
2018
56% (60,456)
44% (47,555)
2017
Total employees
54% (72,346)
46% (60,812)
2018
54% (72,030)
46% (61,008)
2017
Female
Male

AGE DIVERSITY


19 or under <1%
20–29 35%
30–39 37%
40–49 18%
50–59 8%
60 and over 2%

DAYS LOST DUE TO SICKNESS


Days lost due to sickness
Days lost per person
3.2
3.0
3.2
3.4
3.2
395,234
365,586
416,638
455,680
423,428
2014
2015
2016
2017
2018

70 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT

Employees are trained on our commitments through our online ethics training, How We Behave, which includes training on diversity and unconscious bias.

GENDER BALANCE

Our workforce is gender-balanced overall and the proportion of women in executive leadership roles increased this year. At the Board level the appointment of Cindy Rose raises the proportion of women on the Board to 33%. Achieving gender balance at leadership levels remains a priority.

In 2018, we signed up to the Women's Empowerment Principles, established by UN Women and UN Global Compact as a guide for businesses on how to empower women in the workplace, marketplace and community.

Our WPP Stella network, now active in India, Italy, Mexico, South Africa, Taiwan and the UK, aims to tackle barriers that may prevent women progressing to the most senior roles. It runs events, networking opportunities, coaching and training as well as a speaker database to raise the internal and external profile of our senior women. A series of podcasts was launched in 2018 featuring some of our female leaders. The network will be rolled out to further markets during 2019.

To learn more about our programmes, including information about
- Training programmes
- Development programmes supporting career progression for our senior and mid-level women download our Sustainability Report 2018.

wpp.com/sustainability

HEALTH, SAFETY AND WELLBEING

We aim to support our people to look after their physical and mental health and wellbeing. The main health and safety risks in our business are work-related stress and ergonomic injuries. 76% of our companies have appointed someone with specific responsibility for health and safety management. There were no work-related deaths in 2018.

We offer a range of programmes to address health and safety risks which can include: fitness facilities or subsidised gym memberships; health and nutrition services; health insurance and medical assessments; counselling and employee assistance services; and ergonomic risk assessments and specialist equipment.

We estimate around 25% of our workforce have flexible working arrangements which include part-time working, flexible start and finish times and home working, as well as career breaks and sabbaticals.



THE BEST MEN CAN BE

AGENCY
GREY NEW YORK

CLIENT
GILLETTE

Gillette took a fresh look at what it means to be "the best" in today's world, celebrating stories of men who challenge the culture of toxic masculinity.

RESULTS

110m
video views
January 2019-February 2019

15bn
impressions
January 2019-February 2019

Watch the video:
wpp.com/bestmencanbe

Recognition for WPP
Industry Leader
in the Bloomberg Gender-Equality Index

WPP ANNUAL REPORT 2018 71

STRATEGIC REPORT SUSTAINABILITY ENVIRONMENT We recognise the major threat that climate and environmental change poses to global social and economic development. We support urgent action to tackle climate change through the Paris Agreement. As a result, we have environmental management programmes in place to reduce our carbon emissions and environmental impact and identify and mitigate climate-related risk in our operations. KEY TARGETS AND COMMITMENTS – 0.41 tonnes of CO2e per employee by 2030, a 50% reduction from 2017 – 50% of electricity from renewable sources by 2030 – 25% of global floor space certified to advanced green building standards by 2020 – 100% of emissions from air travel offset through the purchase of high-quality carbon credits TASKFORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES (TCFD) We support the Taskforce on Climate-related Financial Disclosures and aim to develop our disclosures in line with its recommendations. This voluntary framework seeks to encourage businesses to disclose climate-related risks and opportunities and is structured around four themes: governance, strategy, risk management, and metrics and targets. For our TCFD disclosure, see page 173 To learn more about our approach to environmental management, our full performance and our approach to carbon emissions accounting, download our Sustainability Report 2018. wpp.com/sustainability PERFORMANCE SUMMARY SCOPE 1 AND 2 EMISSIONS 2006-2018 CERTIFIED FLOORSPACE Tonnes CO2e/head (market-based) % 2.0 30 20 21 Headcount intensity 25 18 Revenue intensity 16 1.5 Target headcount intensity 20 13 1.0 0.74 15 10 0.5 6.40 5 0.41 06 10 14 18 22 26 30 2014 2015 2016 2017 2018 Our scope 1 and 2 market-based emissions for 2018 In 2018 21% of our ?oorspace was certi?ed were 0.74tCO2e/head, a 9% reduction from 2017. to advanced sustainability standards like Our carbon intensity per £1 million revenue was LEED and BREEAM. 6.40 tCO2e/head, an 8% reduction since 2017. PROPORTION OF ELECTRICITY FROM CARBON OFFSETS PURCHASED RENEWABLE SOURCES fCO2e % 30 96,577 98,885 92,445 89,518 26 85,459 21 22 14 2014 2015 2016 2017 2018 2014 2015 2016 2017 2018 We increased the percentage of electricity Since 2007 we have purchased and permanently purchased from renewable sources to 30% retired almost 1.5 million carbon credits to offset (2017: 26%), making substantial progress our carbon emissions from air travel. We offset towards our 50% target. 100% of our air travel emissions in 2018. 30% 0.74 21% A- electricity purchased tonnes of CO2e per ?oor space certi?ed rating for our climate from renewable person (target: to advanced green change strategy and sources (target: 0.41 tCO2e by 2030) building standards reporting in the CDP 50% by 2030) (target: 25% by 2020) climate change programme 72 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT

SUPPLY CHAIN

We work with over 130,000 companies across our supply chain, and aim to select suppliers who meet high standards in areas such as human rights and the environment. Where we can, we work with our suppliers to positively influence standards in the wider supply chain. This reduces risks to our business and our clients and enables us to respond to the growing number of client tender processes that include supply chain management criteria.

We take a risk-based approach to supplier engagement focusing on suppliers in high-risk countries or sectors, those with whom we have a direct commercial relationship and those with centrally negotiated contracts managed by our procurement team.

SOURCING STANDARDS

Our Supplier Code of Conduct includes requirements relating to labour practices, human rights, social impacts as well as other sustainability issues. Our Code requires suppliers to apply similar standards to companies in their own supply chain.

SUPPLIER SELECTION

We evaluate potential new suppliers on factors such as assurance of supply, quality, service, cost, innovation and sustainability. We launched two additional sustainability questionnaires in 2018 to strengthen our due diligence processes for supplier selection. In 2019 we plan to roll out new training for our procurement teams on conducting due diligence for supply chain sustainability risks.

HUMAN RIGHTS

Respect for human rights is a fundamental principle for WPP. We aim to prevent, identify and address any negative impacts on human rights associated with our business activities.

Our **Human Rights Policy Statement** summarises our approach. It reflects international standards and principles, including the International Bill of Human Rights, the UN's Guiding Principles on Business and Human Rights, the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Children's Rights and Business Principles.

We are a member of the **United Nations Global Compact** and report progress against its 10 principles annually.

Our most direct impact on human rights is as a major employer. We recognise the rights of our people including those relating to freedom of association and collective bargaining and we do not tolerate harassment or any form of forced, compulsory or child labour.

See attracting and retaining talent, pages 70 and 71

We work with clients to manage any human rights risks from marketing campaigns, for example by protecting children's rights in relation to marketing. WPP companies will not undertake work designed to mislead on human rights issues.

MODERN SLAVERY

We do not tolerate any form of modern slavery, forced labour or human trafficking in any part of our business or supply chain. Our risk assessment shows that almost 90% of our spend with preferred supplier partners is in medium- or low-risk categories for modern slavery such as HR and professional services. Higher-risk categories include facilities and promotional goods suppliers.

SUPPLIER DIVERSITY

We work with many small and diverse suppliers. In the US, around 2.1% of our spend is with certified diverse suppliers including women- and minority-owned businesses.


@ARTIGO149
FROM BRAZILIAN PENAL CODE TO A T-SHIRT LINE THAT FIGHTS SLAVERY

T-SHIRTS THAT FIGHT SLAVERY

AGENCY
HILL+KNOWLTON STRATEGIES, SÃO PAOLO

CLIENT
BRAZIL MINISTRY OF PUBLIC LABOR

Slavery is a reality in Brazil, despite being illegal. #SomosLivres invites Brazilians to fight to protect this law. Leading fashion journalists and trendsetters received branded t-shirts during Fashion Week.

RESULTS

17m people reached via print and digital media
November 2018-January 2019

140,000 mentions
November 2018-January 2019

To learn more about our Supplier Code of Conduct, Human Rights Policy, and Modern Slavery Act Transparency Statement see:

wpp.com/sustainability/policies-and-resources

WPP ANNUAL REPORT 2018 73

STRATEGIC REPORT SUSTAINABILITY

TRANSPARENCY AND TRUST

By establishing clear policies and procedures in areas such as data security, ethical conduct, supply chain management and human rights, and reporting transparently on our progress, we can reduce risks to our business and to our clients.

OUR CODE OF CONDUCT

We set clear ethical standards for our people and companies through our policy framework and training.

The WPP Code of Business Conduct summarises our principles and key points of policy that apply to everyone at WPP. It is supported by more detailed policies in areas such as anti-bribery and corruption, hospitality and gifts, facilitation payments and the use of third-party advisors as well as our Human Rights Policy Statement and Sustainability Policy.

Our online ethics training, How We Behave, is updated every two to three years. Our people are required to take the training on joining and on a regular basis, and repeat the training following each update. Topics covered include diversity, human rights, conflicts of interest and avoiding misleading work. In 2018, we added unconscious bias training, and updated our ethics and anti-bribery and corruption training. Over 115,000 employees have completed the training since this update.

Our online training on anti-bribery and corruption covers the Foreign Corrupt Practices Act and UK Bribery Act on issues such as hospitality and gifts, facilitation payments and the use of third-party advisors.

MANAGEMENT AND COMPLIANCE

Our Group Chief Counsel and Head of Sustainability oversees our approach to ethics and compliance. Senior managers in all our companies and our business and supplier partners are asked to sign a copy of the WPP Code of Business Conduct each year to confirm they will comply with its principles.

Breaches or alleged breaches of our Code are investigated by the WPP legal and internal audit teams. Our people can report concerns or suspected cases of misconduct in confidence through our third party-managed Right to Speak facility, overseen by our legal and compliance departments. We relaunched Right to Speak following the appointment of the new CEO in 2018 to ensure all our people are aware of how they can raise concerns. There were 200 reports (2017: 106) made via Right to Speak during 2018, all of which were followed up, investigated where appropriate and reported to the Audit Committee.

ASSOCIATES, AFFILIATES AND ACQUISITIONS

We expect associate companies (those in which we hold a minority stake) and affiliate companies (preferred partners to whom we may refer business) to adopt ethical standards that are consistent with our own.

Our due diligence process for acquisitions and expansion into new markets includes a review of ethical risks including those relating to bribery and corruption, human rights or ethical issues associated with client work.

We identify any specific human rights risks associated with different countries of operation, using sources such as the Transparency International Corruption Index, Human Rights Watch country reports and government guidance.

Acquired businesses must adopt our policies and their people must undertake our ethics training within a month of joining the Company. This is included in the integration plan agreed before the acquisition is finalised and we monitor progress after acquisition.

PUBLIC POLICY

We are involved in public policy activity in two ways. Our public affairs businesses carry out work for clients, including direct lobbying of public officials and influencing public opinion. On occasion, we also engage in the public policy process on issues that affect WPP and our companies.

115,000+

people completed refreshed ethics training in 2018

74 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT

We believe that business can make a valuable contribution to the debate on regulation and government policy. However, to protect the public interest, it is important that business lobbying is conducted with honesty, integrity and transparency.

The majority of our work takes place in the US and the EU, although many clients are multinational businesses.

OUR STANDARDS

Our political activities are governed by our Code of Business Conduct and our Political Activities and Engagement Policy, both available on our website. These commit us to acting ethically in all aspects of our business and to maintaining the highest standards of honesty and integrity. Political activities should be conducted legally, ethically and transparently. All communication should be honest, factual and accurate. Our policies apply to all employees, Directors and entities.

Many of our companies are members of professional organisations and abide by their codes of conduct. Examples include the UK's Association of Professional Political Consultants (APPC), the self-regulatory body for UK public affairs practitioners, and the European Public Affairs Consultancies' Association (EPACA), the representative trade body for public affairs consultancies working with EU institutions.

WPP companies comply with all applicable laws and regulations governing the disclosure of public affairs activities. In the US, this includes the Lobby Disclosure Act and the Foreign Agent Registration Act, which are designed to achieve transparency on client representation and require lobby firms to register the names of clients on whose behalf they contact legislators or executive branch personnel. A number of our companies are listed on the voluntary EU Transparency Register of lobbying activities.

It is WPP's practice that those of its US companies whose sole or primary business is lobbying have representatives of both major political parties among senior management.

We will not undertake work that is intended or designed to mislead. We do not knowingly represent "front groups" (organisations which purport to be independent NGOs but are controlled by another organisation for the purpose of misleading) and seek to ensure we are aware of who the underlying client is before taking on work.

Our Group Chief Counsel and Head of Sustainability has responsibility for development and implementation of our political activity policy and public reporting procedures. Our Chief Talent Officer had overall responsibility for implementation of this policy within our public affairs companies. The CEO and CFO in each country or region are responsible for implementing this policy at the local level.

Any third parties conducting political activities on behalf of WPP or its companies must comply with our Political Activities and Engagement Policy. Third parties should complete the WPP ethics training or equivalent training within their own organisation.

POLITICAL CONTRIBUTIONS

WPP companies are not permitted to make direct cash donations. Other political donations can only be made with the prior written approval of a WPP Executive Director. Donations must be reported to WPP legal before they are made to confirm they comply with this policy and to obtain the necessary approvals.

POLITICAL ACTION COMMITTEES

In countries where it is consistent with applicable law, individuals working at WPP companies may make personal voluntary political contributions directly to candidates for office. Several of our businesses, including Burson Cohn & Wolfe/Prime Policy, Glover Park Group and Hill+Knowlton Strategies, also maintain political action committees (PACs) which accept voluntary donations from their people to support political candidates. In 2017 and 2018, these PACs made disbursements worth $307,948.

LOBBYING AND POLITICAL ADVOCACY

We occasionally contribute to the debate on public policy issues relevant to our business, sometimes operating through our public affairs companies.

We engage in partnerships and advocacy on sustainability issues, for example through the Common Ground initiative in support of the UN Global Goals. Karen Blackett OBE, WPP UK Country Manager and Chairwoman of MediaCom UK & Ireland, is serving as the UK Government's Race at Work Champion, supporting the Race at Work Charter.

Our companies also contribute to public debate in areas where they have expertise and a special interest – our digital and research companies, for example, are involved on privacy and data protection issues.

WPP companies must implement clear procedures for the employment of serving or former politicians. This includes, for example, a six-month "cooling-off" period for people joining WPP from public office or the public sector.

MEMBERSHIP OF TRADE ASSOCIATIONS

We are members of trade associations, industry groups and membership organisations which undertake lobbying activity on behalf of their members. It is important that we select organisations whose priorities and values are aligned with our own and which have robust governance processes. WPP companies must nominate a senior manager with responsibility for managing and overseeing trade association relationships. Memberships are listed in our full Sustainability Report 2018.

WPP ANNUAL REPORT 2018 75

STRATEGIC REPORT SUSTAINABILITY

PRIVACY AND DATA ETHICS

Data – including consumer data – can play an essential role in our work for clients. We have a responsibility to look after this data carefully, to collect data only when needed and with consent where required, and to store and transfer data securely.

Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients.

We focus on building our people's awareness and knowledge so everyone understands and takes responsibility for data privacy and security. We have robust standards and governance processes in place to reduce risks and comply with regulation. We partner with clients, peers and industry organisations to promote best practice.

We reviewed, and where necessary updated, all our policies, processes and training to respond to the EU's General Data Protection Regulation (GDPR), which came into force in 2018, and we are reviewing on an ongoing basis pending global privacy laws such as those which will come into force in Brazil and California.

POLICIES AND GOVERNANCE

In 2018, we launched WPP's Data Privacy and Security Charter to help us communicate our approach to data to our people and our clients. This brings together our Data Code of Conduct, which sets out core principles for responsible data management, with our IT security, privacy and social media policies, and our security standards (which are based on ISO 27001). It also includes our acceptable use, data handling and retention, business continuity, incident response and subject access policies. Many of the policies have been rewritten to make them clearer and more accessible to a wide audience.

Our Group Chief Privacy Officer leads our work on privacy and partners with our companies and security and audit teams to promote privacy best practices. We appointed a Data Protection Officer in 2018 whose role is: to provide practical guidance and support to our agencies on data ethics; ensure that privacy risks are well understood across the business; help us prepare for new data and privacy regulation; and promote best practices.

Privacy leads in our companies oversee the implementation of our policies at a local level. They report progress to the Company via our Group Chief Counsel and Group Chief Privacy Officer. Each of our networks has appointed privacy leads to oversee data practices.

AUDIT AND DUE DILIGENCE

Our Group Chief Privacy Officer and Data Protection Officer are working with our internal audit team to review privacy risks and practices as part of our Company-wide audit programme.

Any supplier who collects, manages or stores employee, consumer or client data on behalf of WPP, our companies and our clients must have the right data security and privacy standards in place. We conduct due diligence on data suppliers and embed privacy requirements in our supplier contracts.

TRAINING AND ENGAGEMENT

Our Safer Data platform provides information, guidance and resources to help our people understand privacy risks and to apply our policies to their work. We have expanded its scope to include additional resources on data privacy and security including guidance on: recognising "phishing" and similar techniques; looking after data valuables; and communicating with clients on WPP's data security and privacy practices.

The platform also includes our GDPR toolkit, which contains guidance notes, model data protection contract clauses, template privacy impact assessment tools, policy templates and other resources, and we will be including additional resources to deal with privacy laws coming into force globally.

We updated our mandatory global online Privacy and Data Security Awareness training in 2018. The updated training has been completed by 111,747 employees. Our team also ran face-to-face training for around 50 of our operating companies covering GDPR compliance and privacy best practices.

We have developed a range of materials to help our companies communicate our approach to clients including during pitches and contract negotiations. Our Chief Privacy Officer also meets with clients to explain our approach and share insights and privacy best practices.

We partner with clients, industry organisations and peer companies on privacy issues. For example, we are working with the Internet Advertising Bureau (IAB) in Europe, contributing to work on their Transparency and Consent Framework which aims to help all parties in the digital advertising chain comply with the increased consent requirements of the GDPR.

DATA HEALTH CHECKER

We use our Data Health Checker to review privacy risks and data security practices in our businesses. This provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. The results showed that the majority of our companies have mitigation measures that match or exceed their level of privacy risk, with the average risk score being 2.16 out of 5, where 5 is the maximum score possible indicating maximum risk. Of those companies surveyed, 80% have a dedicated privacy lead.

111,747

people completed updated online Privacy and Data Security Awareness training in 2018

76 WPP ANNUAL REPORT 2018

SUSTAINABILITY STRATEGIC REPORT

OUR APPROACH TO SUSTAINABILITY

SUSTAINABILITY GOVERNANCE

Paul Richardson, WPP's Group Finance Director, was the Board Director responsible for sustainability in 2018. Andrea Harris, Group Chief Counsel and Head of Sustainability, has operational responsibility for sustainability.

At Board level, the Nomination and Governance Committee has responsibility for sustainability. We have established a Charity Committee to oversee our donations and pro bono work (see page 68).

Environmental, social and governance (ESG) risks are integrated into the Company's assessment of principal risks which are set out in detail from page 78.

EMBEDDING SUSTAINABILITY IN OUR COMPANIES

WPP sets sustainability policy, with every company responsible for implementation. The Company has a clear policy framework through our Code of Business Conduct, Sustainability Policy, Supplier Code of Conduct, Data Code of Conduct and Human Rights Policy Statement and other policies included in the WPP Policy Book. We track progress using our social and environmental key performance indicators.

Our internal sustainability advisors are working to ensure consistent implementation of our standards and ESG risks are included in our programme of internal audits.

STAKEHOLDER ENGAGEMENT

Dialogue with our stakeholders, including our people, clients and investors, provides valuable feedback and insight into sustainability risks and opportunities, for our Company and our clients.

Most stakeholder engagement takes place in the course of doing business. We also carry out more formal research as part of our materiality process. We work with clients on sustainability issues (see page 66). Information on employee engagement is on page 70.

INVESTOR ENGAGEMENT

We engaged with investors, rating agencies and benchmarking organisations on sustainability during 2018 including: Bloomberg Gender-Equality Index; CDP; Ecovadis; Ethibel; Euronext Vigeo Europe; FTSE Russell; Human Rights Campaign Foundation's 2018 Corporate Equality Index; ISS Data Verification; MSCI Research Inc; Sustainalytics; Thomson Reuters D&I index; Trucost; and Workforce Disclosure Initiative (WDI).

We are included in the FTSE4Good Index and participate in the CDP climate benchmark, receiving a rating of A- in 2018 (2017: B).

OUR MATERIALITY PROCESS

Our first formal materiality assessment in 2014 included interviews with clients, investors, NGOs and sustainable business experts as well as senior executives in the centre and our operating companies. Further reviews were conducted in 2016 and 2017, and we plan to update our materiality assessment in light of our new corporate strategy. Our reporting focuses on the issues identified as being of high or medium importance.

ABOUT OUR REPORTING

Data included in this review is for the calendar year 2018 and covers all subsidiaries of the Company. Some key environmental and people data is verified by Bureau Veritas, an independent assurance provider.

NON-FINANCIAL INFORMATION STATEMENT

This section (pages 60-77) provides information required by regulation in relation to:

- Environmental matters
- Our people
- Social matters
- Human rights
- Corruption and bribery

In addition, other related information can be found as follows:

- Business model (page 40)
- Principal risks and how they are managed (pages 78-83)
- Non-financial key performance indicators (page 6)

To find further details, data, our materiality analysis and case studies download our full Sustainability Report 2018.

wpp.com/sustainability

WPP ANNUAL REPORT 2018 77

STRATEGIC REPORT

ASSESSING AND MANAGING OUR RISKS

RISK MANAGEMENT AND INTERNAL CONTROL

The success of our strategic objectives discussed in this report depends to a significant extent on understanding and responding to the risks we face. The Board, assisted by the Audit Committee, has overall responsibility for the system of our internal control and risk management. It has reviewed the design and effectiveness of the system during the year and up to the date of this report and carried out a robust assessment of the principal risks we face. The system of controls described below is designed to manage and mitigate, but may not eliminate, the risks of failure to achieve our strategic objectives and is not an absolute assurance against material misstatement or loss.

CONTROL, CULTURE AND ANTI-BRIBERY AND CORRUPTION

The quality and competence of our people, their integrity, ethics and behaviour and the culture embedded within our businesses are all vital to the maintenance of our system of internal control which is maintained and reviewed in accordance with the UK Corporate Governance Code and FRC guidance on risk management and internal control.

Our Code of Business Conduct, which is regularly reviewed by the Board, sets out the principal obligations of all of our people. Our senior managers are required to sign our Code each year and all employees are required on joining, and at regular intervals, to complete the How We Behave, Anti-Bribery & Corruption and Privacy & Data Security Awareness training courses, which embed all of the principles of the Code in addition to individual training programmes. Our Anti-Bribery & Corruption Policy prohibits any form of bribery across the Group and is supported by the Advisor Payment Policy which restricts the use of advisors and details the due diligence that must be undertaken in the limited cases where advisors may be used. Our gifts and entertainment policy sets limits on values that may be given or received, supported in each company by a gift register. Our Code of Conduct for suppliers replicates these obligations in our supply chain. Our Policy Book includes required practices in many operational, tax, legal and human resource areas.

Breaches of our Code are investigated by our legal and business integrity teams and external advisors where appropriate.

We relaunched our independently operated helpline, Right to Speak, in 2018. We encourage a culture of transparency and integrity and part of this culture is making sure our people and stakeholders have the confidence to speak up and raise concerns if they experience or hear about behaviour which conflicts with the principles stated in our Code. In 2018 we saw an increase in the number of issues raised to us through Right to Speak. There were 200 reports (2017: 106), all of which have been followed through, investigated and disciplinary action taken where appropriate, and the details reported to the Audit Committee.

The Compensation Committee continues to review how the Group's performance rewards support the risk management and internal control systems.

CONTROL ACTIVITIES AND MONITORING

Our policies and procedures are set out and communicated in our Policy Book, internal control bulletins and accounting guidelines. The application of these policies and procedures is monitored within each company and by the internal audit, legal and compliance functions.

Our companies must maintain and update documentation of their internal controls and processes. This documentation incorporates an analysis of business risks, detailed control activities and monitoring, together with IT and financial controls and controls over security of data and the provision of timely and reliable information to management.

The internal audit function was responsible for reviews and testing of the documentation and the relevant controls for a majority of the businesses during 2018 and the results reported to the Audit Committee.

RISK ASSESSMENT

We use a "three lines of defence" model in relation to risk management:

COMPANY REVIEWS

1. Each company undertakes monthly and quarterly procedures and day-to-day management activities to review their operations and business risks, supported by our policies, training and guidance on required internal controls over financial reporting and monitoring controls and reviews within their network.

EXECUTIVE MANAGEMENT REVIEWS

2. The reviews are formally communicated to executive management in monthly reports and quarterly review meetings and, in turn, to the Board. At each Board meeting, the management team presents a business review of each of the operations, including an assessment of the risks in each business, and details of any change in the risk profile since the last Board meeting. The business review includes the possibility of winning or losing major business; succession and the addition or loss of a key employee; regulatory changes; sustainability, including risks relating to marketing ethics, privacy, diversity and employment; political instability; and changes in accounting or corporate governance practice.

INTERNAL AUDIT AND AUDIT COMMITTEE OVERSIGHT

3. The internal audit function, with Audit Committee oversight and external resource as required, provides an independent review of risk management and internal control via internal audits and management of the testing programme for SOX.

78 WPP ANNUAL REPORT 2018

RISK STRATEGIC REPORT

FINANCIAL REPORTING

Each company annually updates a three-year strategic plan, which incorporates financial objectives. These are reviewed by executive management and are agreed with the Chief Executive of the relevant company.

We operate a rigorous procedure for the development of company budgets, which build up the Group's budget. During the final quarter of each financial year, operating companies prepare detailed budgets for the following year for our review. The Group's budget is reviewed by the Board before being adopted formally. Company results are reported monthly and are reviewed locally, regionally and globally by the business groups and by Group management on a consolidated basis and ultimately by the Board. The results are compared to budget and the previous year, with full-year forecasts prepared and updated quarterly throughout the year.

At each year-end, all companies supply their full-year financial results. This information is consolidated to allow the Group to present the necessary disclosures for International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the IASB.

The Disclosure Committee gives further assurance that publicly-released information is free from material omission or misstatement.

RISK REVIEW AND RISK APPETITE

The Audit Committee instigated a review of risk management in 2018 to evolve our enterprise risk management process. Risk Committees are being established at network level during 2019, the first of which has been formed at GroupM, and risk assessments conducted with the aim of ensuring accountability at network level to monitor risk and compliance. Risk appetite statements, drivers and tolerances will be finalised with the Audit Committee during 2019 and new technology implemented for monitoring and tracking risks.

PRINCIPAL RISKS AND UNCERTAINTIES

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and the markets we operate in and strategic decisions taken by the Board as at 31 December 2018 and up to the date of this report and which are described in the table on the following pages.

A risk dashboard and map are discussed regularly by the Audit Committee and bi-annually by the Board.

VIABILITY STATEMENT

RISK ASSESSMENT

ASSESSMENT OF PROSPECTS

An understanding of the Group's business model and strategy is key to understanding its prospects and this has been discussed in detail from page 40.

The Group's business model, transformation programme and diversification across marketing communication services sectors which operate in 112 countries worldwide and with a broad spectrum of clients and suppliers, provide resilience which is relevant to any consideration of prospects and viability.

The Directors assess the Group's prospects on a regular basis through the financial reporting and planning process which is detailed above, the business reviews which take place at each Board meeting, quarterly reviews of our businesses by the executive team and ongoing reviews of the Group's profitability, cash flows and funding requirements. The Board considers the longer-term risks and opportunities for the Group discussed in the strategic report and the potential impact of economic volatility, competition for talent and competition from consulting firms, technological disruption and regulation.

VIABILITY STATEMENT

The Directors' assessment of the Group's viability for the next three years has been made with reference to:

- the Group's current position and prospects;
- the transformation programme detailed in this report;
- the short-term notice periods or assignment nature of many of the client contracts;
- the volatility of global economic conditions and uncertainty for our clients and people created by Brexit;
- the changing competitive landscape;
- the long-term impact of technological disruption;
- the need for simplification of the Group structure and integrated service offering to clients; and
- the Company's ability to achieve the stated dividend policy and cover interest payments on the Group's debt.

This period has been chosen as it aligns with our three-year transformation programme and strategic plan and budgets. Sensitivity analysis has been applied to reflect the potential impact of one or a combination of the principal risks on the Group and consequential contract breach, loss of reputation, client loss and inability to win new business and the impact of revenue loss.

GOING CONCERN

The Directors are required to consider whether it is appropriate to prepare the financial statements on the basis that the Company and the Group are going concerns. As part of its normal business practice, the Group prepares annual and longer-term plans and in reviewing this information and, in particular, the three-year plan and budget, the Directors believe that the Company and the Group have adequate resources for the foreseeable future. Therefore, the Company and the Group continue to adopt the going concern basis in preparing the financial statements.

WPP ANNUAL REPORT 2018 79

STRATEGIC REPORT RISK

PRINCIPAL RISKS	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CLIENTS		
We compete for clients in a highly-competitive and evolving industry which is undergoing structural change. Client loss to competitors or as a consequence of client consolidation or a reduction in marketing budgets due to economic conditions or a shift in client spending may have a material adverse effect on our market share, business, revenues, results of operations, financial condition or prospects. (Increased risk)	The competitive landscape in our industry is constantly evolving and the role of traditional agencies is being challenged. Competitors include multinational advertising and marketing communication groups, regional and national marketing services companies, database marketing information and measurement, social media and professional services and consultants and consulting internet companies. Client contracts can generally be terminated on 90 days' notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure and by loss of reputation and may be limited by clients' policies on conflicts of interest. The global economy continues to be volatile with uncertainties such as those caused by Brexit in the UK and Europe and technological disruption from disintermediators. In the past clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses. The risk of client loss or reduction in marketing budgets has increased.	Three-year transformation plan commenced in December 2018. Emphasis on providing faster, more agile and more effectively integrated solutions for our clients. Continue to simplify our organisational structure such as the creation of VMLY&R and Wunderman Thompson and the disposal of non-core minority holdings. Launch of further Campus co-locations. Embedding data and technology more deeply into our offer to clients. CEO focus on the importance of a positive and inclusive culture across our business to attract and retain talent and clients. Continuous improvement of our creative capability and reputation of our businesses. The development and implementation of senior incentives to align more closely with our strategy and performance. Business review at every Board meeting to identify the potential risk of client loss. Formation of new central team with key appointments including Chief Client Officer, Chief Technology Officer and Chief Operating Officer.
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations. (Increased risk)	A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our 10 largest clients accounted for 14.4% of revenues in the year ended 31 December 2018. Clients can reduce their marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.	Increase flexibility in the cost structure (including incentives, consultants and freelancers). Business review at every Board meeting and regular engagement at executive level with our clients.

KEY

- Increased risk
- No change from last year
- Reduced risk
- New risk in 2018

80 WPP ANNUAL REPORT 2018

RISK STRATEGIC REPORT

PRINCIPAL RISKS	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
CYBER AND DATA SECURITY		
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches. Existing and new data protection laws, GDPR and e-privacy regulation in the EU concerning user privacy, use of personal information, consent and online tracking may restrict some of our activities and increase costs. We are part way through an IT transformation project and rely on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business. During the transformation, we are still reliant on legacy systems which could restrict our ability to change rapidly.	We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects.	We develop principles on privacy and data protection and compliance with local laws. We implemented extensive training ahead of GDPR implementation in 2018 and the roll out of a GDPR toolkit to assist our people to prepare for implementation and will do the same as new legislation is adopted in other markets. A Chief Privacy Officer and Data Protection Officer have been appointed at the Company and Data Protection Officers are in place at a number of our companies. Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security. The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed. The IT transformation project will enhance our data security. In addition, we have established a global internal IT company responsible for providing core IT shared services to our companies and manage external technology providers.
FINANCIAL		
We are subject to credit risk through the default of a client or other counterparty.	We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days. We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts.	Evaluating and monitoring clients' ongoing creditworthiness and in some cases requiring credit insurance or payments in advance. Our treasury position is a recurring agenda item for the Audit Committee and the Board. We are cash generative and working capital management remains a key focus for the Board.

WPP ANNUAL REPORT 2018 81

STRATEGIC REPORT RISK

PRINCIPAL RISKS	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
OPERATIONAL		
Our performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place in relation to media trading. (No change from last year)	Failure to ensure that trading activities are compliant with client obligations could adversely impact client relationships and business volumes.	Transparency and contract compliance are embedded through the networks and reinforced by audits at a WPP and network level. Regular monitoring of key performance indicators for trading are undertaken to identify trends and issues. An authorisation matrix on inventory trading is agreed with the Company and the Audit Committee.
We have commenced a three-year strategic plan to return the business to growth by the end of 2021 which includes the merger of some operations, disposals and the simplification of our structure. (New risk in 2018)	A failure or delay in implementing the transformation plan may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.	Board oversight of the implementation of the transformation plan. Formation of new central team with key appointments including Chief Client Officer, Chief Technology Officer and Chief Operating Officer.
PEOPLE AND SUCCESSION		
Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial and management talent. (No change from last year)	We are highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. We are vulnerable to the loss of personnel to competitors (traditional and emerging) and clients, leading to disruption to the business.	Our incentive plans are structured to provide retention value, for example by paying part of annual incentives in shares that vest two years after grant date. We are working across the businesses to embed collaboration and investing in training and development to retain and attract talented people. The investment in co-located properties is increasing the co-operation across our companies and provides extremely attractive and motivating working environments. Succession planning for the Group Chief Executive, the Group Finance Director and key executives of the Company is undertaken by the Board and Nomination and Governance Committee on a regular basis and a pool of potential internal and external candidates identified in emergency and planned scenarios. Compensation Committee oversight for the Group's incentive plans and compensation.

KEY

- Increased risk
- No change from last year
- Reduced risk
- New risk in 2018

82 WPP ANNUAL REPORT 2018

RISK STRATEGIC REPORT

PRINCIPAL RISKS	POTENTIAL IMPACT	HOW IT IS MANAGED AND REFLECTED IN OUR STRATEGIC PRIORITIES
REGULATORY, SANCTIONS, ANTI-TRUST AND TAXATION		
We may be subject to regulations restricting our activities or effecting changes in taxation.	Changes in local or international tax rules, for example prompted by the OECD's Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), changes arising from the application of existing rules, or new challenges by tax or competition authorities, for example, the European Commission's State Aid investigation into the UK CFC rules, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.	We actively monitor any proposed regulatory or statutory changes and consult with government agencies and regulatory bodies where possible on such proposed changes. Annual briefings to the Audit Committee of significant changes in tax laws and their application and regular briefings to executive management. We engage advisors and legal counsel to obtain opinions on tax legislation and principles.
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which we operate.	We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption could expose us to civil and criminal sanctions.	Online and in-country ethics, anti-bribery, corruption and anti-trust training on a Group-wide basis to raise awareness and seek compliance with our Code of Conduct and the Anti-Bribery & Corruption Policy. Extension of our business integrity internal function to ensure compliance with our codes and policies and remediation of any breaches of policy. Relaunch of the Right to Speak confidential, independently operated helpline for our people and stakeholders to raise any potential breaches of our Code and policies, which are investigated and reported to the Audit Committee on a regular basis. Due diligence on acquisitions and on selecting and appointing suppliers and restrictions on the use of third-party consultants in connection with any client pitches. The establishment during 2019 of Risk Committees across the networks to monitor risk and compliance at the network level and the enhancement of our business integrity function across our markets. Gift and hospitality register and approvals process.
We are subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.	Online training to raise awareness and seek compliance and updates to our companies on any new sanctions. Regular briefings to the Audit Committee and constant monitoring by the WPP legal team with assistance from external advisors of the sanctions regimes.

WPP ANNUAL REPORT 2018 83

FINANCIAL STATEMENTS 120 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS Accounting policies 122 Consolidated ?nancial statements 127 Notes to the consolidated ?nancial statements 132 Company ?nancial statements 158 Notes to the Company ?nancial statements 161 Independent auditor’s report 163 WPP ANNUAL REPORT 2018 121

FINANCIAL STATEMENTS ACCOUNTING POLICIES

ACCOUNTING POLICIES

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2018 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2018.

The Group's financial statements have also been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

BASIS OF CONSOLIDATION

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

NEW IFRS ACCOUNTING PRONOUNCEMENTS

At the date of authorisation of these financial statements, the following Standards, which have not been applied in these financial statements, were in issue but not yet effective:

- IFRS 16 Leases; and
- IFRIC 23 Uncertainty over Income Tax Treatments.

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise a right-of-use asset and related lease liability for the majority of their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its operating leases on the balance sheet.

The Group will adopt IFRS 16 effective 1 January 2019 on a modified retrospective basis and apply the standard retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to retained earnings. Accordingly, prior year financial information will not be restated and will continue to be reported under IAS 17 Leases. The right-of-use asset and lease liability will initially be measured at the present value of the remaining lease payments, with the right-of-use asset being subject to certain adjustments. The estimated right-of-use asset and lease liability recorded on the balance sheet as of 1 January 2019 will be approximately £2.0 billion to £2.5 billion. Depreciation of the right-of-use asset and recognition of interest on the lease liability in the income statement will replace amounts recognised as rent expense under IAS 17, resulting in an estimated increase to operating margin of approximately 0.4 to 0.6 margin points and an estimated decrease to diluted earnings per share of approximately 1.3p to 1.6p.

IFRIC 23 is effective from 1 January 2019. The Group does not consider that this Standard will have a significant impact on the financial statements of the Group.

In the current year, the following Standards and Interpretations became effective:

- IFRS 9 Financial Instruments; and
- IFRS 15 Revenue from Contracts with Customers.

IMPACT OF THE ADOPTION OF IFRS 9 FINANCIAL INSTRUMENTS

The Group has adopted IFRS 9 Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as 'available-for-sale' being designated as fair value through other comprehensive income or fair value through profit or loss. The cumulative movements in fair value taken to equity up to 31 December 2017 for these investments have been transferred from other reserves to retained earnings, resulting in an increase in retained earnings of £407.4 million and a corresponding decrease in other reserves.

Amounts classified as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement have been reclassified to amortised cost under IFRS 9. Further details on reclassification are set out in note 24.

The requirement under IFRS 9 to use an expected loss method of impairment of financial assets did not have a material effect on the Group due to the short-term nature of the Group's trade and other receivables, which are mainly due from large national or multinational companies.

The Group continues to apply the hedge accounting requirements of IAS 39, as permitted by IFRS 9.

Comparatives have not been restated in accordance with the transitional guidance in IFRS 9 and the cumulative impact of adopting the standard on reserves at 1 January 2018 is shown in the consolidated statement of changes in equity.

IMPACT OF THE ADOPTION OF IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in certain aspects of our accounting policies and adjustments to the amounts recognised in the financial statements. In accordance with the transition provisions in IFRS 15, the Group has adopted the new rules retrospectively and has restated comparatives for each prior year presented in the consolidated financial statements.

The new standard establishes a five-step model where consideration received or expected to be received is recognised as revenue when contractual performance obligations are satisfied by transferring control of the relevant goods or services to the customer. Adopting IFRS 15 did not have a significant impact on the timing of the Group's revenue recognition nor on the Group's equity.

However, for certain of our contracts, the adoption of IFRS 15 resulted in a change in our accounting for certain third-party costs. Third-party costs are included in revenue when the Group acts as principal with respect to the services provided to the client and are excluded when the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether the Group controls the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there was an increase in third-party costs included in revenue and costs of services. This change increased revenue and costs of services by the same amount and therefore had no impact on gross profit or operating profit.

The following table summarises the impact of adopting IFRS 15 on the Group's consolidated income statement for the years ended 31 December 2017 and 2016.

	Year ended 31 December 2017			Year ended 31 December 2016		
£ million	As previously reported	IFRS 15 adjustments	As restated	As previously reported	IFRS 15 adjustments	As restated
Revenue	15,265.4	538.8	15,804.2	14,388.9	498.4	14,887.3
Costs of services	(12,090.2)	(538.8)	(12,629.0)	(11,348.1)	(498.4)	(11,846.5)
Gross profit	3,175.2	–	3,175.2	3,040.8	–	3,040.8
Revenue less pass-through costs	13,139.6	30.0	13,169.6	12,397.8	30.8	12,428.6

122 WPP ANNUAL REPORT 2018

ACCOUNTING POLICIES FINANCIAL STATEMENTS

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15. As such, £401.1 million of 'Work in progress' has been reclassified as 'Trade and other receivables' as of 31 December 2017. Other than this reclassification, the impact of the adoption of IFRS 15 on the consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and earnings per share was immaterial.

GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group's commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

- Brand names (with finite lives) – 10–20 years.
- Customer-related intangibles – 3–10 years.
- Other proprietary tools – 3–10 years.
- Other (including capitalised computer software) – 3–5 years.

CONTINGENT CONSIDERATION

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations. Contingent consideration only applies to situations where contingent payments are not dependent on future employment of vendors and any such payments are expensed when they relate to future employment.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

- Freehold buildings – 50 years.
- Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.
- Fixtures, fittings and equipment – 3–10 years.
- Computer equipment – 3–5 years.

INTERESTS IN ASSOCIATES AND JOINT VENTURES

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group's share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group's share of net assets is shown within interests in associates in the consolidated balance sheet. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group's treatment of associates.

OTHER INVESTMENTS

The Group has adopted IFRS 9 Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as 'available-for-sale' being designated as fair value through other comprehensive income or fair value through profit or loss. Further details on reclassifications are set out in note 24. Movements in fair value through profit or loss are recorded in the consolidated income statement within revaluation of financial instruments.

ACCRUED AND DEFERRED INCOME

Accrued income is a contract asset and is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables when the right to consideration is unconditional and billed per the terms of the contractual agreement.

In certain cases, payments are received from customers prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third party expenses that are incurred shortly after billing.

TRADE RECEIVABLES AND WORK IN PROGRESS

Trade receivables are stated net of provisions for bad and doubtful debts. The Group has adopted IFRS 9 Financial Instruments from 1 January 2018 which requires an expected loss method of impairment of financial assets to be used. The implementation of this did not have a material impact on the Group.

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9. Therefore the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss. The Group measures expected credit losses based on the ageing of the receivable, based on the Group's historical experience and informed credit assessment. The Group considers a loss allowance to be required for 50% of all invoices aged 180 days to 1 year and 100% of all invoices aged over 1 year, with adjustments where there is specific information to indicate that recoverability of the balance is likely. Further credit losses are recognised where the Group has information that indicates it is unlikely to recover balances in full.

Further details on provisions for bad and doubtful debts are provided in note 16.

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

WPP ANNUAL REPORT 2018 123

FINANCIAL STATEMENTS ACCOUNTING POLICIES FOREIGN CURRENCY AND INTEREST RATE HEDGING DEBT The Group’s policy on interest rate and foreign exchange rate management Interest-bearing debt is recorded at the proceeds received, net of direct sets out the instruments and methods available to hedge interest and currency issue costs. risk exposures and the control procedures in place to ensure effectiveness. BORROWING COSTS The Group uses derivative financial instruments to reduce exposure to foreign Finance costs of borrowing are recognised in the consolidated income exchange risk and interest rate movements. The Group does not hold or issue statement over the term of those borrowings. derivative financial instruments for speculative purposes. REVENUE RECOGNITION Derivatives are initially recognised at fair value at the date a derivative The Group is a leading worldwide creative transformation organisation offering contract is entered into and are subsequently remeasured to their fair value at national and multinational clients a comprehensive range of communications, each balance sheet date. The resulting gain or loss is recognised in profit or experience, commerce and technology services. Contracts often involve loss immediately unless the derivative is designated and effective as a hedging multiple agencies offering different services in different countries. As such, the instrument, in which event the timing of the recognition in profit or loss terms of local, regional and global contracts can vary to meet client needs and depends on the nature of the hedge relationship. regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days At the inception of the hedge relationship the entity documents the notice. The Group is generally entitled to payment for work performed to date. relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge The Group is generally paid in arrears for its services. Invoices are typically transactions. Furthermore, at the inception of the hedge and on an ongoing payable within 30 to 60 days. Revenue comprises commissions and fees earned basis, the Group documents whether the hedging instrument that is used in in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade a hedging relationship is highly effective in offsetting changes in fair values discounts. Pass-through costs comprise fees paid to external suppliers when or cash flows of the hedged item. they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Costs to Note 24 contains details of the fair values of the derivative instruments used for obtain a contract are typically expensed as incurred as the contracts are hedging purposes. generally short-term in nature. Changes in the fair value of derivatives that are designated and qualify as In most instances, promised services in a contract are not considered distinct or fair value hedges are recorded in profit or loss immediately, together with represent a series of services that are substantially the same with the same any changes in the fair value of the hedged item that is attributable to the pattern of transfer to the customer and, as such, are accounted for as a single hedged risk. performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and The effective portion of changes in the fair value of derivatives that are are accounted for as separate performance obligations, revenue is allocated to designated and qualify as cash flow or net investment hedges is recognised in each of the performance obligations based on relative standalone selling prices. other comprehensive income and deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts Revenue is recognised when a performance obligation is satisfied, in deferred in equity are recycled in profit or loss in the periods when the accordance with the terms of the contractual arrangement. Typically hedged item is recognised in profit or loss. However, when the forecast performance obligations are satisfied over time as services are rendered. transaction that is hedged results in the recognition of a non-financial asset or Revenue recognised over time is based on the proportion of the level of service a non-financial liability, the gains and losses previously deferred in equity are performed. Either an input method or an output method, depending on the transferred from equity and included in the initial measurement of the cost of particular arrangement, is used to measure progress for each performance the asset or liability. obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work Hedge accounting is discontinued when the hedging instrument expires or is performed under these arrangements is labour. There is normally a direct sold, terminated, or exercised, or no longer qualifies for hedge accounting. At relationship between costs incurred and the proportion of the contract that time, any cumulative gain or loss on the hedging instrument recognised in performed to date. In other circumstances relevant output measures, such as equity is retained in equity until the forecast transaction occurs. If a hedged the achievement of any project milestones stipulated in the contract, are used transaction is no longer expected to occur, the net cumulative gain or loss to assess proportional performance. recognised in equity is transferred to net profit or loss for the period. For our retainer arrangements, we have a stand ready obligation to perform Derivatives embedded in other financial instruments or other host contracts services on an ongoing basis over the life of the contract. The scope of these are treated as separate derivatives when their risks and characteristics are not arrangements are broad and generally are not reconcilable to another input or closely related to those of host contracts and the host contracts are not output criteria. In these instances, revenue is recognised using a time-based carried at fair value with unrealised gains or losses reported in the method resulting in straight-line revenue recognition. consolidated income statement. The amount of revenue recognised depends on whether we act as an agent or LIABILITIES IN RESPECT OF OPTION AGREEMENTS as a principal. Certain arrangements with our clients are such that our Option agreements that allow the Group’s equity partners to require the responsibility is to arrange for a third party to provide a specified good or Group to purchase a non-controlling interest are treated as derivatives over service to the client. In these cases we are acting as an agent as we do not equity instruments and are recorded in the consolidated balance sheet initially control the relevant good or service before it is transferred to the client. When at the present value of the redemption amount in accordance with IAS 32 we act as an agent, the revenue recorded is the net amount retained. Costs Financial Instruments: Presentation and subsequently measured at fair value in incurred with external suppliers (such as production costs and media suppliers) accordance with IFRS 9 Financial Instruments. The movement in the fair value are excluded from revenue and recorded as work in progress until billed. is recognised as income or expense within revaluation of financial instruments in the consolidated income statement. The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as in-house production DERECOGNITION OF FINANCIAL LIABILITIES services, events, data investment management and branding), the revenue In accordance with IFRS 9 Financial Instruments, a financial liability of the recorded is the gross amount billed. Billings related to out-of-pocket costs such Group is only released to the consolidated income statement when the as travel are also recognised at the gross amount billed with a corresponding underlying legal obligation is extinguished. amount recorded as an expense. 124 WPP ANNUAL REPORT 2018

ACCOUNTING POLICIES FINANCIAL STATEMENTS Further details on revenue recognition are detailed by sector below: is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted ADVERTISING AND MEDIA INVESTMENT MANAGEMENT by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated Revenue is typically derived from media placements and advertising services. income statement, except when it relates to items charged or credited to other Revenue may consist of various arrangements involving commissions, fees, comprehensive income or directly to equity, in which case the deferred tax is incentive-based revenue or a combination of the three, as agreed upon with also dealt with in other comprehensive income or equity. Deferred tax assets are each client. Revenue for commissions on purchased media is typically recognised to the extent that it is probable that taxable profits will be available recognised at the point in time the media is run. against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such The Group receives volume rebates from certain suppliers for transactions assets and liabilities are not recognised if the temporary difference arises from entered into on behalf of clients that, based on the terms of the relevant the initial recognition of goodwill or other assets and liabilities (other than in a contracts and local law, are either remitted to clients or retained by the Group. business combination) in a transaction that affects neither the taxable profit nor If amounts are passed on to clients they are recorded as liabilities until settled the accounting profit. or, if retained by the Group, are recorded as revenue when earned. The carrying amount of deferred tax assets is reviewed at each balance sheet Variable incentive-based revenue typically comprises both quantitative and date and reduced to the extent that it is no longer probable that sufficient qualitative elements. Incentive compensation is estimated using the most taxable profits will be available to allow all or part of the asset to be recovered. likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue Deferred tax liabilities are recognised for taxable temporary differences arising recognised. The Group recognises incentive revenue as the related on investments in subsidiaries and associates, and interests in joint ventures, performance obligation is satisfied. except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse DATA INVESTMENT MANAGEMENT in the foreseeable future. Revenue for market research services is typically recognised over time based on input measures. For certain performance obligations, output measures such Deferred tax assets and liabilities are offset when there is a legally enforceable as the percentage of interviews completed, percentage of reports delivered right to set off current tax assets against current tax liabilities and when they to a client and the achievement of any project milestones stipulated in the relate to income taxes levied by the same taxation authority and the Group contract are used to measure progress. intends to settle its current tax assets and liabilities on a net basis. While most of the studies provided in connection with the Group’s market Deferred tax is calculated at the tax rates that are expected to apply in the research contracts are undertaken in response to an individual client’s or period when the liability is settled or the asset is realised based on enacted group of clients’ specifications, in certain instances a study may be developed or substantively enacted legislation. as an off-the-shelf product offering sold to a broad client base. For these RETIREMENT BENEFIT COSTS transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on The Group accounts for retirement benefit costs in accordance with IAS 19 a subscription basis, revenue is recognised over the subscription period, Employee Benefits. typically on a straight-line basis. For defined contribution plans, contributions are charged to the consolidated PUBLIC RELATIONS & PUBLIC AFFAIRS AND BRAND CONSULTING, income statement as payable in respect of the accounting period. HEALTH & WELLNESS AND SPECIALIST COMMUNICATIONS Revenue for these services is typically derived from retainer fees and fees for For defined benefit plans the amounts charged to operating profit are the services to be performed subject to specific agreement. Most revenue under current service costs, past service costs, administrative expenses and gains these arrangements is earned over time, in accordance with the terms of the and losses on settlements and curtailments. They are included as part of staff contractual arrangement. costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. Net interest TAXATION expense is calculated by applying the discount rate to the recognised overall Corporate taxes are payable on taxable profits at current rates. The tax expense surplus or deficit in the plan. represents the sum of the tax currently payable and deferred tax. Actuarial gains and losses are recognised immediately in the consolidated The Group is subject to corporate taxes in a number of different jurisdictions and statement of comprehensive income. judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Where defined benefit plans are funded, the assets of the plan are held Group recognises liabilities for anticipated taxes based on the best information separately from those of the Group, in separate independently managed available and where the anticipated liability is both probable and estimable, funds. Pension plan assets are measured at fair value and liabilities are liabilities are classified as current. Any interest and penalties accrued are measured on an actuarial basis using the projected unit method and included in corporate income taxes both in the consolidated income statement discounted at a rate equivalent to the current rate of return on a high-quality and balance sheet. Where the final outcome of such matters differs from the corporate bond of equivalent currency and term to the plan liabilities. The amount recorded, any differences may impact the income tax and deferred tax actuarial valuations are obtained at least triennially and are updated at each provisions in the period in which the final determination is made. balance sheet date. The tax laws that apply to the Group’s subsidiaries may be amended by the Recognition of a surplus in a defined benefit plan is limited based on the relevant tax authorities. Such potential amendments are regularly monitored economic gain the Company is expected to benefit from in the future by and adjustments are made to the Group’s tax liabilities and deferred tax assets means of a refund or reduction in future contributions to the plan, in and liabilities where necessary. accordance with IAS 19. The tax currently payable is based on taxable profit for the year. Taxable profit PROVISIONS FOR LIABILITIES AND CHARGES differs from net profit as reported in the consolidated income statement Provisions comprise liabilities where there is uncertainty about the timing of because it excludes items of income or expense that are taxable or deductible in settlement, but where a reliable estimate can be made of the amount. These other years and it further excludes items that are never taxable or deductible. include provisions for vacant space, sub-let losses and other property-related The Group’s liability for current tax is calculated using tax rates that have been liabilities. Also included are other provisions, such as certain long-term enacted or substantively enacted by the balance sheet date. employee benefits and legal claims, where the likelihood of settlement is considered probable. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and WPP ANNUAL REPORT 2018 125

FINANCIAL STATEMENTS ACCOUNTING POLICIES FINANCE LEASES Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred. OPERATING LEASES Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis. TRANSLATION OF FOREIGN CURRENCIES Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise. The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. HYPERINFLATION IN ARGENTINA During 2018, Argentina was designated as a hyperinflationary economy and the financial statements of the Group’s subsidiaries in Argentina have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. This resulted in an increase in goodwill of £105.8 million and an increase in other intangibles of £19.5 million. The impact on other non-monetary assets and liabilities and the impact on the Group’s income statement in the year were immaterial. SHARE-BASED PAYMENTS The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 21 and 25. The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTY IN APPLYING ACCOUNTING POLICIES Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group’s accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements. The most significant areas of estimation uncertainty include: – Goodwill: The discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins, discount rates and working capital requirements. Further details of the methodology, discount rates, long-term growth rates and estimates used in relation to the goodwill impairment on VMLY&R in 2018 are set out in note 12. – Payments due to vendors (earnout agreements) and liabilities in respect of put options: Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnouts and put options. Further details on growth rates and discount rates and the sensitivity to these estimates are set out in note 24. – Provision for post-employment benefits: Estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors. Details of the assumptions used and the sensitivity of the benefit obligation to these assumptions are set out in note 22. The most significant areas of judgements include: – Revenue recognition: Judgement is required regarding the timing of recognition, particularly in relation to media volume income with regards to whether it is required to be passed back to the client and in assessing progress on performance obligations where revenue is recognised over time, particularly in the Group’s Data Investment Management business. Further details are set out in the accounting policy. – Taxation: Judgement is required in relation to the level of provisions required and the amount of taxes that will be due, particularly given the many countries in which the Group operates. Where the final tax outcome is different from the amounts recorded then such differences may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which would affect the future tax charge. Further details are set out in note 7. DIRECTORS’ RESPONSIBILITY STATEMENT We confirm that to the best of our knowledge: – the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and – the Strategic report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face. The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. Mark Read Paul Richardson Chief Executive Officer Group Finance Director 10 April 2019 126 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2018

	Notes	2018 £m	2017[2] £m	2016[2] £m	2018[3] $m	2017[2,3] $m	2016[2,3] $m
Billings[1]		**55,798.3**	55,585.4	55,278.0	**74,352.7**	71,753.8	74,484.0
Revenue	2	**15,602.4**	15,804.2	14,887.3	**20,795.4**	20,399.7	20,053.6
Costs of services	3	**(12,663.5)**	(12,629.0)	(11,846.5)	**(16,902.5)**	(16,278.1)	(15,997.3)
Gross profit		**2,938.9**	3,175.2	3,040.8	**3,892.9**	4,121.6	4,056.3
General and administrative costs	3	**(1,507.5)**	(1,267.0)	(977.7)	**(1,979.6)**	(1,634.7)	(1,355.2)
Operating profit		**1,431.4**	1,908.2	2,063.1	**1,913.3**	2,486.9	2,701.1
Share of results of associates	4	**43.5**	113.5	49.8	**56.4**	147.4	65.3
Profit before interest and taxation		**1,474.9**	2,021.7	2,112.9	**1,969.7**	2,634.3	2,766.4
Finance income	6	**104.8**	95.2	80.4	**141.0**	122.8	109.6
Finance costs	6	**(289.3)**	(269.8)	(254.5)	**(386.9)**	(347.6)	(344.1)
Revaluation of financial instruments	6	**172.9**	262.2	(48.3)	**224.4**	346.4	(71.4)
Profit before taxation		**1,463.3**	2,109.3	1,890.5	**1,948.2**	2,755.9	2,460.5
Taxation	7	**(323.9)**	(197.0)	(388.9)	**(427.9)**	(249.1)	(516.7)
Profit for the year		**1,139.4**	1,912.3	1,501.6	**1,520.3**	2,506.8	1,943.8
Attributable to:							
Equity holders of the parent		**1,062.9**	1,816.6	1,400.1	**1,418.7**	2,382.4	1,808.7
Non-controlling interests		**76.5**	95.7	101.5	**101.6**	124.4	135.1
		1,139.4	1,912.3	1,501.6	**1,520.3**	2,506.8	1,943.8
Revenue less pass-through costs	2, 29	**12,826.6**	13,169.6	12,428.6	**17,094.9**	16,997.0	16,731.7
Headline PBIT	29	**2,047.3**	2,267.1	2,160.3	**2,701.5**	2,953.4	2,864.6
Headline PBIT margin[4]	2, 29	**16.0%**	17.2%	17.4%	**15.8%**	17.4%	17.1%
Headline PBT	29	**1,862.8**	2,092.5	1,986.2	**2,455.6**	2,728.6	2,630.1
Earnings per share							
Basic earnings per ordinary share	9	**85.2p**	144.0p	109.6p	**113.7¢**	188.9¢	141.5¢
Diluted earnings per ordinary share	9	**84.3p**	142.4p	108.0p	**112.5¢**	186.7¢	139.6¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

1 Billings is defined on page 178.

2 Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

3 The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.3351 to the pound sterling for the year 2018 (2017: US$1.2887, 2016: US$1.3547).

4 Previously referred to as revenue less pass-through costs margin.

WPP ANNUAL REPORT 2018

127

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2018

	2018 £m	2017 £m	2016 £m
Profit for the year	1,139.4	1,912.3	1,501.6
Items that may be reclassified subsequently to profit or loss:			
Exchange adjustments on foreign currency net investments	78.9	(465.2)	1,378.0
Gain/(loss) on revaluation of available for sale investments	–	32.1	(93.1)
	78.9	(433.1)	1,284.9
Items that will not be reclassified subsequently to profit or loss:			
Actuarial gain/(loss) on defined benefit pension plans	8.9	17.0	(15.9)
Deferred tax on defined benefit pension plans	(0.7)	(24.6)	(0.4)
Movements on equity investments held at fair value through other comprehensive income	(247.9)	–	–
	(239.7)	(7.6)	(16.3)
Other comprehensive (loss)/income for the year	(160.8)	(440.7)	1,268.6
Total comprehensive income for the year	978.6	1,471.6	2,770.2
Attributable to:			
Equity holders of the parent	893.1	1,395.6	2,600.6
Non-controlling interests	85.5	76.0	169.6
	978.6	1,471.6	2,770.2

Note
The accompanying notes form an integral part of this consolidated statement of comprehensive income.

128 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2018

	Notes	2018 £m	2017 £m	2016 £m
Net cash inflow from operating activities	11	**1,693.8**	1,408.1	1,773.8
Investing activities				
Acquisitions	11	**(298.8)**	(477.5)	(719.3)
Proceeds on disposal of investments and subsidiaries	11	**849.0**	296.0	80.5
Purchases of property, plant and equipment		**(314.8)**	(288.9)	(252.1)
Purchases of other intangible assets (including capitalised computer software)		**(60.4)**	(37.3)	(33.0)
Proceeds on disposal of property, plant and equipment		**9.5**	8.0	7.7
Net cash inflow/(outflow) from investing activities		**184.5**	(499.7)	(916.2)
Financing activities				
Share option proceeds		**1.2**	6.4	27.2
Cash consideration for non-controlling interests	11	**(109.9)**	(47.3)	(58.3)
Share repurchases and buy-backs	11	**(207.1)**	(504.2)	(427.4)
Net (decrease)/increase in borrowings	11	**(440.6)**	599.6	(22.5)
Financing and share issue costs		**(3.8)**	(0.8)	(6.4)
Equity dividends paid		**(747.4)**	(751.5)	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings		**(106.2)**	(87.8)	(89.6)
Net cash outflow from financing activities		**(1,613.8)**	(785.6)	(1,193.5)
Net increase/(decrease) in cash and cash equivalents		**264.5**	122.8	(335.9)
Translation of cash and cash equivalents		**(61.5)**	(27.2)	291.9
Cash and cash equivalents at beginning of year		**1,998.2**	1,902.6	1,946.6
Cash and cash equivalents at end of year	11	**2,201.2**	1,998.2	1,902.6
Reconciliation of net cash flow to movement in net debt:				
Net increase/(decrease) in cash and cash equivalents		**264.5**	122.8	(335.9)
Cash outflow/(inflow) from decrease/(increase) in debt financing		**444.4**	(598.8)	28.9
Debt acquired		**–**	–	(144.4)
Other movements		**(1.4)**	(1.9)	(2.3)
Translation differences		**(241.1)**	125.3	(466.0)
Movement of net debt in the year		**466.4**	(352.6)	(919.7)
Net debt at beginning of year		**(4,483.1)**	(4,130.5)	(3,210.8)
Net debt at end of year	10	**(4,016.7)**	(4,483.1)	(4,130.5)

Note
The accompanying notes form an integral part of this consolidated cash flow statement.

WPP ANNUAL REPORT 2018

129

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2018

	Notes	2018 £m	2017 £m[1]
Non-current assets			
Intangible assets:			
Goodwill	12	**13,202.8**	12,952.9
Other	12	**1,842.0**	2,018.4
Property, plant and equipment	13	**1,083.0**	979.5
Interests in associates and joint ventures	14	**796.8**	1,065.2
Other investments	14	**666.7**	1,153.5
Deferred tax assets	15	**153.0**	160.3
Trade and other receivables	16	**180.0**	176.2
		17,924.3	18,506.0
Current assets			
Corporate income tax recoverable		**198.7**	234.7
Trade and other receivables	16	**13,101.5**	12,530.7
Cash and short-term deposits		**2,643.2**	2,391.4
		15,943.4	15,156.8
Current liabilities			
Trade and other payables	17	**(15,038.4)**	(14,241.1)
Corporate income tax payable		**(545.9)**	(649.3)
Bank overdrafts, bonds and bank loans	19	**(1,025.1)**	(624.1)
		(16,609.4)	(15,514.5)
Net current liabilities		**(666.0)**	(357.7)
Total assets less current liabilities		**17,258.3**	18,148.3
Non-current liabilities			
Bonds and bank loans	19	**(5,634.8)**	(6,250.4)
Trade and other payables	18	**(841.4)**	(992.8)
Deferred tax liabilities	15	**(479.5)**	(513.7)
Provision for post-employment benefits	22	**(184.3)**	(206.3)
Provisions for liabilities and charges	20	**(311.7)**	(229.0)
		(7,451.7)	(8,192.2)
Net assets		**9,806.6**	9,956.1
Equity			
Called-up share capital	25	**133.3**	133.3
Share premium account		**569.7**	568.5
Other reserves	26	**393.5**	761.7
Own shares		**(1,255.7)**	(1,171.1)
Retained earnings		**9,541.4**	9,194.9
Equity shareholders' funds		**9,382.2**	9,487.3
Non-controlling interests		**424.4**	468.8
Total equity		**9,806.6**	9,956.1

Notes
The accompanying notes form an integral part of this consolidated balance sheet.
[1] Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

The financial statements were approved by the Board of Directors and authorised for issue on 10 April 2019.

Signed on behalf of the Board:



Mark Read
Chief Executive Officer



Paul Richardson
Group Finance Director

130 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2018

	Called-up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings[2] £m	Total equity share owners' funds £m	Non-controlling interests £m	Total £m
Restated balance at 1 January 2017	**133.2**	**562.2**	**1,185.2**	**(962.0)**	**8,400.0**	**9,318.6**	**443.1**	**9,761.7**
Ordinary shares issued	0.1	6.3	–	–	–	6.4	–	6.4
Treasury share additions	–	–	–	(289.6)	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	112.2	(112.2)	–	–	–
Profit for the year	–	–	–	–	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	–	–	(445.5)	–	–	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	–	–	32.1	–	–	32.1	–	32.1
Actuarial gain on defined benefit pension plans	–	–	–	–	17.0	17.0	–	17.0
Deferred tax on defined benefit pension plans	–	–	–	–	(24.6)	(24.6)	–	(24.6)
Other comprehensive loss	–	–	(413.4)	–	(7.6)	(421.0)	(19.7)	(440.7)
Dividends paid	–	–	–	–	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	105.0	105.0	–	105.0
Tax adjustment on share-based payments	–	–	–	–	3.0	3.0	–	3.0
Net movement in own shares held by ESOP Trusts	–	–	–	(31.7)	(182.9)	(214.6)	–	(214.6)
Recognition/remeasurement of financial instruments	–	–	(10.1)	–	(11.7)	(21.8)	–	(21.8)
Acquisition of subsidiaries[3]	–	–	–	–	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	**133.3**	**568.5**	**761.7**	**(1,171.1)**	**9,194.9**	**9,487.3**	**468.8**	**9,956.1**
Accounting policy change (IFRS 9)[4]	–	–	(407.4)	–	407.4	–	–	–
Revised balance at 1 January 2018	**133.3**	**568.5**	**354.3**	**(1,171.1)**	**9,602.3**	**9,487.3**	**468.8**	**9,956.1**
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Treasury share additions	–	–	–	(104.3)	–	(104.3)	–	(104.3)
Treasury share allocations	–	–	–	1.5	(1.5)	–	–	–
Profit for the year	–	–	–	–	1,062.9	1,062.9	76.5	1,139.4
Exchange adjustments on foreign currency net investments	–	–	69.9	–	–	69.9	9.0	78.9
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(247.9)	(247.9)	–	(247.9)
Actuarial gain on defined benefit pension plans	–	–	–	–	8.9	8.9	–	8.9
Deferred tax on defined benefit pension plans	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Other comprehensive income/(loss)	–	–	69.9	–	(239.7)	(169.8)	9.0	(160.8)
Dividends paid	–	–	–	–	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	–	–	–	–	84.8	84.8	–	84.8
Tax adjustment on share-based payments	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Net movement in own shares held by ESOP Trusts	–	–	–	18.2	(121.0)	(102.8)	–	(102.8)
Recognition/remeasurement of financial instruments	–	–	(30.7)	–	10.3	(20.4)	–	(20.4)
Acquisition of subsidiaries[3]	–	–	–	–	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	**133.3**	**569.7**	**393.5**	**(1,255.7)**	**9,541.4**	**9,382.2**	**424.4**	**9,806.6**

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1] Other reserves are analysed in note 26.

[2] Retained earnings have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

[3] Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[4] The impact of the adoption of IFRS 9 Financial Instruments from 1 January 2018 is described in the accounting policies.

WPP ANNUAL REPORT 2018

131

FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2018

1. GENERAL INFORMATION

WPP plc is a company incorporated in Jersey. The address of the registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group's operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. SEGMENT INFORMATION

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group's revenue is from contracts with customers.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications. This last reportable segment includes direct, interactive and ecommerce.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Chief Executive Officer. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group's financial statements. In assessing the Group's reportable segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Reportable segments

Reported contributions were as follows:

Income statement	Revenue[1,2] £m	Revenue less pass-through costs[2,3] £m	Headline PBIT[4] £m	Headline PBIT margin[2,3]
2018				
Advertising and Media Investment Management	**7,132.4**	**5,529.7**	**972.4**	**17.6%**
Data Investment Management	**2,582.5**	**1,965.4**	**301.1**	**15.3%**
Public Relations & Public Affairs	**1,210.7**	**1,136.3**	**183.7**	**16.2%**
Brand Consulting, Health & Wellness and Specialist Communications	**4,676.8**	**4,195.2**	**590.1**	**14.1%**
	15,602.4	**12,826.6**	**2,047.3**	**16.0%**
2017				
Advertising and Media Investment Management	7,368.7	5,889.3	1,109.0	18.8%
Data Investment Management	2,703.4	2,052.1	350.3	17.1%
Public Relations & Public Affairs	1,204.0	1,140.6	183.2	16.1%
Brand Consulting, Health & Wellness and Specialist Communications	4,528.1	4,087.6	624.6	15.3%
	15,804.2	13,169.6	2,267.1	17.2%
2016				
Advertising and Media Investment Management	6,709.4	5,450.9	1,027.2	18.8%
Data Investment Management	2,672.4	1,994.0	351.5	17.6%
Public Relations & Public Affairs	1,130.6	1,078.5	179.8	16.7%
Brand Consulting, Health & Wellness and Specialist Communications	4,374.9	3,905.2	601.8	15.4%
	14,887.3	12,428.6	2,160.3	17.4%

Notes

1 Intersegment sales have not been separately disclosed as they are not material.

2 Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

3 Revenue less pass-through costs and headline PBIT margin are defined in note 29. Headline PBIT margin was previously referred to as revenue less pass-through costs margin.

4 A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 29. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

132 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment £m	Share of results of associates £m	Interests in associates and joint ventures £m
2018						
Advertising and Media Investment Management	**41.9**	**190.8**	**111.8**	**148.0**	**16.6**	**203.4**
Data Investment Management	**12.8**	**68.9**	**56.6**	**0.9**	**12.5**	**113.1**
Public Relations & Public Affairs	**8.3**	**13.4**	**13.8**	**–**	**5.2**	**39.5**
Brand Consulting, Health & Wellness and Specialist Communications	**21.8**	**102.1**	**81.6**	**35.0**	**9.2**	**440.8**
	84.8	**375.2**	**263.8**	**183.9**	**43.5**	**796.8**
2017						
Advertising and Media Investment Management	57.0	171.3	108.8	19.5	27.0	193.1
Data Investment Management	14.4	58.8	59.9	–	15.3	106.3
Public Relations & Public Affairs	8.6	10.6	12.2	7.6	6.3	34.2
Brand Consulting, Health & Wellness and Specialist Communications	25.0	85.5	86.1	–	64.9	731.6
	105.0	326.2	267.0	27.1	113.5	1,065.2
2016						
Advertising and Media Investment Management	60.7	126.2	105.4	20.9	8.3	285.6
Data Investment Management	13.0	61.5	60.9	–	13.2	109.4
Public Relations & Public Affairs	7.5	10.3	11.6	–	3.2	108.1
Brand Consulting, Health & Wellness and Specialist Communications	25.3	87.1	81.5	6.1	25.1	566.3
	106.5	285.1	259.4	27.0	49.8	1,069.4

Notes

[1] Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

[2] Depreciation of property, plant and equipment and amortisation of other intangible assets.

WPP ANNUAL REPORT 2018 133

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Contributions by geographical area were as follows: 2018 20172 20162 £m £m £m Revenue1 North America3 5,371.0 5,659.2 5,400.9 UK 2,189.4 2,133.4 1,970.7 Western Continental Europe 3,335.3 3,230.6 3,008.5 Africa Asia Paci?c, & Middle Latin East America, and Central & Eastern Europe 4,706.7 4,781.0 4,507.2 15,602.4 15,804.2 14,887.3 Revenue less pass-through costs4 North America3 4,474.2 4,793.9 4,598.4 UK 1,691.3 1,688.0 1,590.2 Western Continental Europe 2,735.4 2,630.6 2,438.3 Africa Asia Paci?c, & Middle Latin East America, and Central & Eastern Europe 3,925.7 4,057.1 3,801.7 12,826.6 13,169.6 12,428.6 Headline PBIT4 North America3 804.0 937.4 895.4 UK 244.6 280.0 261.4 Western Continental Europe 372.7 376.0 351.7 Africa Asia Paci?c, & Middle Latin East America, and Central & Eastern Europe 626.0 673.7 651.8 2,047.3 2,267.1 2,160.3 Margin Margin2 Margin2 Headline PBIT margin4 North America 18.0% 19.6% 19.5% UK 14.5% 16.6% 16.4% Western Continental Europe 13.6% 14.3% 14.4% Africa Asia Paci?c, & Middle Latin East America, and Central & Eastern Europe 15.9% 16.6% 17.1% 16.0% 17.2% 17.4% Notes 1 Intersegment sales have not been separately disclosed as they are not material. 2 Prior year ?gures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies. 3 North America includes the US with revenue of £5,074.1 million (2017: £5,336.3 million, 2016: £5,107.2 million), revenue less pass-through costs of £4,236.7 million (2017: £4,535.3 million, 2016: £4,359.7 million) and headline PBIT of £761.6 million (2017: £890.3 million, 2016: £849.4 million). 4 Revenue less pass-through costs, headline PBIT and headline PBIT margin are de?ned in note 29. Headline PBIT margin was previously referred to as revenue less pass-through costs margin. 2018 2017 £m £m Non-current assets1 North America2 7,269.7 7,667.5 UK 2,079.2 2,098.2 Western Continental Europe 4,385.6 4,542.1 Middle Asia Paci?c, East and Latin Central America, & Eastern Africa & Europe 4,028.4 4,035.8 17,762.9 18,343.6 Notes 1 Non-current assets excluding ?nancial instruments and deferred tax. 2 North America includes the US with non-current assets of £6,791.9 million (2017: £7,202.7 million). 3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS 2018 20171 20161 £m £m £m Costs of services 12,663.5 12,629.0 11,846.5 General and administrative costs 1,507.5 1,267.0 977.7 14,171.0 13,896.0 12,824.2 Costs of services and general and administrative costs include: 2018 20171 20161 £m £m £m Staff costs (note 5) 8,172.6 8,319.0 7,784.9 Establishment costs 871.7 888.6 836.5 Media pass-through costs 1,458.0 1,429.4 1,276.2 Data collection pass-through costs 609.2 646.4 669.8 Other costs of services and general and administrative costs2 3,059.5 2,612.6 2,256.8 14,171.0 13,896.0 12,824.2 Other costs of services and general and administrative costs include: Goodwill impairment (note 12) 183.9 27.1 27.0 Investment write-downs 2.0 95.9 86.1 Restructuring and transformation costs 302.3 56.8 27.4 Amortisation intangible assets and (note impairment 12) of acquired 280.0 195.1 168.4 Amortisation 12) of other intangible assets (note 38.7 36.3 38.6 Depreciation and equipment of property, plant 225.1 230.7 215.2 Losses and equipment on sale of property, plant 0.6 1.1 0.8 Gains and subsidiaries on disposal of investments (235.5) (129.0) (44.3) interests (Gains)/losses arising on from remeasurement a change in scope of equity of ownership (2.0) 0.3 (232.4) Net foreign exchange (gains)/losses (13.2) 12.9 (17.0) Notes 1 Prior year ?gures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies. 2 Other costs of services and general and administrative costs include £708.6 million (2017: £558.8 million, 2016: £512.7 million) of other pass-through costs. In 2018, operating profit includes credits totalling £29.9 million (2017: £44.8 million, 2016: £26.3 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2017. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 27. The goodwill impairment charge of £183.9 million (2017: £27.1 million, 2016: £27.0 million) primarily relates to a charge of £148.0 million on VMLY&R, with the remaining £35.9 million relating to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £95.9 million in 2017 (2016: £86.1 million) include £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment. In 2018, restructuring and transformation costs of £302.3 million comprise £210.3 million of restructuring costs and £92.0 million transformation costs with respect to strategic initiatives such as co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £234.0 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations, as outlined in the investor day on 11 December 2018. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets 134 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

and simplify operational structures. Further restructuring and transformation costs will be incurred in 2019, 2020 and 2021. The remaining £68.3 million primarily relates to restructuring costs recorded in the first half and transformation costs in relation to the continuing global IT transformation programme.

In 2017, restructuring and transformation costs of £56.8 million (2016: £27.4 million) predominantly comprise £33.7 million (2016: £nil) of severance costs arising from a structural assessment of certain of the Group's operations, primarily in the mature markets; and £12.8 million (2016: £27.4 million) of costs resulting from the project to transform and rationalise the Group's IT services and infrastructure including costs relating to the cyber attack in June 2017.

Gains on disposal of investments and subsidiaries of £235.5 million in 2018 (2017: £129.0 million, 2016: £44.3 million) include £185.3 million gains on the disposal of the Group's interest in Globant S.A. Gains in 2017 include £92.3 million on the sale of the Group's equity interest in Asatsu-DK Inc following its acquisition by Bain Capital.

In 2016, gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million primarily comprise gains in relation to the reclassification of the Group's interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period.

Auditors' remuneration:

	2018 £m	2017 £m	2016 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	**1.4**	1.4	1.4
The audit of the Company's subsidiaries pursuant to legislation	**21.7**	20.7	19.4
Other services pursuant to legislation	**4.2**	4.0	3.7
Fees payable to the auditors pursuant to legislation	**27.3**	26.1	24.5
Tax advisory services	**-**	0.1	1.6
Tax compliance services	**0.1**	0.1	1.3
Corporate finance services	**-**	-	0.1
Other services[1]	**4.7**	4.6	5.7
Total non-audit fees	**4.8**	4.8	8.7
Total fees	**32.1**	30.9	33.2

Note

[1] Other services include audits for earnout purposes.

	2018 £m	2017 £m	2016 £m
Operating lease rentals:			
Land and buildings	**585.3**	586.6	556.1
Sublease income	**(25.4)**	(17.9)	(11.6)
	559.9	568.7	544.5
Plant and machinery	**10.6**	11.9	10.6
	570.5	580.6	555.1

MINIMUM COMMITTED ANNUAL RENTALS

Amounts payable in 2019 under leases will be as follows:

	Plant and machinery			Land and buildings		
	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
In respect of operating leases which expire:						
– within one year	3.6	5.1	4.0	70.2	88.6	85.1
– within two to five years	19.2	10.8	10.5	272.7	236.2	287.9
– after five years	0.4	0.1	-	246.3	207.8	187.0
	23.2	16.0	14.5	589.2	532.6	560.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2018 are as follows:

	Minimum gross rental payments £m	Less lease-related costs[1] £m	Minimum net rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December					
2019	612.4	(54.2)	558.2	(11.5)	546.7
2020	475.0	(51.0)	424.0	(6.4)	417.6
2021	415.3	(47.3)	368.0	(4.9)	363.1
2022	362.4	(44.8)	317.6	(4.3)	313.3
2023	323.4	(43.1)	280.3	(3.1)	277.2
Later years	2,074.1	(362.5)	1,711.6	(1.3)	1,710.3
	4,262.6	(602.9)	3,659.7	(31.5)	3,628.2

Note

[1] Lease-related costs include real estate taxes, insurance costs and operating costs embedded in the rental payments to the landlord.

4. SHARE OF RESULTS OF ASSOCIATES

Share of results of associates include:

	2018 £m	2017 £m	2016 £m
Share of profit before interest and taxation	**123.8**	145.1	97.1
Share of exceptional (losses)/gains	**(41.7)**	0.8	(15.2)
Share of interest and non-controlling interests	**(9.7)**	(7.8)	(4.7)
Share of taxation	**(28.9)**	(24.6)	(27.4)
	43.5	113.5	49.8

5. OUR PEOPLE

Our staff numbers averaged 133,903 for the year ended 31 December 2018 against 134,428 in 2017 and 132,657 in 2016. Their geographical distribution was as follows:

	2018	2017	2016
North America	**25,990**	27,399	27,246
UK	**14,331**	14,197	14,070
Western Continental Europe	**26,825**	25,700	24,996
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**66,757**	67,132	66,345
	133,903	134,428	132,657

Their reportable segment distribution was as follows:

	2018	2017	2016
Advertising and Media Investment Management	**55,421**	56,789	55,120
Data Investment Management	**28,309**	28,629	29,279
Public Relations & Public Affairs	**9,048**	9,082	9,054
Brand Consulting, Health & Wellness and Specialist Communications	**41,125**	39,928	39,204
	133,903	134,428	132,657

At the end of 2018, staff numbers were 134,281 (2017: 134,413, 2016: 134,341).

Staff costs include:

	2018 £m	2017 £m	2016 £m
Wages and salaries	**5,710.0**	5,832.3	5,395.6
Cash-based incentive plans	**240.7**	219.2	260.2
Share-based incentive plans (note 21)	**84.8**	105.0	106.5
Social security costs	**717.5**	720.3	658.1
Pension costs (note 22)	**191.2**	192.0	178.1
Severance	**37.5**	39.5	34.5
Other staff costs[1]	**1,190.9**	1,210.7	1,151.9
	8,172.6	8,319.0	7,784.9
Staff cost to revenue less pass-through costs[2] ratio	**63.7%**	63.2%	62.6%

Notes

[1] Freelance and temporary staff costs are included in other staff costs.

[2] Revenue less pass-through costs is defined in note 29.

Included above are charges of £2.0 million (2017: £12.3 million, 2016: £15.5 million) for share-based incentive plans in respect of key management personnel (who comprise the Directors of the Group). Further details of compensation for key management personnel are disclosed on pages 104-119.

WPP ANNUAL REPORT 2018 135

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. FINANCE INCOME, FINANCE COSTS AND REVALUATION OF FINANCIAL INSTRUMENTS

Finance income includes:

	2018 £m	2017 £m	2016 £m
Income from equity investments	**15.4**	16.8	12.5
Interest income	**89.4**	78.4	67.9
	104.8	95.2	80.4

Finance costs include:

	2018 £m	2017 £m	2016 £m
Net interest expense on pension plans (note 22)	**4.4**	6.3	6.7
Interest on other long-term employee benefits	**4.0**	3.9	2.7
Interest expense and similar charges[1]	**280.9**	259.6	245.1
	289.3	269.8	254.5

Revaluation of financial instruments include:

	2018 £m	2017 £m	2016 £m
Movements in fair value of treasury instruments	**(12.4)**	1.1	(19.5)
Revaluation of investments held at fair value through profit or loss	**68.2**	–	–
Revaluation of put options over non-controlling interests	**34.5**	52.5	(17.2)
Revaluation of payments due to vendors (earnout agreements)	**82.6**	208.6	(11.6)
	172.9	262.2	(48.3)

Note

1 Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

The majority of the Group's long-term debt is represented by $2,784 million of US dollar bonds at an average interest rate of 4.46%, €3,700 million of Eurobonds at an average interest rate of 1.64% and £600 million of Sterling bonds at an average interest rate of 4.04%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of $125 million at an average interest rate of 0.96% (2017: $715 million at an average interest rate of 0.78%).

Average borrowings under the Australian dollar Revolving Credit Facilities, amounted to A$439 million at an average rate of 3.27% (2017: A$412 million at an average rate of 3.24%).

Average borrowings under the US Commercial Paper Programme for 2018 amounted to $540 million at an average interest rate of 2.28% inclusive of margin (2017: $860 million at an average interest rate of 1.47% inclusive of margin).

7. TAXATION

The tax rate on reported profit before tax was 22.1% (2017: 9.3%, 2016: 20.6%). The headline tax rate was 22.5% (2017: 22.0%, 2016: 21.0%). The cash tax rate on headline PBT was 20.6% (2017: 20.3%, 2016: 20.9%).

On 22 December 2017, The Tax Cuts and Jobs Act was enacted in the US which reduced the federal tax rate from 35% to 21% from 1 January 2018. As a result, deferred tax assets and liabilities were remeasured at the end of 2017, leading to a non-cash credit to the income statement of £234.1 million, partially offset by a one-time deemed repatriation tax charge related to unremitted foreign earnings of £28.1 million, payable over eight years. The impact of US tax reform has been excluded from the headline tax charge.

The tax charge comprises:

	2018 £m	2017 £m	2016 £m
Corporation tax			
Current year	**481.9**	523.4	569.4
Prior years	**(111.8)**	(98.6)	(80.3)
	370.1	424.8	489.1
Deferred tax			
Current year	**(49.0)**	(235.2)	(88.0)
Prior years	**2.8**	7.4	(12.2)
	(46.2)	(227.8)	(100.2)
Tax charge	**323.9**	197.0	388.9

The corporation tax credit for prior years in 2018, 2017 and 2016, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2018 £m	2017 £m	2016 £m
Profit before taxation	**1,463.3**	2,109.3	1,890.5
Tax at the corporation tax rate of 19.0%[1]	**278.0**	406.0	378.1
Tax effect of share of results of associates	**(8.3)**	(21.8)	(10.0)
Irrecoverable withholding taxes	**55.9**	37.0	36.3
Items that are not deductible/(taxable) in determining taxable profit	**28.7**	(3.9)	9.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	**90.2**	140.3	60.4
US Transition Tax related to unremitted foreign earnings	**(7.3)**	28.1	–
Effect of change in US tax rate on deferred tax balances	**–**	(234.1)	–
Origination and reversal of unrecognised temporary differences	**7.5**	(17.2)	(4.3)
Tax losses not recognised or utilised in the year	**22.3**	32.5	52.2
Utilisation of tax losses not previously recognised	**(25.6)**	(10.4)	(11.3)
Recognition of temporary differences not previously recognised	**(8.4)**	(68.3)	(29.4)
Net release of prior year provisions in relation to acquired businesses	**(20.4)**	(15.0)	(23.3)
Other prior year adjustments	**(88.7)**	(76.2)	(69.2)
Tax charge	**323.9**	197.0	388.9
Effective tax rate on profit before tax	**22.1%**	9.3%	20.6%

Note

1 The Parent Company of the Group is tax resident in the UK. As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19% (2017: 19.25%, 2016: 20%).

The headline tax charge excludes the impact of items that are excluded from headline PBT and excludes the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items as these will only reverse in the event of future disposals of those assets, in which case any accounting gain or loss would be excluded from headline profits. The impact of the Tax Cuts and Jobs Act has also been excluded from the headline tax charge.

136 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

The calculation of the headline tax rate is as follows:

	2018 £m	2017 £m	2016 £m
Headline PBT[1]	**1,862.8**	2,092.5	1,986.2
Tax charge	**323.9**	197.0	388.9
Tax (charge)/credit relating to gains on disposal of investments and subsidiaries	**(0.8)**	2.1	(1.1)
Tax credit/(charge) relating to restructuring and transformation costs	**52.3**	10.0	(3.0)
Deferred tax relating to gains on disposal of investments and subsidiaries	**(0.7)**	0.2	3.2
Net tax impact of US tax reform	**14.3**	206.0	-
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	**30.1**	45.0	29.2
Headline tax charge	**419.1**	460.3	417.2
Headline tax rate	**22.5%**	22.0%	21.0%

Note

[1] Headline PBT is defined in note 29.

FACTORS AFFECTING THE TAX CHARGE IN FUTURE YEARS

Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Factors that may affect the Group's future tax charge include the levels and mix of profits in the many countries in which we operate, the prevailing tax rates in each of those countries and also the foreign exchange rates that apply to those profits. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, future planning, and the ability to use brought forward tax losses. Furthermore, changes in local or international tax rules, for example prompted by the OECD's Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, for example, the European Commission's state aid investigation into Group Financing Exemption in the UK CFC rules announced in October 2017, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

The Group has a number of open tax returns and various ongoing tax audits worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when the audits are concluded. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

TAX RISK MANAGEMENT

We maintain constructive engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision-making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group's tax position.

8. ORDINARY DIVIDENDS

Amounts recognised as distributions to equity holders in the year:

	2018	2017	2016	2018	2017	2016
Per share	Pence per share			£m	£m	£m
2017 Final dividend	**37.30p**	37.05p	28.78p	**464.6**	467.2	368.5
2018 Interim dividend	**22.70p**	22.70p	19.55p	**282.8**	284.3	248.0
	60.00p	59.75p	48.33p	**747.4**	751.5	616.5

	2018	2017	2016	2018	2017	2016
Per ADR[1]	Cents per ADR			$m	$m	$m
2017 Final dividend	**240.34¢**	250.96¢	219.99¢	**598.7**	632.9	563.4
2018 Interim dividend	**151.53¢**	146.27¢	132.42¢	**377.6**	366.4	335.9
	391.87¢	397.23¢	352.41¢	**976.3**	999.3	899.3

Proposed final dividend for the year ended 31 December 2018:

	2018	2017	2016
Per share	Pence per share		
Final dividend	**37.30p**	37.30p	37.05p

	2018	2017	2016
Per ADR[1]	Cents per ADR		
Final dividend	**249.00¢**	240.34¢	250.96¢

Note

[1] These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 127. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

The payment of dividends will not have any tax consequences for the Group.

9. EARNINGS PER SHARE

BASIC EPS

The calculation of basic reported and headline EPS is as follows:

	2018	2017	2016
Reported earnings[1] (£m)	**1,062.9**	1,816.6	1,400.1
Headline earnings (£m) (note 29)	**1,362.5**	1,536.5	1,467.5
Average shares used in basic EPS calculation (m)	**1,247.8**	1,261.1	1,277.8
Reported EPS	**85.2p**	144.0p	109.6p
Headline EPS	**109.2p**	121.8p	114.8p

Note

[1] Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

DILUTED EPS

The calculation of diluted reported and headline EPS is as follows:

	2018	2017	2016
Diluted reported earnings (£m)	**1,062.9**	1,816.6	1,400.1
Diluted headline earnings (£m)	**1,362.5**	1,536.5	1,467.5
Average shares used in diluted EPS calculation (m)	**1,261.2**	1,275.8	1,296.0
Diluted reported EPS	**84.3p**	142.4p	108.0p
Diluted headline EPS	**108.0p**	120.4p	113.2p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. At 31 December 2018, options to purchase 16.9 million ordinary shares (2017: 8.2 million, 2016: 8.4 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group's shares and, therefore, their inclusion would have been accretive.

WPP ANNUAL REPORT 2018 137

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2018 m	2017 m	2016 m
Average shares used in basic EPS calculation	**1,247.8**	1,261.1	1,277.8
Dilutive share options outstanding	**1.6**	1.8	2.4
Other potentially issuable shares	**11.8**	12.9	15.8
Shares used in diluted EPS calculation	**1,261.2**	1,275.8	1,296.0

At 31 December 2018 there were 1,332,678,227 (2017: 1,332,511,552, 2016: 1,331,880,730) ordinary shares in issue.

10. SOURCES OF FINANCE

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt	
	2018 £m	2017 £m	2018 £m	2017 £m
Analysis of changes in financing				
Beginning of year	**701.8**	695.4	**6,481.3**	6,033.1
Ordinary shares issued	**1.2**	6.4	–	–
Net (decrease)/increase in drawings on bank loans and corporate bonds	–	–	**(440.6)**	599.6
Amortisation of financing costs included in debt	–	–	**7.7**	8.0
Other movements	–	–	**(10.1)**	(6.9)
Exchange adjustments	–	–	**179.6**	(152.5)
End of year	**703.0**	701.8	**6,217.9**	6,481.3

Note
The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

SHARES

At 31 December 2018, the Company's share base was entirely composed of ordinary equity share capital and share premium of £703.0 million (2017: £701.8 million), further details of which are disclosed in note 25.

DEBT

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $272 million of 5.125% bonds due September 2042 and $450 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €600 million of 0.75% bonds due November 2019, €750 million of 3% bonds due November 2023, €750 million of 2.25% bonds due September 2026, €600 million of 1.625% bonds due March 2030 and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.32% due May 2020.

In March 2018, the Group issued €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.45% due March 2022 and €500 million of 1.375% bonds due March 2025.

Sterling bonds The Group has in issue £200 million of 6.375% bonds due November 2020 and £400 million of 2.875% bonds due September 2046. On 27 March 2019, the Group repaid the £200 million of 6.375% bonds due in 2020 following a tender offer.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2021. On 15 March 2019, the Group refinanced the facility and extended the term of the $2.5 billion five-year revolving credit facility to March 2024. The Group's borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $125 million in 2018. The Group has a A$150 million Revolving Credit Facility due June 2019 and a A$370 million Revolving Credit Facility due June 2021. The Group's borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$439 million in 2018. The Group had available undrawn committed credit facilities of £2,074.7 million at 31 December 2018 (2017: £1,163.8 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group. Borrowings under the A$150 million Revolving Credit Facility and the A$370 million Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ.

US COMMERCIAL PAPER PROGRAMME

The Group operates a commercial paper programme using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2018 was $540.0 million. There was no US Commercial Paper outstanding at 31 December 2018.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2018 £m	2017 £m
Within one year	**(748.4)**	(391.7)
Between one and two years	**(596.8)**	(896.3)
Between two and three years	**(937.1)**	(584.3)
Between three and four years	**(742.5)**	(1,537.8)
Between four and five years	**(786.8)**	(487.9)
Over five years	**(4,199.7)**	(4,519.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	**(8,011.3)**	(8,417.1)
Short-term overdrafts – within one year	**(442.0)**	(393.2)
Future anticipated cash flows	**(8,453.3)**	(8,810.3)
Effect of discounting/financing rates	**1,793.4**	1,935.8
Debt financing	**(6,659.9)**	(6,874.5)
Cash and short-term deposits	**2,643.2**	2,391.4
Net debt	**(4,016.7)**	(4,483.1)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2018 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,154.8	4.58	n/a	181
	– floating	1,029.6	n/a	LIBOR	n/a
£	– fixed	1,044.1	3.43	n/a	232
€	– fixed	2,425.9	1.99	n/a	75
	– floating	449.2	n/a	EURIBOR	n/a
Other		114.3	n/a	n/a	n/a
		6,217.9			

2017 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,146.1	4.62%	n/a	199
	– floating	1,760.9	n/a	LIBOR	n/a
£	– fixed	600.0	4.04%	n/a	245
€	– fixed	2,623.9	1.85%	n/a	80
	– floating	222.2	n/a	EURIBOR	n/a
Other		128.2	n/a	n/a	n/a
		6,481.3			

Note
[1] Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

The following table is an analysis of future anticipated cash flows in relation to the Group's financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps:

	Financial liabilities		Financial assets	
2018	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	229.3	221.9	124.6	120.6
Between one and two years	50.0	45.3	11.8	6.5
Between two and three years	688.4	685.3	11.5	6.4
Between three and four years	408.5	406.6	11.6	6.5
Between four and five years	–	–	11.6	6.6
Over five years	–	–	461.4	498.2
	1,376.2	**1,359.1**	**632.5**	**644.8**

138 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

	Financial liabilities		Financial assets	
2017	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	97.8	96.7	123.7	128.8
Between one and two years	21.4	20.1	38.6	38.8
Between two and three years	20.5	18.8	39.5	38.6
Between three and four years	20.7	18.6	851.7	851.0
Between four and five years	523.5	521.1	–	–
Over five years	–	–	–	–
	683.9	675.3	1,053.5	1,057.2

11. ANALYSIS OF CASH FLOWS

The following tables analyse the items included within the main cash flow headings on page 129.

Net cash from operating activities:

	2018 £m	2017 £m	2016 £m
Profit for the year	1,139.4	1,912.3	1,501.6
Taxation	323.9	197.0	388.9
Revaluation of financial instruments	(172.9)	(262.2)	48.3
Finance costs	289.3	269.8	254.5
Finance income	(104.8)	(95.2)	(80.4)
Share of results of associates	(43.5)	(113.5)	(49.8)
Operating profit	1,431.4	1,908.2	2,063.1
Adjustments for:			
Non-cash share-based incentive plans (including share options)	84.8	105.0	106.5
Depreciation of property, plant and equipment	225.1	230.7	220.8
Impairment of goodwill	183.9	27.1	27.0
Amortisation and impairment of acquired intangible assets	280.0	195.1	168.4
Amortisation of other intangible assets	38.7	36.3	38.6
Investment write-downs	2.0	95.9	86.1
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3	(232.4)
Losses on sale of property, plant and equipment	0.6	1.1	0.8
Operating cash flow before movements in working capital and provisions	2,009.0	2,470.7	2,434.6
Increase in trade receivables and accrued income	(298.9)	(90.4)	(70.4)
Increase/(decrease) in trade payables and deferred income	500.9	(170.8)	188.7
(Increase)/decrease in other receivables	(52.9)	(110.6)	77.4
Decrease in other payables – short-term	(31.8)	(122.8)	(303.7)
Increase in other payables – long-term	0.4	20.1	4.5
Increase/(decrease) in provisions	48.0	(57.3)	(47.8)
Cash generated by operations	2,174.7	1,938.9	2,283.3
Corporation and overseas tax paid	(383.6)	(424.7)	(414.2)
Interest and similar charges paid	(252.8)	(246.6)	(242.1)
Interest received	90.4	76.9	73.9
Investment income	15.4	16.8	12.5
Dividends from associates	49.7	46.8	60.4
Net cash inflow from operating activities	1,693.8	1,408.1	1,773.8

Acquisitions and disposals:

	2018 £m	2017 £m	2016 £m
Initial cash consideration	(126.7)	(214.8)	(424.1)
Cash and cash equivalents acquired (net)[1]	(3.8)	28.9	57.3
Earnout payments	(120.2)	(199.1)	(92.3)
Purchase of other investments (including associates)	(48.1)	(92.5)	(260.2)
Acquisitions	(298.8)	(477.5)	(719.3)
Proceeds on disposal of investments and subsidiaries[2]	849.0	296.0	80.5
Acquisitions and disposals	550.2	(181.5)	(638.8)
Cash consideration for non-controlling interests	(109.9)	(47.3)	(58.3)
Net cash inflow/(outflow)	440.3	(228.8)	(697.1)

Notes

[1] In 2018, cash and cash equivalents acquired comprises £11.3 million from acquisitions offset by £15.1 million from disposals.

[2] Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buy-backs:

	2018 £m	2017 £m	2016 £m
Purchase of own shares by ESOP Trusts	(102.8)	(214.6)	(152.9)
Shares purchased into treasury	(104.3)	(289.6)	(274.5)
Net cash outflow	(207.1)	(504.2)	(427.4)

Net (decrease)/increase in borrowings:

	2018 £m	2017 £m	2016 £m
(Decrease)/increase in drawings on bank loans	(819.3)	785.6	(30.4)
Proceeds from issue of €250 million bonds	218.8	214.0	–
Proceeds from issue of €500 million bonds	438.0	–	–
Repayment of €252 million bonds	(220.0)	–	–
Partial repayment of $300 million bonds	(20.8)	–	–
Partial repayment of $500 million bonds	(37.3)	–	–
Repayment of £400 million bonds	–	(400.0)	–
Proceeds from issue of £400 million bonds	–	–	400.0
Repayment of €498 million bonds	–	–	(392.1)
Net cash (outflow)/inflow	(440.6)	599.6	(22.5)

Cash and cash equivalents:

	2018 £m	2017 £m	2016 £m
Cash at bank and in hand	2,010.8	2,049.6	2,256.2
Short-term bank deposits	632.4	341.8	180.7
Overdrafts[1]	(442.0)	(393.2)	(534.3)
	2,201.2	1,998.2	1,902.6

Note

[1] Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

WPP ANNUAL REPORT 2018 139

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INTANGIBLE ASSETS

GOODWILL

The movements in 2018 and 2017 were as follows:

	£m
Cost:	
1 January 2017	13,939.4
Additions[1]	301.0
Revision of earnout estimates	(60.7)
Exchange adjustments	(504.4)
31 December 2017	13,675.3
Additions[1]	154.4
Revision of earnout estimates	(68.3)
Exchange adjustments	368.1
31 December 2018	**14,129.5**
Accumulated impairment losses and write-downs:	
1 January 2017	725.1
Impairment losses for the year	27.1
Exchange adjustments	(29.8)
31 December 2017	722.4
Impairment losses for the year	183.9
Exchange adjustments	20.4
31 December 2018	**926.7**
Net book value:	
31 December 2018	**13,202.8**
31 December 2017	12,952.9
1 January 2017	13,214.3

Note

[1] Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December are:

	2018 £m	2017 £m
GroupM	**2,942.9**	2,906.7
Kantar	**2,522.9**	2,518.2
Wunderman	**1,581.2**	1,514.5
VMLY&R	**930.4**	1,091.8
Other	**5,225.4**	4,921.7
Total goodwill	**13,202.8**	12,952.9

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

OTHER INTANGIBLE ASSETS

The movements in 2018 and 2017 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:				
1 January 2017	1,141.3	2,535.5	404.1	4,080.9
Additions	–	–	37.3	37.3
Disposals	–	–	(15.8)	(15.8)
New acquisitions	–	79.0	0.8	79.8
Other movements[1]	–	6.4	7.2	13.6
Exchange adjustments	(60.0)	(73.1)	(22.1)	(155.2)
31 December 2017	1,081.3	2,547.8	411.5	4,040.6
Additions	–	–	60.4	60.4
Disposals	–	(0.9)	(37.3)	(38.2)
New acquisitions	–	40.3	–	40.3
Other movements[1]	–	2.9	(7.4)	(4.5)
Exchange adjustments	51.5	19.9	10.1	81.5
31 December 2018	**1,132.8**	**2,610.0**	**437.3**	**4,180.1**
Amortisation and impairment:				
1 January 2017	–	1,563.0	300.6	1,863.6
Charge for the year	–	189.4	36.3	225.7
Disposals	–	–	(14.9)	(14.9)
Other movements	–	–	2.5	2.5
Exchange adjustments	–	(33.7)	(21.0)	(54.7)
31 December 2017	–	1,718.7	303.5	2,022.2
Charge for the year	–	275.8	38.7	314.5
Disposals	–	(0.7)	(27.3)	(28.0)
Other movements	–	–	(1.9)	(1.9)
Exchange adjustments	–	21.4	9.9	31.3
31 December 2018	**–**	**2,015.2**	**322.9**	**2,338.1**
Net book value:				
31 December 2018	**1,132.8**	**594.8**	**114.4**	**1,842.0**
31 December 2017	1,081.3	829.1	108.0	2,018.4
1 January 2017	1,141.3	972.5	103.5	2,217.3

Note

[1] Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Brands with an indefinite life are carried at historical cost in accordance with the Group's accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2018 include brand names of £361.2 million (2017: £445.6 million), customer-related intangibles of £220.6 million (2017: £360.9 million), and other assets (including proprietary tools) of £13.0 million (2017: £22.6 million).

The total amortisation and impairment of acquired intangible assets of £280.0 million (2017: £195.1 million) includes an impairment charge of £126.1 million (2017: £6.0 million) comprising £58.6 million in regard to certain brand names that are no longer in use and £67.5 million in regard to customer relationships where the underlying clients have been lost. £70.6 million of the impairment charge relates to the Advertising and Media Investment Management segment, £38.2 million relates to the Data Investment Management segment, and £17.3 million relates to the Brand Consulting, Health & Wellness and Specialist Communications segment. In addition, the total amortisation and impairment of acquired intangible assets includes £4.2 million (2017: £5.7 million) in relation to associates.

In accordance with the Group's accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

140 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

The impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the net present value of future cash flows, using a pre-tax discount rate of 9.0% (2017: 8.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2017: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £183.9 million (2017: £27.1 million) primarily relates to a charge of £148.0 million on VMLY&R, driven by challenges in the advertising businesses in the Advertising and Media Investment Management segment. The recoverable amount for the VMLY&R cash-generating unit is £1,327.3 million. It is based on a value in use calculation, assuming a pre-tax discount rate of 8.7% specific to VMLY&R. A pre-tax discount rate of 8.5% was used in the prior year. The cash-generating unit includes goodwill, intangible assets, and other assets. The remaining £35.9 million relates to a number of under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

The VMLY&R impairment review is sensitive to changes in the assumptions used, most notably to changes in the discount rate, terminal growth rate and terminal margin. A summary of the movements in the impairment charge from a change in these assumptions is as follows:

- 0.1% movement in the discount rate would increase or decrease the impairment charge by £23 million;
- 0.1% movement in the terminal growth rate would increase or decrease the impairment charge by £19 million; and
- 0.1% movement in terminal margin would increase or decrease the impairment charge by £8 million.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs to sell and value in use.

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group's impairment testing are those relating to revenue growth and operating margin. The key assumptions take account of the businesses' expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the unit's historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. For the 2018 impairment review, certain assets previously aggregated with the VMLY&R cash-generating unit have been realigned to other cash-generating units as part of the overall effort to simplify operations and become more client-centric. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group's financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to a significant impairment, except for VMLY&R as discussed above. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

13. PROPERTY, PLANT AND EQUIPMENT

The movements in 2018 and 2017 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:						
1 January 2017	37.1	126.4	1,012.5	402.6	743.4	2,322.0
Additions	–	4.3	165.0	31.7	87.9	288.9
New acquisitions	–	–	2.0	2.4	1.1	5.5
Disposals	–	(1.2)	(46.1)	(40.7)	(54.6)	(142.6)
Exchange adjustments	–	(10.7)	(51.6)	(18.8)	(74.8)	(155.9)
31 December 2017	37.1	118.8	1,081.8	377.2	703.0	2,317.9
Additions	–	17.7	161.4	49.9	85.8	314.8
New acquisitions	–	0.1	0.9	1.2	0.9	3.1
Disposals	–	–	(83.5)	(62.9)	(109.3)	(255.7)
Exchange adjustments	–	(1.1)	41.8	9.9	10.0	60.6
31 December 2018	**37.1**	**135.5**	**1,202.4**	**375.3**	**690.4**	**2,440.7**
Depreciation:						
1 January 2017	–	25.2	509.8	240.0	578.3	1,353.3
Charge for the year	–	6.9	86.7	47.0	90.1	230.7
Disposals	–	(1.9)	(42.6)	(35.9)	(54.4)	(134.8)
Exchange adjustments	–	(1.7)	(27.8)	(14.2)	(67.1)	(110.8)
31 December 2017	–	28.5	526.1	236.9	546.9	1,338.4
Charge for the year	–	3.1	91.5	44.4	86.1	225.1
Disposals	–	–	(74.6)	(58.0)	(107.9)	(240.5)
Exchange adjustments	–	(4.5)	24.3	6.4	8.5	34.7
31 December 2018	**–**	**27.1**	**567.3**	**229.7**	**533.6**	**1,357.7**
Net book value:						
31 December 2018	**37.1**	**108.4**	**635.1**	**145.6**	**156.8**	**1,083.0**
31 December 2017	37.1	90.3	555.7	140.3	156.1	979.5
1 January 2017	37.1	101.2	502.7	162.6	165.1	968.7

At 31 December 2018, capital commitments contracted, but not provided for in respect of property, plant and equipment were £28.4 million (2017: £137.2 million).

WPP ANNUAL REPORT 2018 141

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. INTERESTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

The movements in 2018 and 2017 were as follows:

	Interests in associates and joint ventures £m	Other investments £m
1 January 2017	1,069.4	1,310.3
Additions	34.5	67.7
Share of results of associate undertakings (note 4)	113.5	-
Dividends	(46.8)	-
Other movements	3.4	-
Reclassification from other investments to associates	57.1	(57.1)
Exchange adjustments	(10.6)	(106.1)
Disposals	(139.1)	(1.7)
Reclassification to subsidiaries	(6.3)	-
Revaluation of other investments	-	32.1
Amortisation of other intangible assets	(5.7)	-
Write-downs	(4.2)	(91.7)
31 December 2017	1,065.2	1,153.5
Additions	16.7	35.0
Share of results of associate undertakings (note 4)	43.5	-
Dividends	(49.7)	-
Other movements	1.2	-
Reclassification from other investments to associates	0.3	(0.3)
Exchange adjustments	12.9	-
Disposals	(304.0)	(341.7)
Reclassification to subsidiaries	16.9	-
Revaluation of other investments through profit or loss	-	68.1
Revaluation of other investments through other comprehensive income	-	(247.9)
Amortisation of other intangible assets	(4.2)	-
Write-downs	(2.0)	-
31 December 2018	**796.8**	**666.7**

The investments included above as 'other investments' represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources.

The carrying values of the Group's associates and joint ventures are reviewed for impairment in accordance with the Group's accounting policies.

The Group's principal associates and joint ventures at 31 December 2018 included:

	% owned	Country of incorporation
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Chime Communications Ltd	24.9	UK
CVSC Sofres Media Co Limited	40.0	China
Dat Viet VAC Media Corporation	30.0	Vietnam
GIIR Inc	30.0	Korea
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Imagina	22.5	Spain
Marktest Investimentos SGPS S.A.	40.0	Portugal
Nanjing Yindu Ogilvy Advertising Co. Ltd	49.0	China
Richard Attias and Associates[1]	49.0	USA
Smollan Holdings (Pty) Ltd	24.8	South Africa

Note

[1] The Group sold its shareholding in Richard Attias and Associates in January 2019.

The market value of the Group's shares in its principal listed associate undertakings at 31 December 2018 was as follows: GIIR Inc: £26.3 million, and High Co SA: £30.3 million (2017: GIIR Inc: £35.4 million and High Co SA: £33.3 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group's consolidated balance sheet at 31 December 2018 was as follows: GIIR Inc: £46.8 million and High Co SA: £37.1 million (2017: GIIR Inc: £41.6 million and High Co SA: £34.5 million).

Where the market value of the Group's listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group's investments in its principal associate undertakings are represented by ordinary shares.

SUMMARISED FINANCIAL INFORMATION

The following tables present a summary of the aggregate financial performance and net asset position of the Group's associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2018.

	2018 £m	2017 £m	2016 £m
Income statement			
Revenue	**3,685.8**	3,800.8	2,254.5
Operating profit	**378.4**	440.4	308.3
Profit before taxation	**194.7**	381.9	237.2
Profit for the year	**118.1**	312.5	156.7

	2018 £m	2017 £m	2016 £m
Balance sheet			
Assets	**2,940.9**	3,192.9	4,223.1
Liabilities	**(1,570.6)**	(1,633.7)	(1,900.0)
Net assets	**1,370.3**	1,559.2	2,323.1

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At 31 December 2018, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £31.4 million (2017: £54.2 million).

142 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

15. DEFERRED TAX

The Group's deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income taxes. The recognition of deferred tax assets is determined by reference to the Group's estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

- the future earnings potential determined through the use of internal forecasts;
- the cumulative losses in recent years;
- the various jurisdictions in which the potential deferred tax assets arise;
- the history of losses carried forward and other tax assets expiring;
- the timing of future reversal of taxable temporary differences;
- the expiry period associated with the deferred tax assets; and
- the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2018 £m	Offset 2018 £m	**As reported 2018 £m**	Gross 2017 £m	Offset 2017 £m	As reported 2017 £m
Deferred tax assets	412.0	(259.0)	**153.0**	411.8	(251.5)	160.3
Deferred tax liabilities	(738.5)	259.0	**(479.5)**	(765.2)	251.5	(513.7)
	(326.5)	–	**(326.5)**	(353.4)	–	(353.4)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2018 and 2017:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Property, plant and equipment £m	Tax losses and credits £m	Share-based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2017	95.6	80.6	141.4	70.8	89.7	75.8	5.9	38.2	598.0
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.6	2.6
(Charge)/credit to income	(5.5)	6.6	(10.2)	6.9	(34.4)	(0.4)	(1.5)	(21.7)	(60.2)
Impact of US tax reform	(30.8)	(8.1)	(29.1)	(6.8)	23.1	(10.9)	1.6	(1.1)	(62.1)
Charge to other comprehensive income	–	–	(20.9)	–	–	–	–	–	(20.9)
Charge to equity	–	–	–	–	–	(27.3)	–	–	(27.3)
Exchange differences	(5.8)	5.8	(5.6)	(2.5)	(5.7)	(4.2)	(0.2)	(0.1)	(18.3)
31 December 2017	53.5	84.9	75.6	68.4	72.7	33.0	5.8	17.9	411.8
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.0	2.0
Credit/(charge) to income	4.7	13.0	(11.2)	(20.6)	(8.9)	(15.3)	10.7	11.0	(16.6)
Charge to other comprehensive income	–	–	(0.2)	–	–	–	–	–	(0.2)
Charge to equity	–	–	–	–	–	(1.6)	–	–	(1.6)
Exchange differences	3.4	3.5	4.3	0.1	3.3	0.7	0.8	0.5	16.6
31 December 2018	**61.6**	**101.4**	**68.5**	**47.9**	**67.1**	**16.8**	**17.3**	**31.4**	**412.0**

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2018 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments, and other temporary differences.

WPP ANNUAL REPORT 2018 143

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2018 and 2017:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant and equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2017	755.9	28.3	232.5	36.2	64.0	33.1	1,150.0
Acquisition of subsidiaries	21.4	-	-	-	-	-	21.4
(Credit)/charge to income	(49.9)	(6.0)	0.7	(0.5)	(3.3)	5.1	(53.9)
Impact of US tax reform	(203.8)	-	(76.3)	(11.9)	(22.2)	18.0	(296.2)
Charge to other comprehensive income	-	-	-	-	-	3.7	3.7
Exchange differences	(34.4)	(0.7)	(16.5)	(2.6)	(2.3)	(3.3)	(59.8)
31 December 2017	489.2	21.6	140.4	21.2	36.2	56.6	765.2
Acquisition of subsidiaries	10.7	-	-	-	-	-	10.7
(Credit)/charge to income	(68.8)	(3.9)	31.8	(0.3)	(0.9)	(20.7)	(62.8)
Charge to other comprehensive income	-	-	-	-	-	0.5	0.5
Exchange differences	7.5	(0.1)	10.1	1.3	4.6	1.5	24.9
31 December 2018	**438.6**	**17.6**	**182.3**	**22.2**	**39.9**	**37.9**	**738.5**

At the balance sheet date, the Group has gross tax losses and other temporary differences of £6,638.6 million (2017: £6,208.6 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,763.4 million (2017: £1,539.3 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,875.2 million (2017: £4,669.3 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £46.4 million (2017: £56.5 million) that will expire within 1-10 years, and £4,572.6 million (2017: £4,421.5 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,768.5 million (2017: £3,898.0 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. TRADE AND OTHER RECEIVABLES

The following are included in trade and other receivables:

Amounts falling due within one year:

	2018 £m	2017[1] £m
Trade receivables (net of bad debt provision)	**8,062.2**	7,889.7
Work in progress	**366.5**	401.1
VAT and sales taxes recoverable	**264.2**	202.3
Prepayments	**287.3**	298.3
Accrued income	**3,541.2**	3,205.8
Fair value of derivatives	**1.3**	1.0
Other debtors	**578.8**	532.5
	13,101.5	12,530.7

Note

1 Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

The ageing of trade receivables and other financial assets by due date is as follows:

			Past due but not impaired				
2018	Carrying amount at 31 December 2018 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	8,062.2	5,873.7	1,370.7	549.1	128.3	75.6	64.8
Other financial assets	551.7	424.9	61.3	14.2	8.6	7.7	35.0
	8,613.9	6,298.6	1,432.0	563.3	136.9	83.3	99.8

			Past due but not impaired				
2017	Carrying amount at 31 December 2017 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days-1 year £m	Greater than 1 year £m
Trade receivables	7,889.7	5,466.6	1,629.6	577.0	143.0	48.8	24.7
Other financial assets	500.4	331.2	107.0	6.6	4.7	10.3	40.6
	8,390.1	5,797.8	1,736.6	583.6	147.7	59.1	65.3

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2018 £m	2017 £m
Prepayments	**3.0**	3.6
Accrued income	**16.5**	20.5
Fair value of derivatives	**8.4**	2.1
Other debtors	**152.1**	150.0
	180.0	176.2

144 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Bad debt provisions:

	2018 £m	2017 £m
At beginning of year	**91.3**	93.8
New acquisitions	**1.5**	1.2
Charged to the income statement	**66.7**	27.4
Released to the income statement	**(11.6)**	(8.4)
Exchange adjustments	**2.1**	(4.1)
Utilisations and other movements	**(33.4)**	(18.6)
At end of year	**116.6**	91.3

The allowance for bad and doubtful debts is equivalent to 1.4% (2017: 1.1%) of gross trade accounts receivables.

The requirement to use an expected loss method of impairment of financial assets on adoption of IFRS 9 on 1 January 2018 did not have a material impact on the Group. The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9, and recognises a loss allowance based on the financial asset's lifetime expected credit loss. Based on the aging of the invoice, the loss allowance at 31 December 2018 and 1 January 2018 (on adoption of IFRS 9) is as follows:

31 December 2018	£m	0-90 days £m	91-180 days £m	181 days-1 year £m	Over 1 year £m
Gross trade receivables	8,178.9	7,621.9	381.5	86.5	89.0
Loss allowance	116.6	11.3	3.8	39.2	62.3
Expected loss rate	1.4%	0.1%	1.0%	45.3%	70.0%

1 January 2018	£m	0-90 days £m	91-180 days £m	181 days-1 year £m	Over 1 year £m
Gross trade receivables	7,981.0	7,392.6	425.6	78.6	84.2
Loss allowance	91.3	2.9	2.8	24.2	61.4
Expected loss rate	1.1%	0.0%	0.7%	30.8%	73.0%

Impairment losses on work in progress and accrued income were immaterial for the years presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

17. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in trade and other payables falling due within one year:

	2018 £m	2017 £m
Trade payables	**10,524.3**	9,893.0
Deferred income	**1,253.6**	1,212.1
Payments due to vendors (earnout agreements)	**148.2**	180.7
Liabilities in respect of put option agreements with vendors	**36.8**	38.6
Fair value of derivatives	**2.6**	3.5
Other creditors and accruals	**3,072.9**	2,913.2
	15,038.4	14,241.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

18. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in trade and other payables falling due after more than one year:

	2018 £m	2017 £m
Payments due to vendors (earnout agreements)	**266.5**	450.0
Liabilities in respect of put option agreements with vendors	**205.2**	219.5
Fair value of derivatives	**14.2**	3.3
Other creditors and accruals	**355.5**	320.0
	841.4	992.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising contingent consideration and the Directors' best estimates of future earnout-related obligations:

	2018 £m	2017 £m
Within one year	**148.2**	180.7
Between one and two years	**140.2**	128.3
Between two and three years	**38.5**	144.1
Between three and four years	**50.3**	58.3
Between four and five years	**20.4**	103.1
Over five years	**17.1**	16.2
	414.7	630.7

	2018 £m	2017 £m
At beginning of year	**630.7**	976.5
Earnouts paid (note 11)	**(120.2)**	(199.1)
New acquisitions	**48.6**	163.7
Revision of estimates taken to goodwill (note 12)	**(68.3)**	(60.7)
Revaluation of payments due to vendors (note 6)	**(82.6)**	(208.6)
Exchange adjustments	**6.5**	(41.1)
At end of year	**414.7**	630.7

As of 31 December 2018, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £179 million (2017: £nil to £228 million) and £nil to £1,960 million (2017: £nil to £1,910 million), respectively.

19. BANK OVERDRAFTS, BONDS AND BANK LOANS

Amounts falling due within one year:

	2018 £m	2017 £m
Bank overdrafts	**442.0**	393.2
Corporate bonds and bank loans	**583.1**	230.9
	1,025.1	624.1

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2018 £m	2017 £m
Corporate bonds and bank loans	**5,634.8**	6,250.4

The Group estimates that the fair value of corporate bonds is £5,965.7 million at 31 December 2018 (2017: £5,816.5 million). The fair values of the corporate bonds are based on quoted market prices.

The Group considers that the carrying amount of bank loans of £186.8 million (2017: £993.4 million) approximates their fair value.

WPP ANNUAL REPORT 2018 145

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2018 £m	2017 £m
Within one year	**1,025.1**	624.1
Between one and two years	**423.8**	727.6
Between two and three years	**761.0**	421.0
Between three and four years	**609.8**	1,384.2
Between four and five years	**670.1**	356.6
Over five years	**3,170.1**	3,361.0
	6,659.9	6,874.5

20. PROVISIONS FOR LIABILITIES AND CHARGES

The movements in 2018 and 2017 were as follows:

	Property £m	Other £m	Total £m
1 January 2017	58.5	169.4	227.9
Charged to the income statement	4.1	16.9	21.0
Acquisitions[1]	4.0	22.8	26.8
Utilised	(6.0)	(21.4)	(27.4)
Released to the income statement	(5.5)	(5.9)	(11.4)
Transfers	0.1	7.1	7.2
Exchange adjustments	(2.6)	(12.5)	(15.1)
31 December 2017	52.6	176.4	229.0
Charged to the income statement[2]	72.1	13.9	86.0
Acquisitions[1]	0.5	8.3	8.8
Utilised	(5.7)	(20.1)	(25.8)
Released to the income statement	(5.7)	(4.6)	(10.3)
Transfers	2.0	10.9	12.9
Exchange adjustments	2.9	8.2	11.1
31 December 2018	**118.7**	**193.0**	**311.7**

Notes

[1] Acquisitions include £8.4 million (2017: £21.9 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

[2] Amounts charged to the income statement in 2018 include £50.6 million in regard to transformation costs with respect to the strategic initiative of co-locations in major cities.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

21. SHARE-BASED PAYMENTS

Charges for share-based incentive plans were as follows:

	2018 £m	2017 £m	2016 £m
Share-based payments (note 5)	**84.8**	105.0	106.5

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2018, there was £146.0 million (2017: £156.0 million) of total unrecognised compensation cost related to the Group's restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Further information on stock options is provided in note 25.

RESTRICTED STOCK PLANS

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group's ESOP Trusts. The most significant current schemes are as follows:

EXECUTIVE PERFORMANCE SHARE PLAN (EPSP)

This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the five-year performance period. Vesting is conditional on continued employment throughout the vesting period.

There are three performance criteria, each constituting one-third of the vesting value, and each measured over this five-year period:

(i) TSR against a comparator group of companies. Threshold performance (equating to ranking in the 50th percentile of the comparator group) will result in 20% vesting of the part of the award dependent on TSR. The maximum vest of 100% will arise if performance ranks in the 90th percentile, with a sliding scale of vesting for performance between threshold and maximum.

(ii) Headline diluted earnings per share. Threshold performance (7% compound annual growth) will again result in a 20% vest. Maximum performance of 14% compound annual growth will give rise to a 100% vest, with a sliding vesting scale for performance between threshold and maximum.

(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of shareholders' equity. Threshold performance ranges between 10-14% average annual ROE and maximum performance ranges between 14-18%, with a sliding scale in between. Threshold again gives rise to a 20% vest, 100% for maximum, with a sliding scale in between.

PERFORMANCE SHARE AWARDS (PSA)

Grants of restricted stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

LEADERS, PARTNERS AND HIGH POTENTIAL GROUP

This scheme provides annual grants of restricted stock to approximately 1,800 key executives of the Group. Vesting is conditional on continued employment over the three-year vesting period.

VALUATION METHODOLOGY

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 25, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

MARKET/NON-MARKET CONDITIONS

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

146 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2018 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2018 number m
Executive Performance Share Plan (EPSP)	9.1	0.7	(1.1)	(2.0)	**6.7**
Performance Share Awards (PSA)	1.9	1.4	(0.1)	(0.9)	**2.3**
Leaders, Partners and High Potential Group	6.8	4.8	(0.7)	(1.8)	**9.1**
Weighted average fair value (pence per share):					
Executive Performance Share Plan (EPSP)	1,368p	814p	1,500p	1,122p	**1,363p**
Performance Share Awards (PSA)	1,659p	1,202p	1,522p	1,517p	**1,437p**
Leaders, Partners and High Potential Group	1,502p	806p	1,472p	1,426p	**1,154p**

The total fair value of shares vested for all the Group's restricted stock plans during the year ended 31 December 2018 was £107.2 million (2017: £114.8 million, 2016: £116.8 million).

22. PROVISION FOR POST-EMPLOYMENT BENEFITS

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

	2018 £m	2017 £m	2016 £m
Defined contribution plans	**172.3**	175.9	153.5
Defined benefit plans charge to operating profit	**18.9**	16.1	24.6
Pension costs (note 5)	**191.2**	192.0	178.1
Net interest expense on pension plans (note 6)	**4.4**	6.3	6.7
	195.6	198.3	184.8

DEFINED BENEFIT PLANS

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2018.

The Group's policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2018 amounted to £44.9 million (2017: £68.2 million, 2016: £43.7 million). Employer contributions and benefit payments in 2019 are expected to be approximately £50 million.

(A) ASSUMPTIONS

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2018 % pa	2017 % pa	2016 % pa	2015 % pa
UK				
Discount rate[1]	**2.8**	2.4	2.5	3.7
Rate of increase in salaries[2]	**n/a**	n/a	3.5	3.1
Rate of increase in pensions in payment	**4.3**	4.1	4.1	3.9
Inflation	**2.8**	2.7	2.8	2.4
North America				
Discount rate[1]	**4.1**	3.5	3.8	4.0
Rate of increase in salaries	**3.0**	3.1	3.1	3.0
Inflation	**n/a**	4.0	4.0	2.5
Western Continental Europe				
Discount rate[1]	**2.0**	1.9	1.7	2.5
Rate of increase in salaries	**2.3**	1.9	2.0	2.3
Rate of increase in pensions in payment	**1.2**	1.2	1.3	1.6
Inflation	**1.7**	1.7	1.7	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe				
Discount rate[1]	**5.0**	4.2	4.2	4.2
Rate of increase in salaries	**5.8**	5.5	5.9	5.8
Inflation	**3.6**	4.0	4.0	4.0

Notes

1 Discount rates are based on high quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.

2 The salary assumptions are no longer applicable to the UK as all plans were frozen since 2017. Active participants will not accrue additional benefits for future services under these plans.

For the Group's pension plans, the plans' assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset class risk.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

WPP ANNUAL REPORT 2018 147

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2018, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	22.2	22.1	23.2	21.1	17.0
– current pensioners (at age 65) – female	23.9	23.6	24.3	24.0	21.4
– future pensioners (current age 45) – male	24.0	23.7	24.8	23.5	17.0
– future pensioners (current age 45) – female	25.7	25.2	26.1	26.2	21.4

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2017 were 22.4 years and 24.0 years for male and female current pensioners (at age 65), respectively, and 23.8 years and 25.7 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next 10 years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	**11.8**	**8.5**	**14.2**	**15.7**	**8.2**
Expected benefit payments over the next 10 years (£m)					
Benefits expected to be paid within 12 months	67.2	36.3	16.4	9.3	5.1
Benefits expected to be paid in 2020	58.4	34.3	12.9	8.6	2.5
Benefits expected to be paid in 2021	58.3	33.7	12.8	8.6	3.1
Benefits expected to be paid in 2022	59.1	33.6	12.7	9.1	3.6
Benefits expected to be paid in 2023	56.6	30.4	12.9	9.4	3.9
Benefits expected to be paid in the next five years	276.6	131.0	66.1	52.8	26.6

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

Sensitivity analysis of significant actuarial assumptions	Increase/(decrease) in benefit obligation 2018 £m	2017 £m
Discount rate		
Increase by 25 basis points		
UK	**(9.8)**	(13.1)
North America	**(8.8)**	(9.9)
Western Continental Europe	**(8.7)**	(9.2)
Other[1]	**(0.7)**	(0.6)
Decrease by 25 basis points		
UK	**10.3**	13.8
North America	**9.1**	10.2
Western Continental Europe	**9.3**	9.8
Other[1]	**0.7**	0.6
Rate of increase in salaries		
Increase by 25 basis points		
North America	**–**	0.1
Western Continental Europe	**1.3**	1.5
Other[1]	**0.7**	0.6
Decrease by 25 basis points		
North America	**–**	(0.1)
Western Continental Europe	**(1.2)**	(1.5)
Other[1]	**(0.6)**	(0.6)
Rate of increase in pensions in payment		
Increase by 25 basis points		
UK	**1.3**	2.4
Western Continental Europe	**5.3**	6.2
Decrease by 25 basis points		
UK	**(0.8)**	(1.9)
Western Continental Europe	**(5.0)**	(5.8)
Life expectancy		
Increase in longevity by one additional year		
UK	**13.6**	16.9
North America	**5.7**	6.0
Western Continental Europe	**6.9**	7.0

Note
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

(B) ASSETS AND LIABILITIES

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2018 £m	%	2017 £m	%	2016 £m	%
Equities	**76.5**	**9.1**	124.6	13.4	161.9	17.3
Bonds	**544.9**	**64.8**	520.0	55.9	566.0	60.6
Insured annuities	**90.9**	**10.8**	178.5	19.2	63.5	6.8
Property	**0.9**	**0.1**	1.3	0.1	1.6	0.2
Cash	**31.1**	**3.7**	9.9	1.1	44.9	4.8
Other	**96.3**	**11.5**	95.7	10.3	96.3	10.3
Total fair value of assets	**840.6**	**100.0**	930.0	100.0	934.2	100.0
Present value of liabilities	**(1,024.0)**		(1,135.4)		(1,209.8)	
Deficit in the plans	**(183.4)**		(205.4)		(275.6)	
Irrecoverable surplus	**(0.9)**		(0.9)		(0.9)	
Net liability[1]	**(184.3)**		(206.3)		(276.5)	
Plans in surplus	**42.8**		43.9		28.0	
Plans in deficit	**(227.1)**		(250.2)		(304.5)	

Note
[1] The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

148 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

Surplus/(deficit) in plans by region	2018 £m	2017 £m	2016 £m
UK	**33.7**	31.5	20.0
North America	**(68.7)**	(89.2)	(133.8)
Western Continental Europe	**(104.6)**	(107.7)	(116.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(43.8)**	(40.0)	(44.9)
Deficit in the plans	**(183.4)**	(205.4)	(275.6)

Some of the Group's defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2018 Surplus/ (deficit) £m	2018 Present value of liabilities £m	2017 Surplus/ (deficit) £m	2017 Present value of liabilities £m	2016 Surplus/ (deficit) £m	2016 Present value of liabilities £m
Funded plans by region						
UK	**33.7**	**(290.5)**	31.5	(387.5)	20.0	(406.4)
North America	**(4.6)**	**(375.3)**	(21.4)	(385.4)	(56.0)	(420.4)
Western Continental Europe	**(35.8)**	**(168.4)**	(37.9)	(173.3)	(48.9)	(180.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(6.6)**	**(19.7)**	(4.2)	(15.8)	(5.8)	(17.2)
Deficit/liabilities in the funded plans	**(13.3)**	**(853.9)**	(32.0)	(962.0)	(90.7)	(1,024.9)
Unfunded plans by region						
UK	**–**	**–**	–	–	–	–
North America	**(64.1)**	**(64.1)**	(67.8)	(67.8)	(77.8)	(77.8)
Western Continental Europe	**(68.8)**	**(68.8)**	(69.8)	(69.8)	(68.0)	(68.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	**(37.2)**	**(37.2)**	(35.8)	(35.8)	(39.1)	(39.1)
Deficit/liabilities in the unfunded plans	**(170.1)**	**(170.1)**	(173.4)	(173.4)	(184.9)	(184.9)
Deficit/liabilities in the plans	**(183.4)**	**(1,024.0)**	(205.4)	(1,135.4)	(275.6)	(1,209.8)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(C) PENSION EXPENSE

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2018 £m	2017 £m	2016 £m
Service cost[1]	**15.5**	13.0	22.4
Administrative expenses	**3.4**	3.1	2.2
Charge to operating profit	**18.9**	16.1	24.6
Net interest expense on pension plans	**4.4**	6.3	6.7
Charge to profit before taxation for defined benefit plans	**23.3**	22.4	31.3
Return on plan assets (excluding interest income)	**(43.9)**	13.4	66.3
Changes in demographic assumptions underlying the present value of the plan liabilities	**3.8**	12.7	6.7
Changes in financial assumptions underlying the present value of the plan liabilities	**45.2**	(17.0)	(92.6)
Experience gain arising on the plan liabilities	**3.8**	7.9	1.0
Change in irrecoverable surplus	**–**	–	2.7
Actuarial gain/(loss) recognised in OCI	**8.9**	17.0	(15.9)

Note

[1] Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

(D) MOVEMENT IN PLAN LIABILITIES

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2018 £m	2017 £m	2016 £m
Plan liabilities at beginning of year	**1,135.4**	1,209.8	1,039.9
Service cost[1]	**15.5**	13.0	22.4
Interest cost	**30.7**	32.9	37.2
Actuarial (gain)/loss			
Effect of changes in demographic assumptions	**(3.8)**	(12.7)	(6.7)
Effect of changes in financial assumptions	**(45.2)**	17.0	92.6
Effect of experience adjustments	**(3.8)**	(7.9)	(1.0)
Benefits paid	**(75.6)**	(79.7)	(92.4)
Loss/(gain) due to exchange rate movements	**30.0**	(36.4)	124.2
Settlement payments[2]	**(70.4)**	(1.2)	(4.8)
Other[3]	**11.2**	0.6	(1.6)
Plan liabilities at end of year	**1,024.0**	1,135.4	1,209.8

Notes

[1] Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

[2] In 2018, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £70.4 million settlement payments.

[3] Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

(E) MOVEMENT IN PLAN ASSETS

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2018 £m	2017 £m	2016 £m
Fair value of plan assets at beginning of year	**930.0**	934.2	814.2
Interest income on plan assets	**26.3**	26.6	30.5
Return on plan assets (excluding interest income)	**(43.9)**	13.4	66.3
Employer contributions	**44.9**	68.2	43.7
Benefits paid	**(75.6)**	(79.7)	(92.4)
Gain/(loss) due to exchange rate movements	**23.0**	(28.7)	78.8
Settlement payments[1]	**(70.4)**	(1.2)	(4.8)
Administrative expenses	**(3.4)**	(3.1)	(2.2)
Other[2]	**9.7**	0.3	0.1
Fair value of plan assets at end of year	**840.6**	930.0	934.2
Actual return on plan assets	**(17.6)**	40.0	96.8

Notes

[1] In 2018, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £70.4 million settlement payments.

[2] Other includes acquisitions, disposals, plan participants' contributions and reclassifications. The reclassifications represent certain of the Group's defined benefit plans which are included in this note for the first time in the periods presented.

23. RISK MANAGEMENT POLICIES

FOREIGN CURRENCY RISK

The Group's results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. The majority of the Group's debt is therefore denominated in US dollars, pounds sterling and euros. The Group's borrowings at 31 December 2018 were primarily made up of $2,784 million, £1,044 million and €3,200 million (2017: $3,931 million, £600 million and €3,202 million). The Group's average gross debt during the course of 2018 was $3,377 million, £1,039 million and €3,202 million (2017: $3,741 million, £1,242 million and €3,108 million).

The Group's operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

WPP ANNUAL REPORT 2018 149

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE RISK

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 52.9% of the year-end US dollar debt is at fixed rates averaging 4.58% for an average period of 181 months; 47.1% of the year-end US dollar debt is at floating rates averaging 4.77% for an average period of 39 months; 100% of the sterling debt is at a fixed rate of 3.43% for an average period of 232 months; 84.4% of the euro debt is at fixed rates averaging 1.99% for an average period of 75 months and 15.6% of the euro debt is at floating rates averaging 0.05% for an average of 28 months.

GOING CONCERN AND LIQUIDITY RISK

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis. The potential impact of Brexit has been considered and is not deemed to have a significant effect on this assessment.

At 31 December 2018, the Group has access to £8.4 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

		2019 £m	2020 £m	2021 £m	2022 £m	2023+ £m
£ bonds £400m (2.875% '46)	**400.0**					400.0
US bond $450m (5.625% '43)	**353.3**					353.3
US bond $272m (5.125% '42)	**213.1**					213.1
Eurobonds €600m (1.625% '30)	**539.1**					539.1
Eurobonds €750m (2.25%,'26)	**673.9**					673.9
Eurobonds €500m (1.375% '25)	**449.2**					449.2
US bond $750m (3.75%,'24)	**588.4**					588.4
Eurobonds €750m (3.0% '23)	**673.9**					673.9
US bond $500m (3.625% '22)	**392.3**				392.3	
Eurobonds €250m (3m EURIBOR + 0.45% '22)	**224.6**				224.6	
US bond $812m (4.75% '21)	**637.4**			637.4		
Bank revolver ($2,500m '21)	**1,961.4**			1,961.4		
Bank revolver (A$150m '19, A$370m '21)	**287.3**	82.9		204.4		
£ bonds £200m (6.375% '20)	**200.0**		200.0			
Eurobonds €250m (3m EURIBOR + 0.32% '20)	**224.6**		224.6			
Eurobonds €600m (0.75% '19)	**539.1**	539.1				
Total committed facilities available	**8,357.6**	**622.0**	**424.6**	**2,803.2**	**616.9**	**3,890.9**
Drawn down facilities at 31 December 2018	**6,282.9**	571.1	424.6	779.4	616.9	3,890.9
Undrawn committed credit facilities	**2,074.7**					
Drawn down facilities at 31 December 2018	**6,282.9**					
Cash and cash equivalents at 31 December 2018	**(2,201.2)**					
Other adjustments	**(65.0)**					
Net debt at 31 December 2018	**4,016.7**					

Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

TREASURY ACTIVITIES

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group's major operations.

CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 25 and 26.

CREDIT RISK

The Group's principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group's maximum exposure to credit risk in relation to financial assets, as shown in note 24.

The Group's credit risk is primarily attributable to its trade receivables. The majority of the Group's trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group's debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2018.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group's consolidated revenues. The Group's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group's clients will continue to utilise the Group's services to the same extent, or at all, in the future. Clients can reduce their marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

150 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS SENSITIVITY ANALYSIS The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective. CURRENCY RISK At 31 December 2018, the Group’s major foreign currency denominated borrowings are held in individual entities with the same financial reporting currencies as borrowings. Therefore a weakening or strengthening of sterling against the Group’s major currencies would not result in any gains or losses being posted directly to equity and there would be no profit before tax impact. INTEREST RATE RISK A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2018 would increase profit before tax by approximately £7.2 million (2017: £0.2 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings. 24. FINANCIAL INSTRUMENTS CURRENCY DERIVATIVES The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets. The Group designates its foreign currency-denominated debt as hedging instruments against the currency risk associated with the translation of its foreign operations. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million. At 31 December 2018, the fair value of the Group’s currency derivatives is estimated to be a net asset of approximately £8.4 million (2017: £nil). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £8.4 million (2017: £nil) assets included in trade and other receivables and £nil (2017: £nil) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a charge of £17.9 million (2017: £nil) for cash flow hedges. Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a loss of £11.1 million (2017: £nil) which is included in the revaluation of financial instruments for the year. This loss resulted from a £6.8 million gain on hedging instruments and a £17.9 million loss on hedged items. At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £296.1 million (2017: £177.7 million). The Group estimates the fair value of these contracts to be a net liability of £1.3 million (2017: £2.5 million). These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required. INTEREST RATE SWAPS The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with a nominal value of $500 million have fixed interest receipts of 3.63% until September 2022 and have floating interest payments averaging LIBOR plus 1.52%. Contracts with a nominal value of $812 million have fixed interest receipts of 4.75% until November 2021 and have floating rate payments averaging LIBOR plus 2.34%. The fair value of interest rate swaps entered into at 31 December 2018 is estimated to be a net liability of £14.2 million (2017: £1.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2017: £2.1 million) assets included in trade and other receivables and £14.2 million (2017: £3.3 million) liabilities included in trade and other payables. Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £0.9 million (2017: £2.8 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £9.9 million loss on hedging instruments and a £10.8 million gain on hedged items. WPP ANNUAL REPORT 2018 151

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

Classification under IFRS 9	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income	Amortised cost £m	Carrying value £m
2018					
Other investments	–	319.6	347.1	–	666.7
Cash and short-term deposits	–	–	–	2,643.2	2,643.2
Bank overdrafts, bonds and bank loans	–	–	–	(1,025.1)	(1,025.1)
Bonds and bank loans	–	–	–	(5,634.8)	(5,634.8)
Trade and other receivables: amounts falling due within one year	–	–	–	8,545.6	8,545.6
Trade and other receivables: amounts falling due after more than one year	–	–	–	68.3	68.3
Trade and other payables: amounts falling due within one year	–	–	–	(10,637.3)	(10,637.3)
Trade and other payables: amounts falling due after more than one year	–	–	–	(8.4)	(8.4)
Derivative assets	8.4	1.3	–	–	9.7
Derivative liabilities	(14.2)	(2.6)	–	–	(16.8)
Payments due to vendors (earnout agreements) (note 18)	–	(414.7)	–	–	(414.7)
Liabilities in respect of put options	–	(242.0)	–	–	(242.0)
	(5.8)	**(338.4)**	**347.1**	**(6,048.5)**	**(6,045.6)**

Classification under IAS 39	Derivatives in designated hedge relationships £m	Held for trading £m	Loans and receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2017						
Other investments	–	–	–	1,153.5	–	1,153.5
Cash and short-term deposits	–	–	2,391.4	–	–	2,391.4
Bank overdrafts, bonds and bank loans	–	–	–	–	(624.1)	(624.1)
Bonds and bank loans	–	–	–	–	(6,250.4)	(6,250.4)
Trade and other receivables: amounts falling due within one year	–	–	8,328.4	–	–	8,328.4
Trade and other receivables: amounts falling due after more than one year	–	–	61.7	–	–	61.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(9,970.5)	(9,970.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.5)	(8.5)
Derivative assets	2.1	1.0	–	–	–	3.1
Derivative liabilities	(3.3)	(3.5)	–	–	–	(6.8)
Payments due to vendors (earnout agreements) (note 18)	–	(630.7)	–	–	–	(630.7)
Liabilities in respect of put options	–	(258.1)	–	–	–	(258.1)
	(1.2)	(891.3)	10,781.5	1,153.5	(16,853.5)	(5,811.0)

The Group adopted IFRS 9 on 1 January 2018 resulting in cash and short-term deposits and trade and other receivables being reclassified from loans and receivables to amortised cost. Other investments of £1,153.5 million classified as available for sale at 31 December 2017 were reclassified as held at fair value through other comprehensive income (£835.1 million) and fair value through profit or loss (£318.4 million). There have been no material changes in the carrying amounts of financial assets and financial liabilities arising from the adoption of IFRS 9.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

152 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

	Level 1 £m	Level 2 £m	Level 3 £m
2018			
Derivatives in designated hedge relationships			
Derivative assets	–	8.4	–
Derivative liabilities	–	(14.2)	–
Held at fair value through profit or loss			
Other investments	0.4	–	319.2
Derivative assets	–	1.3	–
Derivative liabilities	–	(2.6)	–
Payments due to vendors (earnout agreements) (note 18)	–	–	(414.7)
Liabilities in respect of put options	–	–	(242.0)
Held at fair value through other comprehensive income			
Other investments	128.1	–	219.0

	Level 1 £m	Level 2 £m	Level 3 £m
2017			
Derivatives in designated hedge relationships			
Derivative assets	–	2.1	–
Derivative liabilities	–	(3.3)	–
Held for trading			
Derivative assets	–	1.0	–
Derivative liabilities	–	(3.5)	–
Payments due to vendors (earnout agreements) (note 18)	–	–	(630.7)
Liabilities in respect of put options	–	–	(258.1)
Available for sale			
Other investments	333.2	–	820.3

There have been no transfers between these levels in the periods presented

Reconciliation of level 3 fair value measurements[1]:

	Liabilities in respect of put options £m	Other investments £m
1 January 2017	(297.0)	881.0
Gains/(losses) recognised in the income statement	52.5	(13.8)
Gains recognised in other comprehensive income	–	15.1
Exchange adjustments	7.5	(70.9)
Additions	(40.5)	67.7
Disposals	–	(1.7)
Cancellations	2.9	–
Reclassifications from other investments to interests in associates	–	(57.1)
Settlements	16.5	–
31 December 2017	(258.1)	820.3
Gains recognised in the income statement	34.5	61.1
Losses recognised in other comprehensive income	–	(140.6)
Exchange adjustments	1.1	–
Additions	(43.5)	35.0
Disposals	–	(237.3)
Cancellations	2.2	–
Reclassifications from other investments to interests in associates	–	(0.3)
Settlements	21.8	–
31 December 2018	**(242.0)**	**538.2**

Note

[1] The reconciliation of payments due to vendors (earnout agreements) is presented in note 18.

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources. There have been no movements between level 3 and other levels.

PAYMENTS DUE TO VENDORS AND LIABILITIES IN RESPECT OF PUT OPTIONS

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2018, the weighted average growth rate in estimating future financial performance was 22.7% (2017: 25.0%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2018 was 2.9% (2017: 1.8%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.8 million (2017: £8.9 million) and £10.4 million (2017: £9.3 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £7.1 million (2017: £11.2 million) and £7.2 million (2017: £11.4 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

OTHER INVESTMENTS

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs is specific to each individual investment.

25. AUTHORISED AND ISSUED SHARE CAPITAL

	Equity ordinary shares	Nominal value £m
Authorised		
1 January 2017	1,750,000,000	175.0
31 December 2017	1,750,000,000	175.0
31 December 2018	**1,750,000,000**	**175.0**
Issued and fully paid		
1 January 2017	1,331,880,730	133.2
Exercise of share options	630,822	0.1
31 December 2017	1,332,511,552	133.3
Exercise of share options	166,675	–
31 December 2018	**1,332,678,227**	**133.3**

COMPANY'S OWN SHARES

The Company's holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan ("ESOP") trusts of shares in WPP plc for the purpose of funding certain of the Group's share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 104-119.

The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2018 was 14,820,994 (2017: 14,232,910), and £125.5 million (2017: £190.9 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2018 was 70,854,553 (2017: 62,578,938) and £599.9 million (2017: £839.2 million) respectively.

WPP ANNUAL REPORT 2018 153

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SHARE OPTIONS

WPP EXECUTIVE SHARE OPTION SCHEME

As at 31 December 2018, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 – 2022
3,045	10.595	2016 – 2023

WPP WORLDWIDE SHARE OWNERSHIP PROGRAMME

As at 31 December 2018, unexercised options over ordinary shares of 3,187,979 and unexercised options over ADRs of 466,559 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,275	5.483	2012-2019
18,000	5.483	2013-2019
750	5.608	2012-2019
95,000	6.268	2014-2021
44,125	6.268	2015-2021
61,625	7.113	2013-2020
30,250	7.113	2014-2020
233,129	8.458	2015-2022
52,000	13.145	2017-2021
1,959,975	13.145	2017-2024
4,750	13.145	2018-2024
642,975	13.505	2016-2023
17,125	13.505	2017-2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
11,855	44.560	2012-2019
29,025	49.230	2014-2021
19,200	56.560	2013-2020
44,964	67.490	2015-2022
195,890	102.670	2017-2024
165,625	110.760	2016-2023

WPP SHARE OPTION PLAN 2015

As at 31 December 2018, unexercised options over ordinary shares of 12,257,750 and unexercised options over ADRs of 1,286,670 have been granted under the WPP Share Option Plan 2015 as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
23,750	8.372	2021-2025
4,053,925	8.372	2021-2028
23,875	13.085	2020-2024
3,245,325	13.085	2020-2027
66,125	15.150	2018-2022
2,211,900	15.150	2018-2025
5,750	15.150	2019-2025
15,875	17.055	2019-2023
2,611,225	17.055	2019-2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
439,205	53.140	2021-2028
340,225	88.260	2020-2027
282,115	105.490	2020-2026
225,125	115.940	2018-2025

The aggregate status of the WPP Share Option Plans during 2018 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2018	Granted	Exercised	Lapsed	Outstanding 31 December 2018	Exercisable 31 December 2018
WPP	6,741	–	–	–	6,741	6,741
WWOP	6,375,750	–	(166,675)	(688,301)	5,520,774	5,520,774
WSOP	14,602,950	6,301,400	–	(2,213,250)	18,691,100	3,403,650
	20,985,441	6,301,400	(166,675)	(2,901,551)	24,218,615	8,931,165

Weighted-average exercise price for options over

	1 January 2018	Granted	Exercised	Lapsed	Outstanding 31 December 2018	Exercisable 31 December 2018
Ordinary shares (£)						
WPP	9.355	–	–	–	9.355	9.355
WWOP	12.195	–	7.064	12.473	12.290	12.290
WSOP	14.929	8.372	–	14.818	12.753	15.150
ADRs ($)						
WWOP	94.752	–	57.031	99.731	95.453	95.453
WSOP	101.047	53.140	–	98.978	84.893	115.940

154 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

OPTIONS OVER ORDINARY SHARES

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
5.483 – 17.055	12.656	96

OPTIONS OVER ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.560 – 115.940	87.703	93

As at 31 December 2018 there was £8.5 million (2017: £9.0 million) of total unrecognised compensation costs related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2017: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2018	2017	2016
Fair value of UK options (shares)	**107.0p**	112.0p	135.0p
Fair value of US options (ADRs)	**$8.09**	$9.40	$9.94
Weighted average assumptions:			
UK Risk-free interest rate	**0.78%**	0.57%	0.44%
US Risk-free interest rate	**2.74%**	2.05%	1.60%
Expected life (months)	**48**	48	48
Expected volatility	**24%**	17%	16%
Dividend yield	**3.5%**	2.9%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2018 was £11.56 (2017: £15.86, 2016: £16.45) and the average ADR price for the same period was $77.31 (2017: $101.86, 2016: $111.20).

Expected volatility is sourced from external market data and represents the historic volatility in the Group's share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

TERMS OF SHARE OPTION PLANS

In 2015, the Group introduced the Share Option Plan 2015 to replace both the 'all-employee' Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

The Worldwide Share Ownership Programme was open for participation to employees with at least two years' employment in the Group. It was not available to those participating in other share-based incentive programmes or to Executive Directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to Parent Company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

The Group grants stock options with a life of 10 years, including the vesting period.

26. OTHER RESERVES

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2017	2.7	(247.1)	271.3	1,158.3	1,185.2
Exchange adjustments on foreign currency net investments	–	–	–	(445.5)	(445.5)
Gain on revaluation of available for sale investments	–	–	32.1	–	32.1
Recognition and remeasurement of financial instruments	–	(10.1)	–	–	(10.1)
31 December 2017	2.7	(257.2)	303.4	712.8	761.7
Exchange adjustments on foreign currency net investments	–	–	–	69.9	69.9
Accounting policy change (IFRS 9)[1]	–	–	(303.4)	(104.0)	(407.4)
Recognition and remeasurement of financial instruments	–	(30.7)	–	–	(30.7)
31 December 2018	**2.7**	**(287.9)**	**–**	**678.7**	**393.5**

Note

1 Due to the adoption of IFRS 9, cumulative gains and losses on revaluation of available for sale investments have been transferred to retained earnings, as described in the accounting policies.

WPP ANNUAL REPORT 2018 155

FINANCIAL STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. ACQUISITIONS

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree's identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	–	40.3	40.3
Property, plant and equipment	3.1	–	3.1
Cash	5.0	–	5.0
Trade receivables due within one year	43.7	–	43.7
Other current assets	20.3	–	20.3
Total assets	**72.1**	**40.3**	**112.4**
Current liabilities	(42.8)	–	(42.8)
Trade and other payables due after one year	(2.4)	(13.5)	(15.9)
Deferred tax liabilities	–	(9.9)	(9.9)
Provisions	–	(0.4)	(0.4)
Total liabilities	**(45.2)**	**(23.8)**	**(69.0)**
Net assets	**26.9**	**16.5**	**43.4**
Non-controlling interests			(6.3)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(3.1)
Goodwill			141.6
Consideration			175.6
Consideration satisfied by:			
Cash			127.4
Payments due to vendors			48.2

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £65.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2018 and the date the financial statements have been authorised for issue.

28. RELATED PARTY TRANSACTIONS

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

29. RECONCILIATION TO NON-GAAP MEASURES OF PERFORMANCE

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

	2018 £m	2017[1] £m	2016[1] £m
Revenue	**15,602.4**	15,804.2	14,887.3
Media pass-through costs	**(1,458.0)**	(1,429.4)	(1,276.2)
Data collection pass-through costs	**(609.2)**	(646.4)	(669.8)
Other pass-through costs	**(708.6)**	(558.8)	(512.7)
Revenue less pass-through costs	**12,826.6**	13,169.6	12,428.6

Note

1 Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group's media investment management sub-sector is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. In addition, the data investment management sector, which forms a significant part of the Group's revenue and in which none of the Group's direct competitors have a significant presence, includes pass-through costs, principally for data collection. Therefore, management considers that revenue less pass-through costs gives a reflection of top-line performance.

156 WPP ANNUAL REPORT 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS

Reconciliation of profit before interest and taxation to headline PBIT:

	2018 £m	2017 £m	2016 £m
Profit before interest and taxation	**1,474.9**	2,021.7	2,112.9
Amortisation and impairment of acquired intangible assets	**280.0**	195.1	168.4
Goodwill impairment	**183.9**	27.1	27.0
Gains on disposal of investments and subsidiaries	**(235.5)**	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	**(2.0)**	0.3	(232.4)
Investment write-downs	**2.0**	95.9	86.1
Restructuring and transformation costs	**302.3**	56.8	27.4
Share of exceptional losses/(gains) of associates	**41.7**	(0.8)	15.2
Headline PBIT	**2,047.3**	2,267.1	2,160.3
Finance income	**104.8**	95.2	80.4
Finance costs	**(289.3)**	(269.8)	(254.5)
	(184.5)	(174.6)	(174.1)
Interest cover on headline PBIT	**11.1 times**	13.0 times	12.4 times

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT margin[1] before and after share of results of associates:

	Margin %	2018 £m	Margin[1] %	2017[2] £m	Margin[1] %	2016[2] £m
Revenue less pass-through costs		**12,826.6**		13,169.6		12,428.6
Headline PBIT	**16.0%**	**2,047.3**	17.2%	2,267.1	17.4%	2,160.3
Share of results of associates (excluding exceptional gains/losses)		**(85.2)**		(112.7)		(65.0)
Headline operating profit	**15.3%**	**1,962.1**	16.4%	2,154.4	16.9%	2,095.3

Notes

1 Previously referred to as revenue less pass-through costs margin.

2 Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Calculation of headline EBITDA:

	2018 £m	2017 £m	2016 £m
Headline PBIT (as above)	**2,047.3**	2,267.1	2,160.3
Depreciation of property, plant and equipment	**225.1**	230.7	220.8
Amortisation of other intangible assets	**38.7**	36.3	38.6
Headline EBITDA	**2,311.1**	2,534.1	2,419.7

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Calculation of headline non-controlling interests:

	2018 £m	2017 £m	2016 £m
Non-controlling interests	**76.5**	95.7	101.5
Non-controlling interests relating to restructuring and transformation costs	**4.7**	–	–
Headline non-controlling interests	**81.2**	95.7	101.5

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2018 £m	2017 £m	2016 £m
Profit before taxation	**1,463.3**	2,109.3	1,890.5
Amortisation and impairment of acquired intangible assets	**280.0**	195.1	168.4
Goodwill impairment	**183.9**	27.1	27.0
Gains on disposal of investments and subsidiaries	**(235.5)**	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	**(2.0)**	0.3	(232.4)
Investment write-downs	**2.0**	95.9	86.1
Restructuring and transformation costs	**302.3**	56.8	27.4
Share of exceptional losses/(gains) of associates	**41.7**	(0.8)	15.2
Revaluation of financial instruments	**(172.9)**	(262.2)	48.3
Headline PBT	**1,862.8**	2,092.5	1,986.2
Headline tax charge	**(419.1)**	(460.3)	(417.2)
Headline non-controlling interests	**(81.2)**	(95.7)	(101.5)
Headline earnings	**1,362.5**	1,536.5	1,467.5
Ordinary dividends paid	**747.4**	751.5	616.5
Dividend cover on headline earnings	**1.8 times**	2.0 times	2.4 times

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Reconciliation of free cash flow:

	2018 £m	2017 £m[1]	2016 £m[1]
Cash generated by operations	**2,174.7**	1,938.9	2,283.3
Plus:			
Interest received	**90.4**	76.9	73.9
Investment income	**15.4**	16.8	12.5
Dividends from associates	**49.7**	46.8	60.4
Share option proceeds	**1.2**	6.4	27.2
Proceeds on disposal of property, plant and equipment	**9.5**	8.0	7.7
Less:			
Earnout payments	**(120.2)**	(199.1)	(92.3)
Interest and similar charges paid	**(252.8)**	(246.6)	(242.1)
Purchases of property, plant and equipment	**(314.8)**	(288.9)	(252.1)
Purchases of other intangible assets (including capitalised computer software)	**(60.4)**	(37.3)	(33.0)
Corporation and overseas tax paid	**(383.6)**	(424.7)	(414.2)
Dividends paid to non-controlling interests in subsidiary undertakings	**(106.2)**	(87.8)	(89.6)
Free cash flow	**1,102.9**	809.4	1,341.7

Note

1 Prior year free cash flow has been re-presented to include movements in working capital and provisions and exclude earnout payments.

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition-related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

CONSTANT CURRENCY AND PRO FORMA ('LIKE-FOR-LIKE')

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the financial glossary on pages 178 and 179.

WPP ANNUAL REPORT 2018 157

FINANCIAL STATEMENTS COMPANY PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2018 2018 2017 Notes £m £m Turnover – – Operating income 10.8 14.1 Operating pro?t 10.8 14.1 Income from shares in Group undertakings 35.9 –Interest payable and similar charges 31 (127.1) (99.3) Revaluation of ?nancial instruments – 0.6 Loss on ordinary activities before taxation (80.4) (84.6) Taxation on loss on ordinary activities 32 – –Loss for the year (80.4) (84.6) Note The accompanying notes form an integral part of this pro?t and loss account. All results are derived from continuing activities. There are no recognised gains or losses in either year, other than those shown above, and accordingly no statement of comprehensive income has been prepared. 158 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS COMPANY BALANCE SHEET AS AT 31 DECEMBER 2018 2018 2017 Notes £m £m Fixed assets Investments 33 13,160.1 13,075.3 13,160.1 13,075.3 Current assets Debtors due within one year 34 1,676.2 1,661.7 Current liabilities Creditors: amounts falling due within one year 35 (6,368.1) (5,452.9) Net current liabilities (4,691.9) (3,791.2) Total assets less current liabilities 8,468.2 9,284.1 Creditors: amounts falling due after more than one year 36 (1,389.8) (1,359.6) Net assets 7,078.4 7,924.5 Capital and reserves Called-up share capital 133.3 133.3 Share premium account 569.7 568.5 Other reserves 37 (10.0) (10.0) Capital redemption reserve 2.7 2.7 Own shares (1,046.9) (944.1) Pro?t and loss account 7,429.6 8,174.1 Equity shareholders’ funds 7,078.4 7,924.5 Note The accompanying notes form an integral part of this balance sheet. The financial statements were approved by the Board of Directors and authorised for issue on 10 April 2019. Mark Read Paul Richardson Chief Executive Officer Group Finance Director Registered Company Number: 111714 WPP ANNUAL REPORT 2018 159

FINANCIAL STATEMENTS

COMPANY STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2018

	Ordinary share capital £m	Share premium £m	Translation reserves £m	Capital redemption reserve £m	Own shares £m	Profit and loss account £m	Total equity shareholders' funds £m
Balance at 1 January 2017	133.2	562.2	(10.0)	2.7	(766.7)	9,017.4	8,938.8
Ordinary shares issued	0.1	6.3	–	–	–	–	6.4
Treasury share additions	–	–	–	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	–	112.2	(112.2)	–
Loss for the year	–	–	–	–	–	(84.6)	(84.6)
Dividends paid	–	–	–	–	–	(751.5)	(751.5)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	105.0	105.0
Balance at 31 December 2017	133.3	568.5	(10.0)	2.7	(944.1)	8,174.1	7,924.5
Ordinary shares issued	–	1.2	–	–	–	–	1.2
Treasury share additions	–	–	–	–	(104.3)	–	(104.3)
Treasury share allocations	–	–	–	–	1.5	(1.5)	–
Loss for the year	–	–	–	–	–	(80.4)	(80.4)
Dividends paid	–	–	–	–	–	(747.4)	(747.4)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	84.8	84.8
Balance at 31 December 2018	**133.3**	**569.7**	**(10.0)**	**2.7**	**(1,046.9)**	**7,429.6**	**7,078.4**

Note

The accompanying notes form an integral part of this statement of changes in equity.

160 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS NOTES TO THE COMPANY FINANCIAL STATEMENTS 30. ACCOUNTING POLICIES E) GROUP AND TREASURY SHARE TRANSACTIONS The principal accounting policies of WPP plc (the Company) are summarised Where a parent entity grants rights to its equity instruments to employees of a below. These accounting policies have all been applied consistently subsidiary, and such share-based compensation is accounted for as equity-throughout the year and preceding year. settled in the consolidated financial statements of the parent, IFRS 2 (share-based payment) requires the subsidiary to record an expense for such A) BASIS OF ACCOUNTING compensation with a corresponding increase recognised in equity as a The separate financial statements of the Company are prepared under the contribution from the parent. Consequently, in the financial statements of the historical cost convention in accordance with the Companies (Jersey) Law parent (WPP plc), the Company has recognised an addition to fixed asset 1991. The company meets the definition of a qualifying entity under FRS 100 investments of the aggregate amount of these contributions of £84.8 million in (Financial Reporting Standard 100) issued by the Financial Reporting Council. 2018 (2017: £105.0 million), with a credit to equity for the same amount. These financial statements were prepared in accordance with Financial F) FOREIGN CURRENCY AND INTEREST RATE HEDGING Reporting Standard 101 Reduced Disclosure Framework. As permitted by FRS The Company’s policy on interest rate and foreign exchange rate management 101, the Company has taken advantage of the disclosure exemptions available sets out the instruments and methods available to hedge interest and currency under that standard in relation to share-based payment, financial instruments, risk exposures and the control procedures in place to ensure effectiveness. capital management, presentation of a cash-flow statement and certain related party transactions. The Company uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Company does not Where required, equivalent disclosures are given in the consolidated financial hold or issue derivative financial instruments for speculative purposes. statements. The financial statements are prepared on a going concern basis, further details of which are in the Directors’ report on page 79. Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at The Group has adopted IFRS 9 Financial Instruments from 1 January 2018. each balance sheet date. The resulting gain or loss is recognised in profit or The requirement under IFRS 9 to use an expected loss method of impairment loss immediately unless the derivative is designated and effective as a hedging of financial assets did not have a material effect on the Company due to instrument, in which event the timing of the recognition in profit or loss materially all financial assets being owed by subsidiary undertakings and depends on the nature of the hedge relationship. are expected to be paid in full. At the inception of the hedge relationship the entity documents the B) TRANSLATION OF FOREIGN CURRENCY relationship between the hedging instrument and hedged item, along with its Foreign currency transactions arising from operating activities are translated risk management objectives and its strategy for undertaking various hedge from local currency into pounds sterling at the exchange rates prevailing at the transactions. Furthermore, at the inception of the hedge and on an ongoing date of the transaction. Monetary assets and liabilities denominated in foreign basis, the Company documents whether the hedging instrument that is used currencies at the period end are translated at the period-end exchange rate. in a hedging relationship is highly effective in offsetting changes in fair values Foreign currency gains or losses are credited or charged to the profit and loss or cash flows of the hedged item. account as they arise. Changes in the fair value of derivatives that are designated and qualify as fair value C) INVESTMENTS hedges are recorded in profit or loss immediately, together with any changes in Fixed asset investments are stated at cost less provision for impairment. the fair value of the hedged item that is attributable to the hedged risk. D) TAXATION The effective portion of changes in the fair value of derivatives that are Current tax is provided at amounts expected to be paid (or recovered) using designated and qualify as cash flow or net investment hedges is deferred in the tax rates and laws that have been enacted or substantively enacted by the equity. The gain or loss relating to the ineffective portion is recognised balance sheet date. immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. Deferred tax is the tax expected to be payable or recoverable on differences However, when the forecast transaction that is hedged results in the between the carrying amounts of assets and liabilities in the financial recognition of a non-financial asset or a non-financial liability, the gains and statements and the corresponding tax bases used in the computation of losses previously deferred in equity are transferred from equity and included in taxable profit, and is accounted for using the balance sheet liability method. the initial measurement of the cost of the asset or liability. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or Hedge accounting is discontinued when the hedging instrument expires or is credited in the consolidated income statement, except when it relates to sold, terminated, or exercised, or no longer qualifies for hedge accounting. At items charged or credited to other comprehensive income or directly to that time, any cumulative gain or loss on the hedging instrument recognised in equity, in which case the deferred tax is also dealt with in other equity is retained in equity until the forecast transaction occurs. If a hedged comprehensive income or equity. Deferred tax assets are recognised to the transaction is no longer expected to occur, the net cumulative gain or loss extent that it is probable that taxable profits will be available against which recognised in equity is transferred to net profit or loss for the period. deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial Derivatives embedded in other financial instruments or other host contracts recognition of goodwill or other assets and liabilities (other than in a business are treated as separate derivatives when their risks and characteristics are not combination) in a transaction that affects neither the tax profit nor the closely related to those of host contracts and the host contracts are not accounting profit. carried at fair value with unrealised gains or losses reported in the consolidated income statement. WPP ANNUAL REPORT 2018 161

FINANCIAL STATEMENTS NOTES TO THE COMPANY FINANCIAL STATEMENTS

31. INTEREST PAYABLE AND SIMILAR CHARGES

	2018 £m	2017 £m
Interest payable on corporate bonds	–	6.0
Bank and other interest payable	37.8	18.1
Interest payable to subsidiary undertakings	89.3	75.2
	127.1	99.3

32. TAXATION ON LOSS ON ORDINARY ACTIVITIES

The tax assessed for the year differs from that resulting from applying the rate of corporation tax in the UK of 19% (2017: 19.25%). The differences are explained below:

	2018 £m	2017 £m
Loss on ordinary activities before tax	(80.4)	(84.6)
Tax at the rate of 19% (2017: 19.25%) thereon	15.3	16.3
Factors affecting tax charge for the year:		
Revaluation of financial instruments	–	0.1
Group relief not paid for	(22.1)	(8.7)
Items that are not deductible/(taxable)	6.8	(7.7)
Tax charge for the year	–	–

33. FIXED ASSET INVESTMENTS

The following are included in the net book value of fixed asset investments:

	Subsidiary undertakings £m
1 January 2018	13,075.3
Additions	84.8
31 December 2018	13,160.1

Fixed asset investments primarily represent 100% of the issued share capital of WPP Jubilee Limited, a company incorporated in Great Britain. Fixed asset investments were purchased in a share-for-share exchange. At 31 December 2018 cost and net book value were the same.

34. DEBTORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in debtors falling due within one year:

	2018 £m	2017 £m
Amounts owed by subsidiary undertakings	1,675.6	1,661.4
Other debtors	0.6	0.3
	1,676.2	1,661.7

35. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

The following are included in creditors falling due within one year:

	2018 £m	2017 £m
Bank overdrafts	1,174.1	2,627.7
Amounts due to subsidiary undertakings	5,190.3	2,808.3
Interest payable on corporate bonds and bank overdrafts	1.6	2.5
Other creditors and accruals	2.1	14.4
	6,368.1	5,452.9

36. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

The following are included in creditors falling due after more than one year:

	2018 £m	2017 £m
Amounts due to subsidiary undertakings	1,389.8	1,359.6

Total borrowings are repayable as follows:

	2018 £m	2017 £m
Within one year	6,368.1	5,452.9
Between one and five years	1,010.9	673.7
Over five years	378.9	685.9
	7,757.9	6,812.5

37. EQUITY SHAREHOLDERS' FUNDS

Other reserves at 31 December 2018 comprise a translation reserve of £10.0 million (2017: £10.0 million).

At 31 December 2018 the Company's distributable reserves amounted to £6,942.4 million (2017: £7,788.5 million). Further details of the Company's share capital are shown in note 25.

162 WPP ANNUAL REPORT 2018

FINANCIAL STATEMENTS INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF WPP PLC REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS OPINION In our opinion: – the financial statements of WPP plc (the ‘Parent Company’) and its subsidiaries (the ‘Group’) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2018 and of the Group’s profit and the Parent Company’s loss for the year then ended; – the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRSs as issued by the International Accounting Standards Board (IASB); – the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including FRS 101 “Reduced Disclosure Framework”; and – the financial statements have been properly prepared in accordance with the Companies (Jersey) Law 1991. We have audited the financial statements which comprise: – the accounting policies; – the consolidated income statement (excluding the US dollar information); – the consolidated statement of comprehensive income; – the consolidated cash flow statement; – the consolidated balance sheet; – the consolidated statement of changes in equity; – the Parent Company profit and loss account, balance sheet and statement of changes in equity; and – the related notes 1 to 37. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and IFRSs as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the Parent Company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework” (United Kingdom Generally Accepted Accounting Practice). BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Group and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We confirm that the non-audit services prohibited by the FRC’s Ethical Standard were not provided to the Group or the Parent Company. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. SUMMARY OF OUR AUDIT APPROACH Key audit matters The key audit matters that we identified in the current year were: – Revenue recognition: estimate of revenue recognised over time based on the proportion of the level of service performed for open projects at year-end within the Kantar network – Goodwill – Restructuring and transformation costs – Taxation reserves Within this report, any new key audit matters are identified with and any key audit matters which are the same as the prior year identified with . Materiality The materiality that we used for the Group financial statements was £80.0 million (2017: 105.5 million) which we determined using 5.5% (2017: 5%) of pre-tax profit. Scoping Those entities subject to audit provide coverage for 76% of the Group’s consolidated revenue (2017: 78%) and 81% of the Group’s consolidated operating profit (2017: 83%); achieved through a combination of direct testing and specified audit procedures (including substantive analytical review procedures) performed by the Group auditor and/or component auditors across the world. Significant changes in There have been no significant changes in our approach compared with the prior year. However, we revised our assessment of key audit our approach matters as detailed below. WPP ANNUAL REPORT 2018 163

FINANCIAL STATEMENTS INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF WPP PLC CONCLUSIONS RELATING TO GOING CONCERN, PRINCIPAL RISKS AND VIABILITY STATEMENT GOING CONCERN We reviewed the Strategic report to shareholders on page 79 to the financial statements as to 1) whether they considered it appropriate to adopt the going concern basis of accounting in the financial statements and 2) their identification of any material uncertainties to the Group’s and Parent Company’s ability to conclude that the going concern basis of accounting is appropriate for a period of at least twelve months from the date of approval of the financial statements. We considered as part of our risk assessment the nature of the Group, its business model and related risks including where relevant the impact of Brexit, the requirements of the applicable financial reporting framework and the system of internal control. We evaluated the directors’ assessment of the Group’s ability to continue as a going concern, including challenging the underlying data and key assumptions used to make the assessment, and evaluated the directors’ plans for future actions in relation to their going concern assessment. We are required to state whether we have anything material to add or draw attention to in relation to that statement required by Listing Rule 9.8.6R(3) and report if the statement is materially inconsistent with our knowledge obtained in the audit. We confirm that we have nothing material to report, add or draw attention to in respect of these matters. PRINCIPAL RISKS AND VIABILITY STATEMENT Based solely on reading the Strategic report to shareholders and considering whether they were consistent with the knowledge we obtained in the course of the audit, including the knowledge obtained in the evaluation of the directors’ assessment of the Group’s and the Parent Company’s ability to continue as a going concern, we are required to state whether we have anything material to add or draw attention to in relation to: – the disclosures on pages 79-83 that describe the principal risks and explain how they are being managed or mitigated; – the directors’ confirmation on page 79 that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity; or – the directors’ explanation on page 79 as to how they have assessed the prospects of the Group, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions. We are also required to report whether the directors’ statement relating to the prospects of the Group required by Listing Rule 9.8.6R(3) is materially inconsistent with our knowledge obtained in the audit. We confirm that we have nothing material to report, add or draw attention to in respect of these matters. KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Given the reduced financial significance of media volume income for the Group, we no longer identified this as a key audit matter in the current year. However, upon the announcement of the potential sale of the Kantar network, which is part of Data Investment Management, we identified that there is a potential for fraud in relation to the cut-off of revenue recognised on open projects at year-end accounted for as revenue recognised over time based on the proportion of the level of service performed within the Kantar network. Therefore, this has been included as a key audit matter in the current year. In addition, with the increase in costs incurred in respect of restructuring, we have included this as a key audit matter in the current year. 164 WPP ANNUAL REPORT 2018

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WPP PLC FINANCIAL STATEMENTS

Key audit matter description	How the scope of our audit responded to the key audit matter	Key observations
Revenue recognition: estimate of revenue recognised over time based on the proportion of the level of service performed for open projects at year-end within the Kantar network Assessing the timing of recognition revenue recognised on open projects at year-end and the proportion of the level of service at that date is an area of complexity and judgement due to the need for management to estimate the costs to complete the project. A risk exists that sales are incorrectly recorded in the wrong period based on incorrect management estimates. Given the degree of judgement and complexity involved and the announcement of the potential sale of the Kantar network (part of Data Investment Management), we also determined that there was a potential for fraud through possible manipulation of this balance. Refer to page 100 (Audit Committee report), page 124 (accounting policies) and page 132 (notes to the consolidated financial statements).	We have: – Analysed the total open contracts as at the year-end by total contract value and against prior periods to identify unusual trends; – Recalculated revenue recognised based on the proportion of the level of service performed by obtaining schedules of estimated costs to complete from project managers and challenging the key underlying assumptions to test their completeness and accuracy by reference to independent data sources; – Confirmed contract terms and the absence of side agreements with customers and assessing such terms or agreements and basis for rebates for the period to which they may relate (for example; acceptance criteria, delivery and payment terms, the absence of future or continuing vendor obligations, and cancellation or refund provisions which are often relevant in such circumstances); – Inquired of the Group's sales and marketing personnel or in-house legal counsel regarding open projects and their knowledge of any unusual terms or conditions associated with these transactions; – Attended year-end meetings where such projects are discussed in detail in order to observe the review control and internal challenge occurring; – Performed substantive analytical procedures relating to revenue using disaggregated data; for example, comparing revenue reported by month and by service during the current reporting period with comparable prior periods or with revenue related to cash collections.	The results of our testing were satisfactory. Cut-off of revenue recognised on open projects at year-end and estimated costs to complete in calculating the proportion of the level of service performed at that date appear to be reasonable.
Goodwill Given the magnitude of the goodwill balance and the continued economic uncertainty in certain regions, it is important to ensure that the goodwill impairment review is approached in a robust manner to identify potential impairments, where necessary. Determining whether the carrying value of goodwill is recoverable requires management to make significant estimates concerning the estimated future cash flows and associated discount rates and growth rates based on management's view of future business prospects, including revenue growth and operating margin. The Group is highly acquisitive. As such, given the magnitude of the goodwill balance (2018: £13,202.8 million, 2017: £12,952.9 million), and the relative sensitivity to certain inputs to the impairment testing process, in particular the discount rate, the valuation of goodwill is considered a key audit matter. Certain parts of the business, including, in particular VMLY&R, were sensitive to the assumptions used in the impairment review and were treated as a key audit matter in the current year. Refer to page 100 (Audit Committee report), page 123 (accounting policies) and page 140 (notes to the consolidated financial statements).	We have: – Assessed the key assumptions used in the impairment models for goodwill, including specifically the operating cash flow projections, discount rates, and long term growth rates; – Compared these assumptions to externally derived data (where applicable) as well as forming our own assessment, including consideration of the potential impact of Brexit; – Our internal fair value specialists assisted in computing an independent assessment of the discount rates used and assessing the methodology used in preparing the impairment testing models; – Tested the integrity and mathematical accuracy of the impairment models; and – Considered the sensitivity of the impairment testing model to changes in key assumptions. We also considered the adequacy of the Group's disclosures in respect of its goodwill impairment testing and goodwill impairment recognised, including whether disclosures about the sensitivity of the outcome of the impairment assessment to reasonably possible changes in key assumptions properly reflected the risks inherent in such assumptions.	The results of our testing were satisfactory and we concur that the assumptions used in the impairment models, including the discount rates, and level of goodwill impairment booked in the year are appropriate.

WPP ANNUAL REPORT 2018 165

FINANCIAL STATEMENTS INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WPP PLC

Key audit matter description	How the scope of our audit responded to the key audit matter	Key observations
Restructuring and transformation costs Management has implemented a restructuring and transformation programme as part of a strategic review in the current year. Management judgement is required to determine whether a restructuring cost can be recognised in the year. Restructuring and transformation costs were £302.3 million for the year ended 31 December 2018 (2017: £56.8 million) as highlighted in note 3 and within the Audit Committee report. The key judgements include assessing whether the timing and extent of the plans and their communication to those likely to be affected meet the requirements set out in *IAS 37 Provisions, Contingent Assets and Contingent Liabilities*. We therefore identified a key audit matter in relation to the cut-off such costs as recognised in the year.	We have: – Performed a walkthrough of the process performed by Management and tested the design, implementation and operating effectiveness of key controls identified; – Made enquiries made of management of the operating companies and have corroborated our understanding of the restructuring programmes in place gained at a Group level; and – Performed substantive testing by selecting a sample of costs and obtaining supporting documentation, at a component and global level. For the sample selected we have assessed whether the recognition criteria as set out in IAS 37 Provisions, Contingent Assets and Contingent Liabilities have been met in the year such that the cut-off of the costs has been appropriately accounted for and that management's estimates at the year-end date are reasonable.	The results of our testing were satisfactory and we conclude that the restructuring and transformation costs recognised in the year appear to have been appropriately accounted for.
Taxation reserves There is uncertainty in respect of resolving matters with tax authorities around the world. The highly disaggregated nature of the Group coupled with its acquisitive nature means that there are a number of different tax jurisdictions in which the Group could be liable to pay additional tax above the amount due based on its tax returns, making potential tax exposures a key audit matter. Therefore assessing the Group's exposure to significant tax risks and the level of provisions recognised is an area of judgement. Refer to page 100 (Audit Committee report), page 125 (accounting policies) and page 136 (notes to the consolidated financial statements).	We have: – Discussed and considered all significant taxation exposures with Group management including their tax specialists; and – Together with our internal taxation specialists we challenged the estimates and judgements made by management when calculating the income tax payable in each territory and the associated provisions held. We reviewed correspondence with taxation authorities in significant locations where available, as well as reviewing the support or opinions received from external counsel and other advisors where management has utilised such opinions to make assumptions on the level of taxation payable.	The results of our testing were satisfactory. There were no material exceptions noted when corroborating management's judgement to the correspondence and support reviewed for those significant tax reserves.

OUR APPLICATION OF MATERIALITY

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.


PBT
£1,463.3m
Group materiality
£80m
Audit Committee reporting threshold
£1.5m
PBT
Group materiality

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent Company financial statements
Materiality	£80.0 million (2017: £105.5 million)	£32.0 million (2017: £42.2 million)
Basis for determining materiality	5.5% of profit before tax (2017: 5.0% of profit before tax)	The basis of materiality is shareholder's equity, taking into account the Group materiality. The materiality used is less than 1% of shareholder's equity (2017: less than 1% of shareholder's equity).
Rationale for the benchmark applied	We have determined that the critical benchmark for the Group was pre-tax profit because we consider this measure to be what the shareholders believe to be a key performance indicator for the Group. We also considered this measure to be suitable having compared to another benchmark: our materiality is below 1% of equity (2017: below 1%). Materiality is lower than for the year ended 31 December 2017 primarily as a result of a lower pre-tax profit achieved in 2018.	Given the nature of the Company as a parent company, we consider shareholder's equity to be the most appropriate basis for materiality. We have, however, capped the materiality at 40% of Group Materiality (2017: 40% of Group Materiality).

166 WPP ANNUAL REPORT 2018

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WPP PLC FINANCIAL STATEMENTS

We agreed with the Audit Committee that we would separately report to the Committee all audit differences in excess of £1.5 million (2017: £1.5 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

AN OVERVIEW OF THE SCOPE OF OUR AUDIT

As a result of the highly disaggregated nature of the Group, with operations in 112 countries and more than 3,000 offices among more than 150 companies within the Group, a significant portion of audit planning time is spent so that the scope of our work is appropriate to address the Group's identified risks of material misstatement.

In selecting the components that are in scope each year, we refresh and update our understanding of the Group and its environment, including obtaining an understanding of the Group's system of internal controls, and assessing the risks of material misstatement at the Group level, in order to check that the units selected provide an appropriate basis on which to undertake audit work to address the identified risks of material misstatement. Such audit work represents a combination of procedures, all of which are designed to target the Group's identified risks of material misstatement in the most effective manner possible.

Those entities subject to audit provide for coverage of 76% of the Group's consolidated revenue (2017: 78%) and 81% of the Group's consolidated operating profit (2017: 83%); achieved through a combination of direct testing and specified audit procedures (including substantive analytical review procedures) performed by the Group auditor and/or component auditors across the world. Our audit work at the components is executed at levels of materiality appropriate for such components, many of which are local statutory materiality levels which in all instances are capped at 40% of Group materiality.

In order to support our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining components not subject to audit, we tested the consolidation process and carried out analytical procedures at the parent entity level.

HOW WE WORK CLOSELY WITH COMPONENT AUDITORS

The Group audit team plans its visits to component auditors based on a carefully designed programme, which considers a variety of factors including size of entity and number of significant risks; this programme is put in place to check that appropriate oversight and guidance is provided to the component auditors through a combination of:
- upfront team briefings to all component teams;
- site visits;
- central review of documentation; and
- risk assessment discussions and detailed workpaper reviews.

These are designed so that the Senior Statutory Auditor or a senior member of the Group audit team visits all key locations across the Group on regular basis. In addition we assess the competence of our component auditors.

In years when we do not visit a key location we will:
- include the component audit partner in our team briefing;
- discuss their risk assessment; and
- review documentation of the findings from their work.

We also hold quarterly meetings with management at a regional and global level in order to update our understanding of the Group and its environment on an ongoing basis.

OTHER INFORMATION

The directors are responsible for the other information. The other information comprises the information included in the Annual Report, other than the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

In this context, matters that we are specifically required to report to you as uncorrected material misstatements of the other information include where we conclude that:
- *Fair, balanced and understandable* – the statement given by the directors that they consider the Annual Report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or
- *Audit Committee reporting* – the section describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee; or
- *Directors' statement of compliance with the UK Corporate Governance Code* – the parts of the directors' statement required under the Listing Rules relating to the company's compliance with the UK Corporate Governance Code containing provisions specified for review by the auditor in accordance with Listing Rule 9.8.10R(2) do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

We have nothing to report in respect of these matters.

RESPONSIBILITIES OF DIRECTORS

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

WPP ANNUAL REPORT 2018 167

FINANCIAL STATEMENTS INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WPP PLC

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Details of the extent to which the audit was considered capable of detecting irregularities, including fraud are set out below.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: **www.frc.org.uk/auditorsresponsibilities**. This description forms part of our auditor's report.

EXTENT TO WHICH THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD

We identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and then design and perform audit procedures responsive to those risks, including obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion.

IDENTIFYING AND ASSESSING POTENTIAL RISKS RELATED TO IRREGULARITIES

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, our procedures included the following:

- enquiring of management, internal audit and the Audit Committee, including obtaining and reviewing supporting documentation, concerning the Group's policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and
  - the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations.
- discussing among the engagement team including significant component audit teams and involving relevant internal specialists, including tax, valuations, pensions and IT specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud. As part of this discussion, we identified potential for fraud in relation to the cut-off of revenue recognised on open projects at year-end and estimated costs to complete in calculating the proportion of the level of service performed at that date in the Kantar network; and
- obtaining an understanding of the legal and regulatory frameworks that the Group operates in, focusing on those laws and regulations that had a direct effect on the financial statements or that had a fundamental effect on the operations of the Group. The key laws and regulations we considered in this context included various taxation laws, Securities and Exchange Commission, Major Securities Law, Listing Rules, European Union law and Companies (Jersey) Law. In addition, compliance with the Group's regulatory solvency requirements were fundamental to the Group's ability to continue as a going concern.

AUDIT RESPONSE TO RISKS IDENTIFIED

As a result of performing the above, we identified the fraud risk in relation to the cut-off of revenue recognised on open projects at year-end and estimated costs to complete in calculating the proportion of the level of service performed at that date in the Kantar network as a key audit matter. The key audit matters section of our report explains this matter in more detail and also describes the specific procedures we performed in response to that key audit matter.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with relevant laws and regulations discussed above;
- enquiring of management, the Audit Committee and internal and external legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with relevant tax authorities; and
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists and significant component audit teams, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

OPINIONS ON OTHER MATTERS PRESCRIBED BY OUR ENGAGEMENT LETTER

In our opinion the part of the Directors' Remuneration report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the Company.

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the Strategic report and the Corporate Governance report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the Strategic report and the Corporate Governance report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and the Parent Company and their environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic report or the directors' report.

168 WPP ANNUAL REPORT 2018

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF WPP PLC FINANCIAL STATEMENTS MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION OTHER MATTERS ADEQUACY OF EXPLANATIONS RECEIVED AND ACCOUNTING AUDITOR TENURE RECORDS Following the recommendation of the Audit Committee, we were appointed Under the Companies (Jersey) Law 1991 we are required to report to you if, in by the Company at the AGM on 20 May 2002 to audit the financial statements our opinion: for the year ending 31 December 2002 and subsequent financial periods. The – we have not received all the information and explanations we require for our period of total uninterrupted engagement including previous renewals and audit; or reappointments of the firm is 17 years, covering the years ending 31 December – proper accounting records have not been kept by the Parent Company, or 2002 to 31 December 2018. proper returns adequate for our audit have not been received from branches not visited by us; or CONSISTENCY OF THE AUDIT REPORT WITH THE ADDITIONAL – the Parent Company financial statements are not in agreement with the REPORT TO THE AUDIT COMMITTEE accounting records and returns. Our audit opinion is consistent with the additional report to the Audit Committee we are required to provide in accordance with ISAs (UK). We have nothing to report in respect of these matters. USE OF OUR REPORT DIRECTORS’ REMUNERATION This report is made solely to the company’s members, as a body, in Under our engagement letter we are also required to report if in our opinion accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit certain disclosures of directors’ remuneration have not been made or the part work has been undertaken so that we might state to the company’s members of the directors’ remuneration report to be audited is not in agreement with those matters we are required to state to them in an auditor’s report and/or the accounting records and returns. those matters we have expressly agreed to report to them on in our engagement letter and for no other purpose. To the fullest extent permitted We have nothing to report in respect of these matters. by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed. Richard Muschamp For and on behalf of Deloitte LLP Recognised Auditor London, United Kingdom 10 April 2019 WPP ANNUAL REPORT 2018 169